                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NOS. 333-107284 AND
                                                                      333-108601

Prospectus Supplement

(To Prospectus dated September 8, 2003)

                                7,064,033 Shares

                                   (URS Logo)
                                  COMMON STOCK
                            ------------------------

ALL OF THE SHARES OF COMMON STOCK IN THIS OFFERING ARE BEING SOLD BY THE SELLING STOCKHOLDERS IDENTIFIED IN THIS PROSPECTUS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE SHARES BY THE SELLING STOCKHOLDERS.
                            ------------------------
OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "URS." ON SEPTEMBER 24, 2003, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $20.10 PER SHARE.
                            ------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                              PRICE $19.25 A SHARE
                            ------------------------

                                                             UNDERWRITING      PROCEEDS TO
                                             PRICE TO       DISCOUNTS AND        SELLING
                                              PUBLIC         COMMISSIONS      STOCKHOLDERS
                                           -------------    --------------    -------------
Per Share................................    $19.2500           $.8663          $18.3837
Total....................................  $135,982,635     $ 6,119,572       $129,863,063

We have granted the underwriters the right to purchase up to an additional 1,059,605 shares of common stock from us to cover over-allotments, if any. If the underwriters exercise the over-allotment option in full, proceeds before expenses to URS Corporation would be $19,479,460.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on September 30,
2003.
                            ------------------------

                          Joint Book-Running Managers

MORGAN STANLEY                                        CREDIT SUISSE FIRST BOSTON
                            ------------------------

                                LEHMAN BROTHERS
                            ------------------------

D. A. DAVIDSON & CO.                                    MORGAN JOSEPH & CO. INC.

September 24, 2003

                              [INSIDE FRONT COVER]

Photo:      Nuclear submarine partially emerged on surface of water.

Caption:    We defend.

Photo:      Fred Hartman Bridge in Baytown, Texas

Caption:    We engineer.

Photo:      Oil and gas facility

Caption:    We restore.

Photo:      Snowy Mountain Hydroelectric Scheme in New South Wales, Australia

Caption:    We deliver.

Caption:    We are URS.

                               TABLE OF CONTENTS

          PROSPECTUS SUPPLEMENT           PAGE
          ---------------------           ----
Prospectus Summary.......................  S-1
Risk Factors............................. S-10
Special Note Regarding Forward-Looking
Statements............................... S-18
Use of Proceeds.......................... S-18
Price Range of Common Stock.............. S-19
Dividend Policy.......................... S-19
Selected Financial Information........... S-20
Management's Discussion and Analysis of
Financial Condition and Results of
Operations............................... S-21
Business................................. S-36
Management............................... S-46
Principal and Selling Stockholders....... S-49
Underwriters............................. S-52
Legal Matters............................ S-54
Incorporation of Certain Documents by
Reference................................ S-54
Index to Financial Statements............  F-1

               PROSPECTUS                 PAGE
               ----------                 ----
About this Prospectus....................   ii
URS Corporation..........................    1
The Securities We and the Selling
Stockholders May Offer...................    1
Risk Factors.............................    4
Special Note Regarding Forward-Looking
Statements...............................    4
Ratio of Earnings to Fixed Charges.......    5
Use of Proceeds..........................    6
Description of Capital Stock.............    6
Description of Depositary Shares.........    8
Description of Warrants..................   11
Description of Debt Securities...........   14
Legal Ownership of Securities............   20
Selling Stockholders.....................   23
Plan of Distribution.....................   24
Legal Matters............................   25
Experts..................................   25
Where You Can Get More Information.......   26
Incorporation of Certain Documents by
Reference................................   26

                            ------------------------

     Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to "our," "URS," "us," or "we," refer to URS Corporation, a Delaware corporation, and its subsidiaries and "EG&G" refers to Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 1,059,605 shares of common stock.

                            ------------------------

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, including a description of our common stock beginning on page 6. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of the accompanying prospectus entitled "Where You Can Get More Information."

                            INDUSTRY AND MARKET DATA

     Industry and market data presented in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference, including information relating to our relative position in the engineering design services industry, is based upon our review of industry publications, such as Engineering News-Record and publications by the Government Electronics Industry Association and other publicly available information. Although we believe that such sources are reliable, we have not verified the information and cannot assure you that such information is accurate or complete.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the related notes contained in this prospectus supplement and the documents incorporated by reference.

                                  OUR COMPANY

     We are one of the largest engineering design services firms worldwide and one of the nation's leading federal government contractors for operations and maintenance services. We execute large and complex engineering projects, and provide a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services. We have grown our business through acquisitions and internal initiatives, thus diversifying our client base, service offerings and markets served. As a result, we are able to capitalize on trends such as outsourcing initiatives and increased spending by the federal government. Since 1995, we have increased our revenues from $180.0 million to over $3.0 billion for the twelve months ended July 31, 2003, while our earnings per share has grown at a compound annual growth rate of 10% and our employee headcount has increased from 1,300 to over 25,500.

     Through our extensive network of over 280 principal offices and contract-specific job sites across the U.S. and in more than 20 foreign countries, we market our services to federal government agencies, primarily the Departments of Defense and Homeland Security, state and local government agencies, and private industry clients. Our expertise is focused on eight key markets: surface transportation, air transportation, rail transportation, industrial process, facilities and logistics support, water/wastewater treatment, hazardous waste management and military platforms support. Our contracts encompass activities ranging from operating and managing military installations and engineering combat systems to designing highways, bridges, mass transit facilities and security-related improvements.

     Our business is well balanced across a highly diversified client base. Our clients include more than 25 U.S. government agencies, 300 state and local government agencies and 1,600 private industry clients, which have included over half of the Fortune 500 companies. For the first nine months of fiscal 2003, we generated approximately 43% of our revenues from federal government agencies, approximately 21% from state and local government agencies and approximately 28% from private industry clients. We currently have more than 12,000 active projects, with no single project accounting for more than 4% of our revenues for the first nine months of fiscal 2003.

     The table below summarizes our business by client type for the nine months ended July 31, 2003:

                       % OF                     REPRESENTATIVE                       REPRESENTATIVE          REPRESENTATIVE
CLIENT TYPE          REVENUES                      SERVICES                             MARKETS                  CLIENTS
-------------------  --------   ----------------------------------------------  ------------------------   -------------------
Federal Government      43%     --  Operations & Maintenance                    --  Facilities &           --  Department of
                                - Management of military ranges and facilities  Logistics Support            Defense
                                - Logistics management                          --  Military Platforms     --  Department of
                                - Maintenance and overhaul of aircraft and        Support                    Homeland Security
                                ground vehicles                                 --  Hazardous Waste        --  Department of
                                - Pilot training programs                         Management                 Energy
                                - Support for combat systems                    --  Air Transportation     --  NASA
                                - Demilitarization/demolition of chemical                                  --  Federal
                                weapons stockpiles                                                         Aviation
                                --  Systems Engineering & Technical Assistance                                 Administration
                                - Engineering and design studies for upgrade                               --  Environmental
                                and maintenance of military hardware                                         Protection Agency
                                --  Planning & Design                                                      --  General
                                - Assessment and planning for remediation                                  Services
                                    activities at Superfund sites and military                              Administration
                                    bases                                                                  --  United States
                                - Engineering and design studies for                                       Postal Service
                                facilities
                                --  Program & Construction Management
                                - Manage construction process, including bid
                                  process management, selection of contractors
                                  and monitoring of project schedule, cost and
                                  quality of work

State & Local           21%     --  Planning & Design                           --  Surface, Rail & Air    --  State
  Government                    - Studies, analyses, planning and engineering     Transportation           departments of
                                and architectural design for:                   --  Facilities               transportation,
                                - Bridges, highways and roads                   --  Hazardous Waste         airports, transit
                                - Airports, mass transit systems and railroads      Management                 authorities and
                                - Schools, courthouses, correctional            --  Water/Wastewater           railroad
                                facilities and other public use facilities       Treatment                     systems
                                - Water, wastewater and hazardous waste                                    --  Municipalities
                                  treatment facilities
                                --  Program & Construction Management
                                - Same services as above
                                --  Operations & Maintenance
                                - Operation of state highway management
                                  systems

Private Industry        28%     --  Planning & Design                           --  Industrial Process     --  Fortune 500
                                - Environmental assessment, due diligence and   --  Facilities              companies,
                                 permitting at commercial and industrial        --  Hazardous Waste            including BP,
                                 facilities                                       Management                 ConocoPhillips
                                - Architectural and engineering services        --  Water/Wastewater         and Dow Chemical
                                --  Program & Construction Management             Treatment
                                - Same services as above
                                --  Operations & Maintenance
                                - Management of environmental remediation
                                  programs at commercial and industrial
                                  facilities and Superfund sites

International            8%     --  All service types                           --  All market types       --  All client
                                                                                                               types

     The following charts illustrate the balance and diversity of our revenue base and identify the approximate percentage of our revenues by service offerings for the nine months ended July 31, 2003 and markets served for the year ended October 31, 2002:

               SERVICE OFFERINGS                                 MARKETS SERVED

[Pie Chart]                                                          [Pie Chart]

     We are well positioned to benefit from fundamental market trends, including:

      --   increased spending and outsourcing by the federal government;

      --   a greater emphasis on domestic security;

      --   growing requirements for public infrastructure;

      --   consolidation of service providers by our clients; and

      -- a growing demand for cost-effective compliance with environmental regulations.

     In our federal client business, we believe we are well suited to meet a broad range of outsourced defense and homeland security needs. Our ability to provide cost-effective outsourced services to the Department of Defense enables us to benefit from the largest increase in Department of Defense spending in 20 years. The market for operations and maintenance services provided to the federal government, including the Departments of Defense and Homeland Security, is expected to total more than $145.0 billion in 2003, an increase of more than $23.0 billion in the past two years. In our state and local government business, we anticipate that spending will increase as local agencies address their public infrastructure needs and funding becomes available for their deferred infrastructure projects. Moreover, federal programs such as the Transportation Equity Act for the 21st Century ("TEA-21") and the Aviation Investment and Reform Act for the 21st Century ("AIR-21"), which are anticipated to have a total spending budget of approximately $37.0 billion over the next year, provide a significant portion of state and local funding for these types of infrastructure improvement services. Increasingly, our private industry clients such as BP, ConocoPhillips and Dow Chemical are addressing their environmental engineering and consulting requirements by entering into master service agreements with a select number of providers on a national and global basis.

STRENGTHS

     Market Leadership in Attractive Market Segments. We are one of the largest engineering design services firms worldwide and one of the nation's leading federal government contractors for operations and maintenance services. We hold leading market positions in the markets we serve, ranking among the top ten service providers in each of our key markets. For example, we are the leading provider of design services to the hazardous waste market and rank second among providers to the transportation industry. We are one of the nation's largest government contractors, providing services to the Departments of Defense and Homeland Security as well as to the Department of Energy, NASA and other federal agencies. Revenues under contracts with the Department of Defense and other defense-related entities represented 32% of our total revenues for the first nine months of fiscal 2003. We have also developed relationships with over half of the Fortune 500 companies. As a result of our marketleadership and reputation for high-quality service, we believe we are well positioned to benefit from anticipated spending increases by clients in our markets, particularly in the areas of defense and homeland security, as well as public infrastructure as state and local governments seek to restore, expand and upgrade existing facilities.

     Comprehensive Range of Services. We believe that we are one of the few engineering design services firms that can meet our clients' service needs throughout the lifecycle of their projects and deliver services on a national and international basis. Increasingly, our private industry clients seek to contract with fewer service providers that can each offer a more comprehensive range of services. We believe we provide the most comprehensive range of engineering design and operations and maintenance services. As a result of our national and international presence, we can offer our clients local knowledge and expertise backed by the support of one of the largest engineering design services firms worldwide. Our broad range of services and global capabilities enable us to maximize revenue per customer and position us to capture additional market share with clients that seek to enter into omnibus contracts or master service agreements.

     Diversified, Recurring Revenue Base. We offer our comprehensive range of services to a diverse client base in multiple markets. As a result, we believe our dependence on any one market segment or individual client is limited. Market leadership, breadth of services and a reputation for high-quality, value-added services have enabled us to establish strong, long-term client relationships and provide us with a recurring base of revenues. For example, during the first nine months of fiscal 2003, more than 80% of our revenues were generated from existing clients and we achieved a 93% success rate on recompetes for federal operations and maintenance contracts. Our substantial backlog and strong client relationships help provide a high degree of visibility into our future financial results. Based on historical conversion rates, we expect to convert approximately 50% of our contract backlog of $2.6 billion at July 31, 2003 into revenues within the next 12 months. Our book of business, which includes backlog, project designations and indefinite delivery contracts, was $9.1 billion at July 31, 2003. See "Business--Backlog, Project Designations and Indefinite Delivery Contracts" for a detailed discussion of the components of book of business.

     Attractive Operating Model that Generates Strong Cash Flow. Our attractive operating model has contributed to the generation of $133.3 million of cash from operating activities during the first nine months of fiscal 2003. This enables us to rapidly repay debt and de-leverage our balance sheet. Since the acquisition of EG&G, we have reduced our outstanding debt from $954.2 million as of October 31, 2002 to $845.1 million as of July 31, 2003. We have a variable cost structure with limited fixed overhead that allows us to rapidly respond to changes in the demand for our services. Our presence across numerous markets and geographies enables us to direct our resources to meet changing project demands. Additionally, we have achieved economies of scale that allow us to increase our revenues without proportionately increasing our general and administrative expenses. We also have an established risk assessment and management process that includes rigorous guidelines regarding the type and scope of our projects and requires management review and approval for contracts. Our contract mix is weighted toward providing professional engineering and operations and maintenance services via cost-plus and time-and-materials contracts, which are generally lower risk than fixed-price contracts.

     Successful Acquisition Track Record. Since 1995, we have made five significant acquisitions that have strategically positioned URS as an industry leader. Through acquisitions, we have broadened our markets, geographic reach and technical expertise and greatly diversified our client and service base. We have also successfully integrated these acquisitions, retained the key employees of acquired companies and achieved identified cost savings. The acquisition of EG&G in August 2002 significantly enhanced our ability to provide operations and maintenance services to the federal government.

     Experienced Management Team and Skilled Workforce. Our senior management has successfully grown our business through a highly disciplined acquisition strategy and careful management of organic growth. Our senior management has an average of 20 years of experience in our industry. We also have an experienced and skilled workforce of over 25,500 employees. Many of our employees developed specialized skills while working for the military and over 15% of our employees hold security clearances, enabling them to work on classified government projects.

GROWTH STRATEGY

     Capitalize on Underlying Trends in Core Markets. We believe that we are well positioned to capitalize on the growth in our primary customer segments:

          Federal. Our federal government customers present continued growth opportunities for us. This growth is expected to come primarily from increased spending by the Departments of Defense and Homeland Security as well as outsourcing of federal jobs. We expect to benefit from the largest increase in Department of Defense spending in 20 years and the Bush Administration's recent $87.0 billion supplemental budget request related to military deployments in, and the reconstruction of, Iraq and Afghanistan. In addition, the Bush Administration has announced its goal of outsourcing 425,000 federal jobs over the next several years. We are actively pursuing additional operations and maintenance contracts with the federal government by matching our core competencies to attractive opportunities. We have developed a proprietary database that allows us to efficiently identify federal government outsourcing opportunities. In addition, we have recently been awarded several homeland defense-related assignments under existing contracts and believe that our participation in this emerging market will continue to grow, particularly as state and local government agencies with whom we have established relationships seek to address their security needs.

          State and Local. Due to budget challenges at the state and local government level, a large portion of spending for public infrastructure projects has been deferred. Because of our strong local presence in all 50 states, long-term relationships and our past performance on projects, we believe we are poised to win significant new contracts when spending for public infrastructure projects recovers. Our local professionals are able to leverage our significant resources and expertise to focus on winning and implementing the most complex engineering projects.

          Private Industry. Environmental regulations and compliance requirements are driving ongoing demand for environmental services. Our expertise is well suited to improve productivity and minimize environmental impact in a cost-effective manner for our private industry clients. In addition, the increase in the scaleability and breadth of our services coincides with our clients' desire to consolidate their service providers. As a result of our extensive network of local offices and broad range of service offerings, we can leverage our geographic reach to meet clients' needs and compete successfully for new master service agreements.

     Realize Benefits of Breadth of Services. The federal government is increasingly using large, omnibus contracts that require diverse services and resources, a trend mirrored by private industry clients that are using master service agreements. Our comprehensive service offerings, from planning and design, systems engineering and technical assistance, through program and construction management to operations and maintenance, combined with our significant national and international presence, should allow us to increase revenue from clients focused on consolidating their vendor base. For example, we are now providing program and construction management services to several clients for whom we had previously provided design and consulting services. We also intend to enhance our revenue per client by cross-selling our services. For example, we have the opportunity to transfer the expertise we have developed for the homeland defense-related market, such as disaster drill analyses and preparedness, to our transportation and facilities clients.

     Expand Services Across Existing Geographic Centers. We have an extensive network of principal offices and contract-specific job sites across the U.S. and in 20 countries worldwide. We believe a significant opportunity exists to broaden our service offerings in each of our geographies. Traditionally, many of our local offices have not offered the full range of our services in their markets. We have established regional management teams to identify and pursue opportunities to capitalize on our breadth of services. Our proven track record and long-standing presence within local markets provides us with significant credibility to market additional services to the existing customer base in these markets. For example, we have proven experience in providing program and construction management services for large and complex school construction projects, primarily in California, New York and Pennsylvania. This expertise, combined with our extensive local presence in Florida, allowed us to win a contract to provide program and construction management services for a new school system in Orlando, Florida. We are also applying this strategy to other markets such as facilities, water/wastewater and transportation, all areas in which we have significant expertise but do not currently provide services at many of our principal offices. In addition, our federal government contract work is highly localized and provides us with access to approximately 87 government sites, including military installations. We are pursuing a similar strategy to expand the range of services that we provide at each of these government sites.

     Pursue Selected Strategic Acquisitions. We believe we have a well-established track record of identifying acquisition opportunities, effectively integrating acquired businesses and benefiting from targeted cost savings. We will continue to pursue growth through selective strategic acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of clients and services. We are committed to maintaining a conservative and flexible capital structure when evaluating future potential acquisition opportunities.

                            ------------------------

     We are incorporated in Delaware and our principal corporate office is located at 600 Montgomery Street, 25th Floor, San Francisco, California 94111-2727. Our telephone number is (415) 774-2700. Our Web site address is www.urscorp.com. Information contained on our Web site does not constitute part of this prospectus supplement.

                                  THE OFFERING

Common stock offered by the selling
stockholders.......................... 7,064,033 shares

Common stock to be outstanding after
the offering.......................... 33,078,960 shares

Over-allotment option................. We have granted to the underwriters an option to purchase up to an additional
                                       1,059,605 shares of common stock,
                                       exercisable solely to cover
                                       over-allotments, if any, at the public
                                       offering price less the underwriting
                                       discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days from the date of this prospectus supplement.

Use of proceeds....................... We will not receive any proceeds from the sale of shares of common stock in this
                                       offering by the selling stockholders. If the underwriters exercise their over-allotment option, we will receive all of the corresponding net proceeds, which we expect would be used for general corporate purposes, including the reduction of indebtedness.

New York Stock Exchange symbol........ URS

     The information above is based on 33,078,960 shares of common stock outstanding as of September 2, 2003. It does not include the following shares of common stock as of September 2, 2003:

      -- 5,042,931 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $18.74 per share;

      -- 1,758,000 shares of common stock reserved for future awards under our 1999 Incentive Compensation Plan; and

      -- 1,441,362 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA

     The following summary historical financial information was derived from our audited and unaudited historical financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement. The following summary unaudited pro forma financial information was derived from our unaudited pro forma combined statement of operations included elsewhere in this prospectus supplement. The unaudited pro forma combined financial information is based on the historical financial statements of URS and the historical financial statements of EG&G. The unaudited pro forma combined statement of operations for the nine months ended July 31, 2002 and the twelve months ended October 31, 2002 give effect to the August 22, 2002 EG&G acquisition as if it had occurred on November 1, 2001.

     The summary unaudited pro forma financial information below does not purport to represent what our results of operations or financial position would actually have been had the EG&G acquisition in fact occurred on the date specified, nor does it purport to project our results of operations or financial position for any future period or at any future date.

     Because the information below is a summary, you should read the following information in conjunction with the other information contained under the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial Data" and our financial statements and the accompanying notes thereto, and other financial information and statistical data included elsewhere in this prospectus supplement and in the documents incorporated by reference into this prospectus supplement.

                                                                                                             NINE MONTHS ENDED
                                                      YEAR ENDED OCTOBER 31,                                     JULY 31,
                            --------------------------------------------------------------------------   -------------------------
                                                                                            PRO FORMA     PRO FORMA
                              1998        1999         2000         2001         2002         2002          2002          2003
                            --------   ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues..................  $805,946   $1,418,522   $2,205,578   $2,319,350   $2,427,827   $3,185,383    $2,378,664    $2,348,633
                            --------   ----------   ----------   ----------   ----------   ----------    ----------    ----------
Expenses:
  Direct operating........   478,640      854,520    1,345,068    1,393,818    1,489,386    2,006,054     1,508,930     1,481,340
  Indirect, general and
    administrative........   277,065      463,132      697,051      755,791      791,625    1,010,464       726,283       740,050
  Interest expense, net...     8,774       34,589       71,861       65,589       55,705       84,373        63,549        62,913
                            --------   ----------   ----------   ----------   ----------   ----------    ----------    ----------
    Total operating
      expenses............   764,479    1,352,241    2,113,980    2,215,198    2,336,716    3,100,891     2,298,762     2,284,303
                            --------   ----------   ----------   ----------   ----------   ----------    ----------    ----------
Income before taxes.......    41,467       66,281       91,598      104,152       91,111       84,492        79,902        64,330
Income tax expense........    18,800       29,700       41,700       46,300       35,940       37,878        34,968        25,730
                            --------   ----------   ----------   ----------   ----------   ----------    ----------    ----------
Net income................    22,667       36,581       49,898       57,852       55,171       46,614        44,934        38,600
Preferred stock
  dividend................        --        3,333        8,337        9,229        5,939        5,939         5,939            --
                            --------   ----------   ----------   ----------   ----------   ----------    ----------    ----------
Net income available for
  common stockholders.....  $ 22,667   $   33,248   $   41,561   $   48,623   $   49,232   $   40,675    $   38,995    $   38,600
                            ========   ==========   ==========   ==========   ==========   ==========    ==========    ==========
Net income per common
  share:
  Basic...................  $   1.51   $     2.14   $     2.55   $     2.79   $     2.18   $     1.44    $     1.45    $     1.19
                            ========   ==========   ==========   ==========   ==========   ==========    ==========    ==========
  Diluted.................  $   1.43   $     1.98   $     2.27   $     2.41   $     2.03   $     1.42    $     1.35    $     1.18
                            ========   ==========   ==========   ==========   ==========   ==========    ==========    ==========
Weighted average shares
  outstanding:
  Basic...................    14,963       15,499       16,272       17,444       22,554       28,224        26,851        32,509
                            ========   ==========   ==========   ==========   ==========   ==========    ==========    ==========
  Diluted.................    15,808       18,484       22,020       23,962       27,138       32,809        33,235        32,730
                            ========   ==========   ==========   ==========   ==========   ==========    ==========    ==========
OTHER DATA:
Depreciation and
  amortization............  $ 17,914   $   32,177   $   41,829   $   42,143   $   32,799   $   34,671    $   24,774    $   31,810
Capital expenditures......    12,201       20,248       15,885       19,778       52,458       55,436        49,048        13,107
Backlog...................   675,000    1,260,000    1,656,500    1,684,100    2,565,000    2,565,000     2,646,800     2,639,400
EBITDA(1).................    68,155      133,047      205,288      211,884      179,615      203,536       168,225       159,053
Total debt (at end of
  period).................   116,017      688,380      648,351      631,129      954,161      954,161       926,385       845,088

                                                                                                                    NINE MONTHS
                                                                                                                       ENDED
                                                                       YEAR ENDED OCTOBER 31,                        JULY 31,
                                                    -------------------------------------------------------------   -----------
                                                      1998        1999         2000         2001         2002          2003
                                                    --------   ----------   ----------   ----------   -----------   -----------
                                                                                  (IN THOUSANDS)
CASH FLOW DATA:
Net cash provided by operating activities.........  $ 40,790   $    8,753   $   11,024   $   47,050   $   87,572    $  133,295
Net cash provided by (used in) investing
  activities......................................   (49,138)    (336,415)       9,469      (16,248)    (387,158)      (13,107)
Net cash provided by (used in) financing
  activities......................................    22,743      336,820      (42,487)     (31,097)     286,160      (114,613)

                                                                   AS OF JULY 31, 2003
                                                              -----------------------------
                                                                ACTUAL      AS ADJUSTED(2)
                                                              ----------   ----------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 427,831       $  427,831
Accounts receivable, net....................................    868,824          868,824
Total assets................................................  2,163,405        2,163,405
Total debt..................................................    845,088          845,088
Total stockholders' equity..................................    735,315          735,315

------------

(1) EBITDA represents income before taxes, plus interest expense, net, and depreciation and amortization. EBITDA is not a measure of operating performance computed in accordance with generally accepted accounting principles ("GAAP") and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP or as a GAAP measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies and is not calculated in the same manner as Consolidated EBITDA for purposes of compliance with the financial ratios in our senior secured credit facility. Pro forma EBITDA is reconciled to pro forma net income because it is the most comparable measure prepared and presented in accordance with Article 11 of Regulation S-X under the Securities and Exchange Act. You should also see the statement of cash flows contained in our and EG&G's financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement. We use this non-GAAP financial measure for planning and forecasting purposes and this measure is also used by lenders and investors to measure operating performance and liquidity. We also use this non-GAAP financial measure in making decisions regarding our operational performance, our ability to service our debt and to facilitate internal comparisons of our operating results.

    Our EBITDA (as reconciled against GAAP or pro forma net income) is calculated as follows:

                                                                                                        NINE MONTHS ENDED
                                                     YEAR ENDED OCTOBER 31,                                 JULY 31,
                                -----------------------------------------------------------------   -------------------------
                                                                                       PRO FORMA     PRO FORMA
                                 1998       1999       2000       2001       2002        2002          2002          2003
                                -------   --------   --------   --------   --------   -----------   -----------   -----------
                                                                       (IN THOUSANDS)
Net income....................  $22,667   $ 36,581   $ 49,898   $ 57,852   $ 55,171    $ 46,614      $ 44,934      $ 38,600
Interest expense, net.........    8,774     34,589     71,861     65,589     55,705      84,373        63,549        62,913
Income tax expense............   18,800     29,700     41,700     46,300     35,940      37,878        34,968        25,730
Depreciation and
  amortization................   17,914     32,177     41,829     42,143     32,799      34,671        24,774        31,810
                                -------   --------   --------   --------   --------    --------      --------      --------
EBITDA........................  $68,155   $133,047   $205,288   $211,884   $179,615    $203,536      $168,225      $159,053
                                =======   ========   ========   ========   ========    ========      ========      ========

    The following is a reconciliation of EBITDA to GAAP net cash provided by operating activities:

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                              YEAR ENDED OCTOBER 31,                   JULY 31,
                                               ----------------------------------------------------   -----------
                                                 1998       1999       2000       2001       2002        2003
                                               --------   --------   --------   --------   --------   -----------
                                                                         (IN THOUSANDS)
EBITDA.......................................  $ 68,155   $133,047   $205,288   $211,884   $179,615    $159,053
Interest expense, net........................    (8,774)   (34,589)   (71,861)   (65,589)   (55,705)    (62,913)
Income tax expense...........................   (18,800)   (29,700)   (41,700)   (46,300)   (35,940)    (25,730)
Amortization of financing fees...............       642      1,587      3,467      3,663      4,220       5,553
Loss on extinguishment of debt...............        --         --         --         --      7,620          --
Receivable allowances........................    (2,351)      (285)    (3,785)    (8,254)     1,694         837
Deferred income taxes........................    12,695      5,831     23,036     (3,894)     2,373      (1,000)
Stock compensation...........................        --      1,726      1,179      1,964      2,345       3,665
Tax benefit of stock options.................        --         --      2,455      3,899      3,745         161
Changes in current assets and liabilities....   (10,777)   (68,864)  (107,055)   (50,323)   (22,395)     53,669
                                               --------   --------   --------   --------   --------    --------
Net cash provided by operating activities....  $ 40,790   $  8,753   $ 11,024   $ 47,050   $ 87,572    $133,295
                                               ========   ========   ========   ========   ========    ========

(2) "As adjusted" column reflects this offering, assuming no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus supplement and the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

RISKS RELATED TO OUR BUSINESS

WE ARE EXPERIENCING THE ADVERSE EFFECTS FROM THE CURRENT ECONOMIC DOWNTURN. IF THE CURRENT DOWNTURN CONTINUES, OUR REVENUES AND PROFITS COULD DECLINE AND OUR FINANCIAL CONDITION MAY DETERIORATE.

     In response to reduced revenues caused by the current economic downturn, our clients may cut costs and delay, curtail or cancel projects with us. Our state and local government clients may face budget deficits that prohibit them from funding new or existing projects. Our clients may also demand better pricing terms. In addition, the current economic downturn may impact our clients' ability to pay our invoices and our ability to collect cash from them to meet our operating needs. Accordingly, if current economic conditions do not improve, our revenues and profits could decline and our financial condition may deteriorate.

FUNDING FOR MANY OF OUR MULTI-YEAR GOVERNMENT CONTRACTS MUST BE APPROPRIATED EACH YEAR. IF APPROPRIATIONS ARE NOT MADE IN SUBSEQUENT YEARS OF A MULTIPLE-YEAR CONTRACT, WE WILL NOT REALIZE ALL OF OUR POTENTIAL REVENUES AND PROFITS FROM THAT CONTRACT.

     We derive a significant amount of our revenues from multi-year government contracts, many of which are appropriated on an annual basis. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures. If legislative appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenues and profits from that contract.

AS A GOVERNMENT CONTRACTOR, WE ARE SUBJECT TO A NUMBER OF PROCUREMENT RULES AND REGULATIONS AND OTHER PUBLIC SECTOR LIABILITIES, ANY DEEMED VIOLATION OF WHICH COULD LEAD TO FINES OR PENALTIES OR A LOSS OF BUSINESS.

     We must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. For example, we must comply with the Federal Acquisition Regulation, the Truth in Negotiations Act, the Cost Accounting Standards and Department of Defense security regulations, as well as may other rules and regulations. These laws and regulations affect how we do business with our clients and in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts. Moreover, as a federal government contractor, we must maintain our status as a responsible contractor. Failure to do so could lead to suspension or debarment, making us ineligible for federal government contracts and potentially ineligible for state and local government contracts.

MOST OF OUR GOVERNMENT CONTRACTS ARE AWARDED THROUGH A REGULATED COMPETITIVE BIDDING PROCESS. THE INABILITY TO COMPLETE EXISTING GOVERNMENT CONTRACTS OR WIN NEW GOVERNMENT CONTRACTS OVER AN EXTENDED PERIOD COULD HARM OUR OPERATIONS AND ADVERSELY AFFECT OUR FUTURE REVENUES.

     Most of our government contracts are awarded through a regulated competitive bidding process. Some government contracts are awarded to multiple competitors, which increases overall competition and pricing pressure and may require us to make sustained post-award efforts to realize revenues under the government contracts. In addition, government clients can generally terminate or modify their contracts at their convenience. Moreover, even if we are qualified to work on a new government contract, we might not be awarded the contract because of existing government policies designed to protect small businesses and underrepresented minority contractors. The inability to complete existing government contracts or win new government contracts over an extended period could harm our operations and adversely affect our future revenues.

A NEGATIVE GOVERNMENT AUDIT COULD RESULT IN AN ADVERSE ADJUSTMENT OF OUR REVENUES AND COSTS, COULD IMPAIR OUR REPUTATION AND COULD RESULT IN CIVIL AND CRIMINAL PENALTIES.

     Government agencies, such as the United States Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. If the agencies determine through these audits or reviews that costs were improperly allocated to specific contracts, they will not reimburse us for these costs, or if we have already been reimbursed, we must refund these costs. Therefore, an audit could result in substantial adjustments to our revenues and costs.

     Moreover, our internal controls may not prevent improper conduct. If the agencies determine that we or a subcontractor engaged in improper conduct, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the government, any of which could materially affect our financial condition. In addition, we could suffer serious harm to our reputation. Our internal controls may not prevent improper conduct.

UNEXPECTED TERMINATION OF OUR BACKLOG OF ORDERS COULD HARM OUR OPERATIONS AND ADVERSELY AFFECT OUR FUTURE REVENUES.

     Our contract backlog consists of the amount billable at a particular point in time for future services under signed contracts, including the full term of multi-year government contracts for which funds must be appropriated on an annual basis. We include indefinite delivery/indefinite quantity contracts, which are executed contracts requiring the issuance of task orders, in contract backlog only to the extent the task orders are actually issued and funded. The contracts comprising our backlog estimates may not result in actual revenues in any particular period. These estimates are based on our experience under these contracts and similar contracts and may not be accurate. Unexpected termination of our backlog of orders could harm our operations and adversely affect our future revenues.

IF WE ARE UNABLE TO ACCURATELY ESTIMATE THE OVERALL RISKS, REVENUES OR COSTS ON A CONTRACT, THEN WE MAY INCUR A LOWER PROFIT OR LOSS ON THE CONTRACT.

     We generally enter into three principal types of contracts with our clients: cost-plus, fixed-price and time-and-materials. Under cost-plus contracts, which are subject to contract ceiling amounts, we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur and consequently, we will realize a profit on the fixed-price contract only if we can control our costs and prevent cost over-runs on the contract. Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for other expenses. Profitability on these types of contracts is driven by billable headcount and control of costs over-runs.

     Accounting for a contract requires judgment relative to assessing the contract's estimated risks, revenues and costs and on making judgments on other technical issues. Due to the size and nature of many of our contracts, the estimation of overall risk, revenues and cost at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances or estimates may also adversely affect future period financial performance. If we are unable to accurately estimate the overall revenues or costs on a contract, then we may experience a lower profit or a higher loss on the contract.

IF WE GUARANTEE THE PERFORMANCE STANDARDS OF A PROJECT, WE COULD INCUR ADDITIONAL COSTS TO COVER OUR GUARANTEE OBLIGATIONS.

     In some instances we guarantee that a project, when completed, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards. In some cases, where we fail to meet required performance standards, we may also be subject to agreed upon damages, which are fixed in amount by the contract. To the extent that these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, a loss on that project.

IF OUR PARTNERS FAIL TO PERFORM THEIR CONTRACTUAL OBLIGATIONS ON A PROJECT, WE COULD BE EXPOSED TO LEGAL LIABILITY, LOSS OF REPUTATION AND REDUCED PROFIT OR LOSS ON THE PROJECT.

     We occasionally perform projects jointly with outside partners in order to enter into subcontracts, joint ventures and other contractual arrangements so that we can jointly bid on and execute a particular project. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner's shortfall. If we are unable to adequately address our partner's performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation and reduced profit or loss on the project.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We are a highly leveraged company. As of July 31, 2003, we had $845.1 million of outstanding indebtedness. This level of indebtedness could have a negative impact on us, including the following:

      -- it may limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements or other purposes;

      -- it may limit our flexibility in planning for, or reacting to, changes in our business;

      -- it may place us at a competitive disadvantage if we are more highly leveraged than our competitors;

      -- it may restrict us from making strategic acquisitions or exploiting business opportunities;

      -- it may make us more vulnerable to a downturn in our business or the economy; and

      -- it may require us to dedicate a substantial portion of our cash flows from operations to the repayment of our indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures and other general corporate purposes.

WE MAY NOT BE ABLE TO GENERATE OR BORROW ENOUGH CASH TO SERVICE OUR DEBT, WHICH COULD RESULT IN BANKRUPTCY OR OTHERWISE IMPAIR OUR ABILITY TO MAINTAIN SUFFICIENT LIQUIDITY TO CONTINUE OUR OPERATIONS.

     We rely primarily on our ability to generate cash in the future to service our debt. If we do not generate sufficient cash flows to meet our debt service and working capital requirements, we may need to seek additional financing. If we are unable to obtain financing on terms that are acceptable to us, we could be forced to sell our assets or those of our subsidiaries to make up for any shortfall in our payment obligations under unfavorable circumstances.

     Our senior secured credit facility and our obligations under our outstanding notes limit our ability to sell assets and also restrict our use of the proceeds from any such sale. Furthermore, substantial portions of our assets and those of our subsidiaries are, and may continue to be, intangible assets. Therefore, even if forced to do so, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt obligations.

     If we default on any of our various debt obligations, our lenders could require immediate repayment of the entire principal amount of that outstanding debt. If our lenders require immediate repayment on the entire principal amount, we will not be able to repay them in full, and our inability to meet our debt obligations could result in bankruptcy or otherwise impair our ability to maintain sufficient liquidity to continue our operations.

BECAUSE WE ARE A HOLDING COMPANY, WE MAY NOT BE ABLE TO SERVICE OUR DEBT IF OUR SUBSIDIARIES DO NOT MAKE SUFFICIENT DISTRIBUTIONS TO US.

     We have no direct operations and no significant assets other than the stock of our subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, these operating subsidiaries may not be sufficient to make distributions to enable us to pay interest on our debt obligations when due or to pay the principal of such debt at maturity.

RESTRICTIVE COVENANTS IN OUR SENIOR SECURED CREDIT FACILITY AND THE INDENTURES RELATING TO OUR OUTSTANDING NOTES AND OUR OTHER OUTSTANDING INDEBTEDNESS MAY RESTRICT OUR ABILITY TO PURSUE BUSINESS STRATEGIES.

     Our senior secured credit facility and our indentures relating to our outstanding notes and our other outstanding indebtedness restrict our ability to, among other things:

      --   incur additional indebtedness;

      --   pay dividends and make distributions to our stockholders;

      --   repurchase or redeem our stock;

      -- repay indebtedness that is junior to our senior secured credit facility or our outstanding indebtedness;

      --   make investments and other restricted payments;

      --   create liens securing debt or other encumbrances on our assets;

      --   enter into sale-leaseback transactions;

      --   enter into transactions with our stockholders and affiliates;

      --   sell or exchange assets; and

      --   acquire the assets of, or merge or consolidate with, other companies.

     In addition, our senior secured credit facility restricts our ability to enter into negative pledge agreements and imposes restrictions on our ability to make capital expenditures. Our senior secured credit facility also requires that we maintain certain financial ratios, which we may not be able to do. The covenants in our various debt instruments may impair our ability to finance future operations or capital needs or to engage in other favorable business activities.

WE MAY INCUR SUBSTANTIAL COSTS OF COMPLIANCE WITH, OR LIABILITIES UNDER, ENVIRONMENTAL LAWS AND REGULATIONS.

     A substantial portion of our business involves the planning and design and program and construction management of pollution control facilities as well as the assessment and management of remediation activities at hazardous waste sites and military bases. We also contract with U.S. governmental entities to destroy hazardous materials, including chemical agents and weapons stockpiles. Federal laws, including the Resource Conservation and Recovery Act of 1976, as amended, or RCRA, and the Comprehensive Environmental Response, Compensa-tion and Liability Act of 1980, as amended, or CERCLA, as well as various state and local laws, strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances and impose liability for environmental contamination caused by such substances. In addition, so-called "toxic tort" litigation has increased markedly in recent years as people injured by hazardous substances seek recovery for personal injuries and/or property damages. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations, could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third party claims for property damage or personal injury or cessation of remediation activities.

CHANGES IN ENVIRONMENTAL LAWS, REGULATIONS AND PROGRAMS COULD REDUCE DEMAND FOR OUR ENVIRONMENTAL SERVICES, WHICH COULD IMPACT OUR REVENUES.

     Federal and state laws, regulations, and programs related to pollution and environmental protection generate, either directly or indirectly, much of our environmental business. Accordingly, a relaxation or repeal of these laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of these programs, could result in a decline in demand for environmental services that may have a material effect on our revenues.

OUR LIABILITY FOR DAMAGES DUE TO LEGAL PROCEEDINGS MAY BE SIGNIFICANT. OUR INSURANCE MAY NOT BE ADEQUATE TO COVER THIS RISK.

     Various legal proceedings are pending against us and our subsidiaries alleging, among other things, breaches of contract, failure to comply with environmental laws and regulations or negligence in connection with our performance of professional services. In some actions, parties are seeking damages, including punitive or treble damages that substantially exceed our insurance coverage. Some actions involve allegations that are not insured. If we sustain damages that materially exceed our insurance coverage or that are not insured, there could be a material adverse effect on our liquidity, which could impair our operations.

     Our engineering practices, including general engineering and civil engineering services, involve professional judgments about the nature of soil conditions and other physical conditions, including the extent to which toxic and hazardous materials are present, and about the probable effect of procedures to mitigate problems or otherwise affect those conditions. If the judgments and the recommendations based upon those judgments are incorrect, we may be liable for resulting damages incurred by our clients. These resulting damages could be substantial.

A GENERAL DECLINE IN U.S. DEFENSE SPENDING COULD HARM OUR OPERATIONS AND ADVERSELY AFFECT OUR FUTURE REVENUES.

     Revenues under contracts with the Department of Defense and other defense-related entities represented 32% of our total revenues for the first nine months of fiscal 2003. While spending authorization for defense-related programs has increased significantly in recent years due to greater homeland security and foreign military commitments and to a general outsourcing trend, these spending levels may not be sustainable, and future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A general decline in U.S. defense spending could harm our operations and adversely affect our future revenues.

OUR OVERALL MARKET SHARE WILL DECLINE IF WE ARE UNABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     We operate in highly fragmented and competitive worldwide markets in our service areas. As a result, we compete with many domestic and international engineering and consulting firms. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we compete. In addition, some of our competitors have substantially more financial resources and/or financial flexibility than we do. Furthermore, the engineering and design industry is undergoing consolidation, particularly in the United States. If our competitors consolidate, they will likely increase their market share and gain economies of scale that enhance their ability to compete with us. These competitive forces could have a material adverse effect on our business, financial condition and results of operations by reducing our relative share in the markets we serve.

BECAUSE WE RELY HEAVILY ON OUR SENIOR EXECUTIVE STAFF AND OTHER QUALIFIED TECHNICAL PROFESSIONALS, A FAILURE TO ATTRACT AND RETAIN KEY PROFESSIONAL PERSONNEL COULD IMPAIR OUR ABILITY TO PROVIDE SERVICES TO OUR CLIENTS AND OTHERWISE CONDUCT OUR BUSINESS EFFECTIVELY.

     The ability to attract, retain and expand our staff of qualified technical professionals is an important factor in determining our future success. A shortage of professionals qualified in certain technical areas exists from time to time in our industry. The market for these professionals is competitive, and we may not be successful in our efforts to continue to attract and retain such professionals. In addition, we rely heavily upon the experience and ability of our senior executive staff and the loss of a significant number of these individuals could impair our ability to provide technical services to our clients and conduct our business effectively.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO A NUMBER OF RISKS THAT COULD HARM OUR OPERATIONS AND ADVERSELY AFFECT OUR FUTURE REVENUES.

     As a worldwide provider of engineering services, we have operations in over 20 countries and derived approximately 8% and 10% of our revenues from international operations for the nine months ended July 31, 2003 and 2002, respectively. International business is subject to a variety of special risks, including:

      --   greater risk of uncollectible accounts and longer collection cycles;

      --   currency fluctuations;

      --   logistical and communications challenges;

      -- potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

      --   changes in labor conditions;

      --   exposure to liability under the Foreign Corrupt Practices Act; and

      --   general economic and political conditions in these foreign markets.

     These and other risks associated with international operations could harm our overall operations and adversely affect our future revenues. In addition, services billed through foreign subsidiaries are attributed to the international category of our business, regardless of where the services are performed and conversely, services billed through domestic subsidiaries are attributed to a domestic category of clients, regardless of where the services are performed. As a result, our exposure to international operations may be more or less than the percentage of revenue we attribute to the international category.

OUR INTERNATIONAL OPERATIONS MAY REQUIRE OUR EMPLOYEES TO TRAVEL TO HIGH SECURITY RISK COUNTRIES, WHICH MAY RESULT IN EMPLOYEE INJURY, REPATRIATION COSTS OR OTHER UNFORESEEN COSTS.

     As a worldwide provider of engineering services, we dispatch employees to various countries around the world. A country may represent a high security risk because of its political, social or economic upheaval such as war, civil unrest or ongoing acts of terrorism. Senior level employees and other key employees may be deployed to provide services in high security risk countries. As a result, it is possible that our employees may suffer injury or death, repatriation problems or other unforeseen costs and risks in the course of their international projects, which could negatively impact our operations.

IF WE DO NOT SUCCESSFULLY INTEGRATE OUR NEW ACCOUNTING AND PROJECT MANAGEMENT SYSTEMS, OUR CASH FLOWS MAY BE IMPAIRED AND WE MAY INCUR FURTHER COSTS TO INTEGRATE OR UPGRADE OUR SYSTEMS.

     We are in the process of designing, testing and installing a new company-wide accounting and project management system. In the event we do not complete the project successfully, we may experience reduced cash flows due to an inability to issue invoices to our customers and collect cash in a timely manner. Our current efforts to integrate EG&G's operations with our own may further complicate implementation of the new system. If we ultimately decide to reject the new system, we may write off the costs incurred in connection with its implementation, which will impair our profits and negatively impact earnings.

NEGOTIATIONS WITH LABOR UNIONS AND POSSIBLE WORK ACTIONS COULD DIVERT MANAGEMENT ATTENTION AND DISRUPT OPERATIONS, AND NEW COLLECTIVE BARGAINING AGREEMENTS OR AMENDMENTS TO AGREEMENTS COULD INCREASE OUR LABOR COSTS AND OPERATING EXPENSES.

     As of July 31, 2003, approximately 8% of our employees were covered by collective bargaining agreements. The outcome of any future negotiations relating to union representation or collective bargaining agreements may not be favorable to us. We may reach agreements in collective bargaining that increase our operating expenses and lower our net income as a result of higher wages or benefits. In addition, negotiations with unions could divert management attention and disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and adversely affect our operating results.

FAILURE TO INTEGRATE ACQUIRED BUSINESSES OR ASSETS SUCCESSFULLY WILL PREVENT US FROM ACHIEVING THE ANTICIPATED COST SAVINGS AND OTHER BENEFITS ON WHICH OUR DECISION TO CONSUMMATE ANY ACQUISITION WOULD HAVE BEEN BASED.

     We have completed five significant acquisitions since 1995 and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions if we successfully integrate the administrative, finance, technical and marketing organizations of acquired business and assets, and implement appropriate operations, financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other benefits that we expected to achieve.

     The integration of acquired operations with our own involves a number of risks, including:

      -- the disruption of our business and the diversion of our management's attention from other business concerns;

      --   unanticipated expenses related to integration;

      -- the potential failure to realize anticipated revenue opportunities associated with acquisitions;

      -- the possible loss of our key professional employees or those of the acquired businesses;

      -- the potential failure to replicate our operating efficiencies in the acquired businesses' operations;

      -- our increased complexity and diversity compared to our operations prior to an acquisition;

      --   the possible negative reaction of clients to any acquisitions; and

      -- unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

DELAWARE LAW AND OUR CHARTER DOCUMENTS AND THE CHANGE OF CONTROL PROVISIONS OF OUR OUTSTANDING NOTES MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

     We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock. In addition, if we undergo a change of control, we may be required to repurchase our 11 1/2% notes and our 12 1/4% notes, in each case at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. This feature of certain of our outstanding notes may also discourage a person or a group from attempting to acquire us.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED AMONG A FEW OF OUR MAJOR STOCKHOLDERS WHO COULD ACT IN CONCERT TO TAKE ACTIONS THAT FAVOR THEIR INTERESTS TO THE DETRIMENT OF OUR INTERESTS AND THOSE OF OUR OTHER STOCKHOLDERS.

     As of September 2, 2003, our officers, directors and significant stockholders beneficially owned approximately 48% of the outstanding shares of our common stock. Because of this concentrated ownership of our common stock, these stockholders may be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, pursuant to certain agreements we have entered into with TCG Holdings, L.L.C., we have agreed, subject to certain stock ownership guidelines, to nominate for election as a director one representative of TCG Holdings, L.L.C. designated by it. This concentration of ownership and such agreements to nominate directors may also have the effect of delaying, deferring or preventing a change in control, which may reduce the market price of our common stock. The interests of TCG Holdings, L.L.C. may conflict with the interests of other holders of our common stock. TCG Holdings, L.L.C. will realize substantial benefits from the sale of its shares in this offering. The sale of shares of our common stock by TCG Holdings, L.L.C. could cause our stock price to decline.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER OUR STOCK
PRICE.

     In the future, we or our stockholders may sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees to purchase shares of our common stock and also pursuant to registration rights agreements with certain of our stockholders. We cannot predict the size of any future issuance of our common stock or the effect, dilutive or otherwise, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

THE MARKET PRICE OF OUR EQUITY SECURITIES MAY BE VOLATILE.

     The market price of our publicly traded equity securities may change significantly in response to various factors and events, many of which are beyond our control, including the following:

      --   the other risk factors described in this prospectus supplement;

      -- quarterly fluctuations in our financial results, including revenue, profits and other measures of financial performance or financial condition;

      --   announcements by us or our competitors of significant acquisitions;

      -- changes in securities analysts' estimates of our financial performance or the performance of our competitors or the financial performance of companies in our industry generally;

      --   general conditions in our industry;

      --   general conditions in the U.S. and/or world economy; and

      --   general conditions in the securities markets.

     In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 17A of the Securities Act of 1933, as amended (the "Securities Act"), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are subject to the "safe harbor" created by those sections. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "opportunity," "plans," "potential," "predicts," "should," or "will," the negative of these words or words of similar import. The statements include, but are not limited to, statements relating to our operating performance, our claims and legal proceedings, our capital resources and our future growth opportunities. Discussions containing these forward-looking statements may be found, among other places, in the section entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those listed in the section entitled "Risk Factors" above and the section entitled "Risk Factors" in the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus supplement or the accompanying prospectus or the date of documents incorporated by reference that include forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds we would receive would be approximately $18.6 million, after deducting the underwriting discount and commissions and estimated offering expenses. We intend to use the net proceeds to us from any full or partial exercise of the over-allotment option for general corporate purposes, including the reduction of indebtedness.

                          PRICE RANGE OF COMMON STOCK

     The shares of our common stock are listed on the New York Stock Exchange and the Pacific Exchange under the symbol "URS". At September 2, 2003, we had approximately 5,900 stockholders of record. The following table sets forth the high and low closing sale prices of our common stock as reported on the New York Stock Exchange Composite Tape for the period indicated.

                                                               MARKET PRICE
                                                              ---------------
                                                               LOW      HIGH
                                                              ------   ------
Fiscal Period:
2001:
  First Quarter.............................................  $12.19   $19.44
  Second Quarter............................................   17.05    22.06
  Third Quarter.............................................   22.70    27.92
  Fourth Quarter............................................   18.30    24.72
2002:
  First Quarter.............................................   23.40    30.18
  Second Quarter............................................   28.65    34.25
  Third Quarter.............................................   19.89    32.19
  Fourth Quarter............................................   15.19    25.25
2003:
  First Quarter.............................................   10.89    21.20
  Second Quarter............................................    8.10    14.36
  Third Quarter.............................................   14.20    21.79
  Fourth Quarter (through September 24, 2003)...............   19.35    23.38

                                DIVIDEND POLICY

     We have not paid cash dividends since 1986 and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded from paying dividends on our outstanding common stock pursuant to our senior secured credit facility. The indentures governing our 8 5/8% Senior Subordinated Debentures, our 12 1/4% Senior Subordinated Notes and our 11 1/4% Senior Notes restrict our ability to pay dividends. See Note 4 to our financial statements on page F-57 that are included in this prospectus supplement for more information relating to our senior secured credit facility and these indentures.

                         SELECTED FINANCIAL INFORMATION

     The selected financial information presented below as of and for (i) each of the fiscal years in the five-year period ended October 31, 2002 is derived from our audited consolidated financial statements and (ii) each of the nine months ended July 31, 2003 and 2002 is derived from our unaudited consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial statements. The nine-month results are not necessarily indicative of the results that may be expected for the full fiscal year. The selected financial information for URS should be read in conjunction with the other information contained in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes thereto, and other financial and statistical data included elsewhere in, or incorporated by reference into, this prospectus supplement.

                                                                                                 NINE MONTHS ENDED
                                                  YEAR ENDED OCTOBER 31,                             JULY 31,
                               ------------------------------------------------------------   -----------------------
                                 1998        1999         2000         2001         2002         2002         2003
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $805,946   $1,418,522   $2,205,578   $2,319,350   $2,427,827   $1,691,345   $2,348,633
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
Expenses:
  Direct operating...........   478,640      854,520    1,345,068    1,393,818    1,489,386    1,017,045    1,481,340
  Indirect, general and
    administrative...........   277,065      463,132      697,051      755,791      791,625      556,358      740,050
  Interest expense, net......     8,774       34,589       71,861       65,589       55,705       37,008       62,913
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
    Total operating
      expenses...............   764,479    1,352,241    2,113,980    2,215,198    2,336,716    1,610,411    2,284,303
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
Income before taxes..........    41,467       66,281       91,598      104,152       91,111       80,934       64,330
Income tax expense...........    18,800       29,700       41,700       46,300       35,940       32,370       25,730
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income...................    22,667       36,581       49,898       57,852       55,171       48,564       38,600
Preferred stock dividend.....        --        3,333        8,337        9,229        5,939        5,939           --
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income available for
  common stockholders........    22,667       33,248       41,561       48,623       49,232       42,625       38,600
Other comprehensive loss:
  Foreign currency
    translation
    adjustments..............        --          197       (2,609)      (1,550)      (1,170)         121        3,178
                               --------   ----------   ----------   ----------   ----------   ----------   ----------
Comprehensive income.........  $ 22,667   $   33,445   $   38,952   $   47,073   $   48,062   $   42,746   $   41,778
                               ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per common share:
  Basic......................  $   1.51   $     2.14   $     2.55   $     2.79   $     2.18   $     2.15   $     1.19
                               ========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted....................  $   1.43   $     1.98   $     2.27   $     2.41   $     2.03   $     1.86   $     1.18
                               ========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares
  outstanding:
  Basic......................    14,963       15,499       16,272       17,444       22,554       19,851       32,509
                               ========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted....................    15,808       18,484       22,020       23,962       27,138       26,227       32,730
                               ========   ==========   ==========   ==========   ==========   ==========   ==========
OTHER DATA:
Depreciation and
  amortization...............  $ 17,914   $   32,177   $   41,829   $   42,143   $   32,799   $   23,081   $   31,810
Capital expenditures.........    12,201       20,248       15,885       19,778       52,458       46,255       13,107
Backlog......................   675,000    1,260,000    1,656,500    1,684,100    2,565,000    1,639,800    2,639,400
CASH FLOW DATA:
Net cash from operations.....  $ 40,790   $    8,753   $   11,024   $   47,050   $   87,572   $  105,347   $  133,295
Net cash provided by (used
  in) investing activities...   (49,138)    (336,415)       9,469      (16,248)    (387,158)     (46,255)     (13,107)
Net cash provided by (used
  in) financing activities...    22,743      336,820      (42,487)     (31,097)     286,160      (39,029)    (114,613)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital..............  $130,969   $  366,125   $  394,560   $  427,417   $  444,577   $  431,164   $  427,831
Accounts receivable, net.....   239,623      665,961      709,005      745,179      940,216      717,308      868,824
Total assets.................   451,704    1,444,525    1,427,134    1,463,376    2,229,092    1,487,800    2,163,405
Total debt...................   116,017      688,380      648,351      631,129      954,161      594,842      845,088
Preferred stock..............        --      103,333      111,013      120,099       46,733           --           --
Total stockholders' equity...   166,360      207,169      257,794      322,502      633,852      514,709      735,315

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus supplement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus supplement, particularly in the "Risk Factors" section above and in the accompanying prospectus.

                                    OVERVIEW

     We are one of the largest engineering design services firms worldwide and one of the nation's leading federal government contractors for operations and maintenance services. We execute large and complex engineering projects, and provide a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services. We earn revenues from cost-plus, fixed-price and time-and-materials contracts. The principal components of our direct operating costs are labor costs for employees who are directly involved in providing services to clients and subcontractor costs. Other direct operating costs include expenses associated with specific projects including materials and incidental expenditures. Indirect, general and administrative ("IG&A") expenses include salaries and benefits for management, administrative, marketing and sales personnel, bid and proposal costs, occupancy and related overhead costs.

     On August 22, 2002, we acquired EG&G. EG&G provides management and operations and maintenance capabilities to a variety of U.S. government agencies, including large military installations and operations. EG&G's services include the management of complex government installations and ranges, including oversight of all construction, testing and operation of base systems and processes, operation and maintenance of chemical agent disposal systems, management of base logistics and transportation and support of high security environments. The EG&G acquisition has expanded our federal client base and our operations and maintenance services, especially for the Department of Defense. See Note 2, "Acquisition" to our financial statements on page F-14 that are included in this prospectus supplement for more information on the EG&G acquisition.

     Results for the third quarter and first nine months of fiscal year 2003 reflect a continuation of trends we have seen over the last several quarters. These trends include strong growth in our federal government business, reduction in state and local infrastructure spending by state and local government clients below fiscal year 2002 levels caused by the budget difficulties experienced by state and local government clients, reduced capital spending by our private industry clients, and margin pressure by our clients.

     Revenues from our federal government clients were approximately $340.0 million for the third quarter of fiscal year 2003, compared with approximately $110.0 million for the third quarter of fiscal year 2002. Of the total increase in revenues from our federal government clients, approximately $220.0 million was due to the EG&G acquisition. This increase in revenues, excluding EG&G, is primarily attributable to increased activity for environmental remediation and facilities design projects.

     Revenues from our state and local government clients were approximately $170.0 million in the third quarter of fiscal year 2003, which was approximately the same as the third quarter of fiscal year 2002. Although infrastructure spending by our state and local government clients in fiscal year 2003 has decreased from fiscal year 2002 levels, several factors have mitigated the impact of this decrease on our results, including: our successful shift of resources towards growing areas within the state and local government market; our strong relationships with state and local governmental agencies across the country; and the ability of the states to finance infrastructure projects through a combination of issuing bonds, charging user fees and reallocating state funds.

     Revenues from our domestic private industry clients were approximately $200.0 million for the third quarter of fiscal year 2003, compared with approximately $250.0 million for the third quarter of the last fiscal year. Revenues from our domestic private industry clients continue to be affected by reductions in capital spending and cost-cutting measures by our clients, as well as margin pressure by our clients.

     Revenues from our international clients were approximately $70.0 million for the third quarter of fiscal year 2003, compared with approximately $58.0 million for the third quarter of fiscal year 2002. This increase was primarily due to the effect of foreign currency exchange fluctuations.

                          CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving consideration to materiality. Historically, our estimates have not materially differed from actual results. Application of these accounting policies, however, involves exercise of judgment and use of assumptions as to future uncertainties. As a result, actual results could differ from these estimates.

     Material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below. Information regarding our other accounting policies is included in our Annual Report on Form 10-K/A for the year ended October 31, 2002.

REVENUE RECOGNITION

     We earn our revenues from cost-plus, fixed-price and time-and-materials contracts. At July 31, 2003, we had over 12,000 active projects, none of which represented more than 4% of our total revenues for the nine months ended July 31, 2003. If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss first becomes known.

     We account for most of our contracts on the "percentage-of-completion" method, wherein revenue is recognized as costs are incurred. Under the percentage-of-completion method for revenue recognition, we estimate the progress towards completion to determine the amount of revenue and profit to recognize on all significant contracts. We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, where revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred.

     Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones and other incentives, penalty provisions, labor productivity, cost estimates and others. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

     We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term engineering and construction contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

     Cost-Plus Contracts.  We have four major types of cost-plus contracts:

      -- Cost-Plus Fixed Fee. Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenues based on the actual labor costs, based on hours of labor effort, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenues are recognized or in accordance with agreed-upon billing schedules. If the actual labor hours and other costs we expend are lower than the total number of labor hours and other costs we have estimated, our revenues related to cost recoveries from the project will be lower than originally estimated. If the actual labor hours and other costs we expend exceed the original estimate, we must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see "Change Orders and Claims").

      -- Cost-Plus Fixed Rate. Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a cost-plus fixed rate contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs to arrive at a total dollar estimate for the project. We recognize revenues based on the actual total number of labor hours and other costs we expend at the cost plus fixed rate we negotiated. If the actual total number of labor hours and other costs we expend is lower than the total number of labor hours and other costs we have estimated, our revenues from that project will be lower than originally estimated. If the actual labor hours and other costs we expend exceed the original estimate, we must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see "Change Orders and Claims").

      -- Cost-Plus Award Fee. Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors and/or our employees. We record accruals for fee sharing on a monthly basis as they are earned. We generally recognize revenues to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating sales and profit rates, and we record revenues related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, we defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

      -- Cost-Plus Incentive Fee. Certain of our cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above-, at-, or below-target results. We recognize revenues on these contracts assuming that we will achieve at-target results, unless we estimate our cost at completion to be materially above or below target. If our estimated cost to complete the project indicates that our performance is, or will be, below target, we adjust our revenues down to the below-target estimate. If our estimate to complete the project indicates that our performance is above target, we do not adjust our revenues up to correspond with our estimated higher level of performance unless authorization to recognize additional revenues is obtained from appropriate levels of management.

     Labor costs and subcontractor services are the principal components of our direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit reimbursability for general and administrative costs, overhead costs and materials handling costs. Recognition of revenues for these contracts are determined by taking into consideration such guaranteed price or rate ceilings. Revenues in excess of cost limitation or rate ceilings are recognized in accordance with "Change Orders and Claims" as described below.

     Federal Acquisition Regulations, which are applicable to all federal government contracts and which are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts subject to such regulations. Cost-plus contracts covered by Federal Acquisition Regulations and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. In accordance with industry practice, most of our federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

     Fixed-Price Contracts. We enter into two major types of fixed-price contracts:

      -- Firm Fixed-Price ("FFP"). Our FFP contracts have historically accounted for most of our fixed-price contracts. Under FFP contracts, our clients pay us an agreed amount negotiated in advance for a specified scope of work. We recognize revenues on FFP contracts using the percentage-of-completion method described above. We do not adjust our revenues downward if we incur costs below our original estimated costs. Prior to completion, our recognized profit margins on any FFP contract depend on the accuracy of our estimates and will increase to the extent that our actual costs are below the contracted amounts. Conversely, if our costs exceed these estimates, our profit margins will decrease and we may realize a loss on a project. If our actual costs exceed the original estimate, we must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see "Change Orders and Claims").

      -- Fixed-Price Per Unit ("FPPU"). Under our FPPU contracts, clients pay us a set fee for each service or production transaction that we complete. We are generally guaranteed a minimum number of service or production transactions at a fixed price, but our actual profit margins on any FPPU contract depend on the number of service transactions we ultimately complete. We recognize revenues under FPPU contracts as we complete and bill the related service transactions to our clients. If our costs per service transaction turn out to exceed our estimates, our profit margins will decrease and we may realize a loss on the project. If our actual costs exceed the original estimate, we must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see "Change Orders and Claims").

     Time-and-Materials Contracts. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared with negotiated billing rates. The majority of our time-and-material contracts are subject to maximum contract values, and accordingly, revenues under these contracts are recognized under the percentage-of-completion method. Revenues on contracts that are not subject to maximum contract values are recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects. Our time-and materials contracts also generally include annual billing rate adjustment provisions.

     Change Orders and Claims. Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either we or our customer may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Claims are amounts in excess of agreed contract price that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

     Change orders and claims occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders agreed with the client before the work is performed. Sometimes circumstances require that work progresses without client agreement before the work is performed. Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value and can be reliably estimated. Claims are included in total estimated contract revenue, only to the extent that contract costs related to the claim have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenues are recognized when client agreement is obtained or claims resolution occurs, which can be in subsequent periods.

GOODWILL

     Goodwill is no longer amortized, but is subject to annual impairment tests under Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. We adopted SFAS 142 on November 1, 2001 and ceased to amortize goodwill on that date.

     We have completed our reviews of the recoverability of goodwill as of October 31, 2002, which indicated that no impairment of goodwill had been experienced. The adoption of SFAS 142 removed certain differences between book and tax income.

     We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill. In evaluating whether there is an impairment of goodwill, we calculate our estimated fair value considering the average closing sales price of our common stock, interest-bearing obligations and projected discounted cash flows as of the date we perform the impairment tests. We allocate a portion of the total fair value to different reporting units based on discounted cash flows. We then compare the resulting fair values by reporting units to their respective net book values, including goodwill. If the net book value of a reporting unit exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value (which is a reasonable estimate of the value of goodwill for the purpose of measuring an impairment loss) of the reporting unit's goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit's goodwill exceeds its implied fair value, we recognize a goodwill impairment loss. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken.

     Due to a decrease in our average closing stock price during the first quarter of fiscal year 2003, we evaluated goodwill for impairment at that time. In evaluating whether there was an impairment of goodwill, we took into consideration changes in our business mix and changes in our discounted cash flows, in addition to our average closing stock price. We concluded that there was no impairment of goodwill at January 31, 2003. We do not believe any events have occurred that would trigger a possible impairment of goodwill during the third quarter of fiscal year 2003.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

     We reduce our accounts receivable and accrued earnings in excess of billings on contracts in process by an allowance for amounts that may become uncollectible in the future. We determine estimated allowance for uncollectible amounts based on management's evaluation of the financial condition of our clients. We regularly evaluate the adequacy of the allowance for uncollectible amounts by taking into consideration factors such as:

      --   the type of client--governmental agencies or private industry client;

      -- trends in actual and forecasted credit quality of the client, including delinquency and late payment history; and

      -- current economic conditions that may affect a client's ability to pay.

                 RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Include Certain Costs Incurred in a Restructuring)" in its entirety and addresses significant issues relating to recognition, measurement and reporting costs associated with an exit or disposal activity, including restructuring activities. Under EITF Issue No. 94-3, a liability is recognized, measured and reported as of the date of an entity's commitment to an exit plan. Pursuant to SFAS 146, a liability is recorded on the date on which the obligation is incurred and should be initially measured at fair value. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. As permitted, we adopted SFAS 146 early on November 1, 2002 and adoption of SFAS 146 did not significantly impact our financial statements.

     In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Under the provisions of FIN 45, accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. Adoption of FIN 45 does not significantly impact our financial statements.

     In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation--Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years, including interim periods beginning after December 15, 2002. SFAS 148 also requires disclosure of pro-forma results on a quarterly basis as if we had applied the fair value recognition provisions of SFAS 123. We do not expect to adopt the fair value based method of accounting for stock-based employee compensation and therefore, adoption of SFAS 148 is not expected to impact our financial results. See Note 1, "Accounting Polices--Stock-Based Compensation" to our financial statements on page F-52 that are included in this prospectus supplement.

     In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the requirements of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and provides guidance to improve financial reporting for enterprises involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss or return from the variable interest entity's activities. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For the variable interest entities that existed prior to February 1, 2003, the consolidation requirements are effective for financial statements of interim or annual periods that end after June 15, 2003. We have completed our initial evaluation of the financial reporting requirements for enterprises involved with variable interest entities. Adoption of FIN 46 does not significantly impact our financial statements and we continue to evaluate any new variable interest entities that will be subject to the provisions of FIN 46, which may impact future reporting of our financial statements.

     EITF Consensus Issue No. 00-21 (the "EITF 00-21"), "Revenue Arrangements with Multiple Deliverables," was first discussed at the July 2000 EITF meeting and was issued in February 2002. Certain revisions to the scope language were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting, in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have completed our initial evaluation and adoption of EITF 00-21 does not have a significant impact on our financial statements. We continue our evaluation to determine whether the reporting requirements of EITF 00-21 will impact our fiscal year 2003 financial statements.

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, we do not have any derivative instruments and do not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS 149 does not have a significant impact to our financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have completed our initial evaluation, and adoption of SFAS 150 does not have a significant impact on our financial statements. We continue our evaluation to determine whether the reporting requirements of SFAS 150 will impact our fiscal year 2003 financial statements.

                             RESULTS OF OPERATIONS

NINE MONTHS ENDED JULY 31, 2003 COMPARED WITH JULY 31, 2002

  CONSOLIDATED

     Our revenues were $2,348.6 million for the nine months ended July 31, 2003, an increase of $657.3 million, or 38.9%, over the amount we reported for the same period last year. The increase in revenues was due to the EG&G acquisition, which provided an additional $676.3 million in revenues, as well as increased demand for our services to federal clients. This increase was offset by decreases in revenues from our private industry and our state and local government clients, as discussed in the "Overview" section above.

     Direct operating expenses for the nine months ended July 31, 2003, which consist of direct labor, subcontractor costs and other direct expenses, increased by $464.3 million, or 45.7% over the amount we reported for the same period last year, primarily as a result of the EG&G acquisition, which increased direct operating expenses by $479.3 million. This increase was offset by the decrease in direct operating expenses as a result of a reduced level of services provided to our private industry and state and local government clients, as discussed in the "Overview" section above.

     Our gross profit was $867.3 million for the nine months ended July 31, 2003, an increase of $193.0 million, or 28.6%, over the amount we reported for the same period last year. The increase in gross profit was primarily due to the EG&G acquisition, which provided an additional $197.0 million in gross profit. This increase was offset by a decrease in gross profit from our private industry and state and local government clients, as discussed in the "Overview" section above.

     IG&A expenses for the nine months ended July 31, 2003 increased by $183.7 million, or 33.0%, over the amount we reported for the same period last year. The increase in IG&A expenses was primarily due to the addition of $162.4 million of expenses attributable to the EG&G businesses. The remaining $21.3 million of the total increase in IG&A expenses was due to an increase in depreciation and amortization expense as a result of the implementation of our new enterprise resource program, or ERP, and amortization of purchased intangible assets, and to increases in benefits, legal, consulting fees and temporary labor, rental, and insurance expenses. These increases were offset by a decrease in indirect labor, sales and business developments, and travel expenses. The conversion of our Series D Preferred Stock into common stock constituted a change in control as defined under the terms of our employment arrangements with certain executives resulting in the accelerated vesting of restricted common stock previously granted, which increased benefit expense by $2.5 million. Net interest expense for the nine months ended July 31, 2003 increased by $25.9 million due to the additional indebtedness incurred in connection with the EG&G acquisition.

     Our earnings before income taxes were $64.3 million for the nine months ended July 31, 2003, compared to $80.9 million for the same period last year. Our effective income tax rates for the nine months ended July 31, 2003 and 2002 were both approximately 40.0%.

     We reported net income available for common stockholders of $38.6 million, or $1.18 per share on a diluted basis, for the nine months ended July 31, 2003, compared with $48.6 million, or $1.86 per share on a diluted basis, for the same period last year.

  DOMESTIC SEGMENT

     Revenues for the domestic segment were $2,163.8 million for the nine months ended July 31, 2003, an increase of $627.3 million, or 40.8%, over the amount we reported for the same period last year. The increase in revenues was due to the EG&G acquisition, which provided an additional $676.3 million in revenues and to an increase in demand for our services in the federal market. This increase was offset by a decrease in revenues from our private industry and state and local government clients, as discussed in the "Overview" section above.

     Domestic direct operating expenses for the nine months ended July 31, 2003 increased $446.2 million, or 47.6% over the amount we reported for the same period last year, primarily as a result of the EG&G acquisition, which increased direct operating expenses by $479.3 million. This increase was offset by a decrease in direct operating expenses resulting from decreased revenues from our private industry and state and local government clients, as discussed in the "Overview" section above.

     Domestic gross profit was $779.5 million for the nine months ended July 31, 2003, an increase of $181.0 million, or 30.3%, over the amount we reported for the same period last year. The increase in domestic gross profit was primarily due to the EG&G acquisition, which provided an additional $197.0 million in gross profit. This increase was offset by a decrease in gross profit from the state and local government clients, as discussed in the "Overview" section above.

     IG&A expenses for the nine months ended July 31, 2003 increased $173.3 million, or 35.7%, over the amount we reported for the same period last year. The increase in IG&A expenses was primarily due to the addition of $162.3 million of expenses attributable to the EG&G businesses. The remaining $11.0 million of the total increase in IG&A expenses was due to an increase in depreciation and amortization expense as a result of the implementation of our new ERP and amortization of intangible assets, as well as increases in benefits, consulting fees, temporary labor, insurance, and legal expenses. These increases were offset by decreases in indirect labor, sales and business development, rent, and travel expenses. The conversion of our Series D Preferred Stock into common stock constituted a change in control as defined under the terms of our employment arrangements with certain executives resulting in the accelerated vesting of restricted common stock previously granted, which increased benefit expense by $2.5 million. Net interest expense for the nine months ended July 31, 2003 increased by $25.6 million due to the additional indebtedness incurred in connection with the EG&G acquisition.

  INTERNATIONAL SEGMENT

     Revenues for the international segment were $186.0 million for the nine months ended July 31, 2003, an increase of $24.8 million, or 15.4%, over the amount we reported for the same period last year. The increase was mainly due to the effect of foreign currency exchange fluctuations.

     International direct operating expenses for the nine months ended July 31, 2003 increased $12.9 million, or 15.1%, over the amount we reported for the same period last year, primarily due to the effect of foreign currency exchange fluctuations. International gross profit was $87.8 million for the nine months ended July 31, 2003, an increase of $11.9 million, or 15.7%, over the amount we reported for the same period last year. The increase in gross profit was primarily due to the effect of foreign currency exchange fluctuations. International IG&A expenses for the nine months ended July 31, 2003 increased $10.4 million, or 14.6%, over the amount we reported for the same period last year. This increase was due to increases in indirect labor, sales and business development, benefits, and rental expenses, as well as the effect of foreign currency exchange fluctuations. This increase was offset by a decrease in legal expenses.

FISCAL 2002 COMPARED WITH FISCAL 2001

  CONSOLIDATED

     Our revenues were $2,427.8 million for the fiscal year ended October 31, 2002, an increase of $108.5 million, or 4.7%, over the amount we reported for the fiscal year ended October 31, 2001. The increase in revenues was primarily due to the acquisition of EG&G, which provided an additional $186.4 million in revenues. This increase was offset by a decrease in revenues from the state and local government sector, as a result of their significant reductions in current spending.

     Direct operating expenses for the fiscal year ended October 31, 2002, which consisted of direct labor, subcontractor costs, and other direct expenses, increased by $95.6 million, or 6.9% over the amount we reported for the fiscal year ended October 31, 2001, primarily as a result of the acquisition of EG&G, which increased direct operating expenses by $144.0 million, and as a result of the recognition of $4.0 million in cost overruns on a highway transportation project. This increase was offset by a decrease in direct operating expenses resulting from a decreased level of services provided to our state and local government clients. IG&A expenses for the fiscal year ended October 31, 2002, increased by $35.8 million, or 4.7%, over the amount we reported for the fiscal year ended October 31, 2001. The increase in IG&A expenses was primarily due to the addition of $34.9 million of expenses attributable to EG&G. The remaining $0.9 million of the total increase in IG&A expenses was due to increases in marketing and business development expenses, indirect labor, benefits, rental expense, and $7.6 million of loss on extinguishment of debt, offset by a decrease in amortization expense of $8.7 million as a result of our adoption of SFAS 142 and a decrease in external services and travel expenses. Net interest expense for the fiscal year ended October 31, 2002 decreased by $9.9 million due to repayments of our long-term debt and decreases in interest rates.

     Our earnings before income taxes were $91.1 million for the fiscal year ended October 31, 2002, compared to $104.2 million for the fiscal year ended October 31, 2001. Our effective income tax rates for the fiscal years ended October 31, 2002 and 2001 were approximately 39.5% and 44.5%, respectively. The decrease in effective income tax rates was primarily due to the implementation of SFAS 142, which eliminated the requirement to amortize goodwill, and to the recognition of certain state income tax credits.

     We reported net income available for common stockholders of $49.2 million, or $2.03 per share on a diluted basis, for the fiscal year ended October 31, 2002, compared to $48.6 million, or $2.41 per share on a diluted basis, for the fiscal year ended October 31, 2001.

     Our backlog of signed and funded contracts was $2,565.0 million at October 31, 2002 and $1,684.1 million at October 31, 2001. The value of our project designations was $4,529.2 million at October 31, 2002, as compared to $939.0 million at October 31, 2001. The increase in backlog and project designations was primarily due to the addition of backlog and project designations attributable to EG&G of $946.9 million and $3,429.0 million, respectively. If we were to exclude the effects of the EG&G acquisition, our backlog would have decreased by $66.0 million primarily as a result of the decrease in spending by our state and local government clients.

  DOMESTIC SEGMENT

     Revenues for the domestic segment were $2,220.5 million for the fiscal year ended October 31, 2002, an increase of $111.3 million, or 5.3%, over the amount we reported for the fiscal year ended October 31, 2001. The increase in revenues was primarily due to the acquisition of EG&G, which provided an additional $186.4 million in revenues. This increase was offset by a decrease in revenues from the state and local government sector, as a result of their significant reductions in current spending.

     Domestic direct operating expenses for the fiscal year ended October 31, 2002 increased by $101.1 million, or 7.9% over the amount we reported for the same period last year. This increase in direct operating expenses was primarily attributable to the acquisition of EG&G, which accounted for $144.0 million of the increase, and as a result of the recognition of $4.0 million in cost overruns on a highway transportation project. This increase was offset by a decrease in direct operating expenses resulting from a decreased level of services provided to our state and local government clients. Domestic IG&A expenses for the fiscal year ended October 31, 2002 increased by $29.3 million, or 4.4%, from the amount we reported for the fiscal year ended October 31, 2001. The increase in domestic IG&A expenses was primarily due to the addition of $34.9 million of expenses from EG&G. The remaining difference of $5.6 million was due to increases in marketing and business development expenses, indirect labor, benefits, rental expense, and $7.6 million of loss on extinguishment of debt, offset by a decrease in amortization expense of $8.7 million as a result of our adoption of SFAS 142 and a decrease in external services and travel expenses. Domestic net interest expense, which included intercompany interest recorded in the fiscal year ended October 31, 2002, decreased by $7.8 million due to repayments of our long-term debt and decreases in interest rates.

  INTERNATIONAL SEGMENT

     Revenues for the international segment were $213.1 million for the fiscal year ended October 31, 2002, a decrease of $3.9 million, or 1.8%, from the amount we reported for the fiscal year ended October 31, 2001. The decrease was mainly due to a decrease in demand for our services, offset by the foreign currency translation effect of a weaker U.S. dollar.

     Foreign direct operating expenses for the fiscal year ended October 31, 2002, decreased by $6.5 million, or 5.6% from the amount we reported for the fiscal year ended October 31, 2001. The decrease was primarily due to a decrease in subcontractors costs and other direct costs, offset by the effect of foreign currency exchange fluctuations. Foreign IG&A expenses for the fiscal year ended October 31, 2002 increased by $6.6 million, or 7.2% over the amount we reported for the fiscal year ended October 31, 2001, mainly due to increases in labor costs, benefits, and the effect of foreign currency fluctuations. Foreign net interest expense decreased by $2.1 million primarily due to interest incurred on lower amounts of debt payable to the domestic segment.

LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended July 31, 2003, we generated $133.3 million of cash from operations and $9.1 million of proceeds from sales of common stock and exercises of stock options. During the same period, we used $13.1 million for capital expenditures, repaid $27.3 million on the line of credit, and repaid $96.4 million in debt and capital leases, including scheduled payments of $11.7 million and unscheduled payments of $71.0 million on our senior secured credit facility.

     The strong operating cash flow was primarily due to improvements in the billing and collection of accounts receivable and net income generated by our subsidiaries. Consistent with our strategic priority to repay debt and de-leverage our balance sheet, we used a majority of our cash generated during the first nine months of the fiscal year to pay down debt and we expect to continue to repay debt and de-leverage our balance sheet in the future.

     As a professional services organization, we are not capital intensive. Capital expenditures historically have been for computer-aided design, accounting and project management information systems, and general-purpose computer equipment to accommodate our growth. Capital expenditures, excluding purchases financed through capital leases, during the first nine months of fiscal years 2003 and 2002 were $13.1 million and $46.3 million, respectively. The decrease for the nine months ended July 31, 2003 was due to the implementation of our new ERP, a majority of the costs of which were incurred in fiscal year 2002.

     Our primary sources of liquidity are cash flows from operations and borrowings under the credit line from our senior secured credit facility, if necessary. Our primary uses of cash are to fund our working capital and capital expenditures and to service our debt. We believe that our primary sources of liquidity will provide sufficient resources to fund our operating and capital expenditure needs, as well as service our debt, for the next 12 months and beyond. We are dependent, however, on the cash flows generated by our subsidiaries and, consequently, on their ability to collect on their respective accounts receivable. Specifically:

      -- Substantially all of our cash flows are generated by our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in large part by distributions or advances from our subsidiaries. Under certain circumstances, legal and contractual restrictions as well as the financial condition and operation requirements of our subsidiaries may limit our ability to obtain cash from our subsidiaries.

      -- Collections on accounts receivable can impact our operating cash flows. Management places significant emphasis on collection efforts and has assessed the allowance accounts for receivables as of July 31, 2003 and deemed it to be adequate; however, the current economic downturn may impact our clients' credit-worthiness and our ability to collect cash from them to meet our operating needs.

     Below is a table containing information for our contractual obligations and commercial commitments as of July 31, 2003 followed by narrative descriptions:

                                                            PRINCIPAL PAYMENTS DUE BY PERIOD
                                                      --------------------------------------------
LONG TERM CONTRACTUAL OBLIGATIONS                     LESS THAN                           AFTER 5
(PRINCIPAL ONLY):                          TOTAL       1 YEAR     1-3 YEARS   4-5 YEARS    YEARS
---------------------------------------  ----------   ---------   ---------   ---------   --------
                                                                     (IN THOUSANDS)
AS OF JULY 31, 2003:
  Senior secured credit facility
     Term loan A.......................  $   97,950   $ 14,560    $ 45,004    $ 38,386    $     --
     Term loan B.......................     294,273      2,965       5,930     214,960      70,418
  11 1/2% senior notes(1)..............     200,000         --          --          --     200,000
  12 1/4% senior subordinated notes....     200,000         --          --          --     200,000
  8 5/8% senior subordinated
     debentures(1).....................       6,455         --       6,455          --          --
  6 1/2% senior subordinated
     debentures(1).....................       1,798         --          --          --       1,798
  Capital lease obligations............      47,871     15,660      25,680       6,531          --
  Other indebtedness...................       1,333        355         895          83          --
                                         ----------   --------    --------    --------    --------
     Total debt........................     849,680     33,540      83,964     259,960     472,216
  Operating lease obligations(2).......     335,449     69,208     113,525      80,962      71,754
                                         ----------   --------    --------    --------    --------
     Total long term contractual
       obligations.....................  $1,185,129   $102,748    $197,489    $340,922    $543,970
                                         ==========   ========    ========    ========    ========

                                                                                     REMAINING
                                            TOTAL      TOTAL COMMITTED TO   AMOUNT    AMOUNT
OTHER COMMITMENTS                         COMMITMENT   LETTERS OF CREDIT    DRAWN    AVAILABLE
----------------------------------------  ----------   ------------------   ------   ---------
                                                             (IN THOUSANDS)
AS OF JULY 31, 2003:
Revolving line of credit(3).............   $200,000         $48,315          $--     $151,685
Guarantee to joint venture(4)...........   $  6,500              --           --           --
Indemnity agreement to joint venture
  partner(5)............................   $ 25,000              --           --           --

------------

(1) Amounts shown exclude remaining original issue discounts of $4,109,000, $461,000 and $22,000 for the 11 1/2% senior notes, 8 5/8% senior subordinated debentures, and the 6 1/2% convertible subordinated debentures, respectively.

(2) These operating leases are predominantly real estate leases.

(3) Reflects the revolving line of credit under the senior secured credit facility and amounts committed to standby letters of credit as of July 31, 2003.

(4) Amounts guaranteed in favor of Wachovia Bank, N.A. pursuant to the EC III, LLC (a 50%-owned unconsolidated joint venture) credit line facility, in a principal amount not to exceed $6,500,000.

(5) An indemnity agreement in relation to general and administrative services provided to JT3, LLC (a 50%-owned joint venture). The agreement covers any potential losses and damages, and liabilities associated with lawsuits, in an amount not to exceed $25,000,000.

     Our Senior Secured Credit Facility. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, we entered into a new senior secured credit facility, which provides for two term loan facilities in the aggregate amount of $475.0 million, and a revolving credit line in the amount of $200.0 million. The term loan facilities consist of term loan A, a $125.0 million tranche, and term loan B, a $350.0 million tranche. As of July 31, 2003, we had outstanding $392.0 million in principal amount under the term loan facilities, outstanding standby letters of credit aggregating to $48.3 million and no outstanding balance drawn on the revolving line of credit. The amount available to us under our revolving credit line of credit was $151.7 million.

     Principal amounts under term loan A became due and payable on a quarterly basis beginning January 31, 2003, and thereafter through August 22, 2007. Annual required principal payments under term loan A range from

$12.5 million to a maximum of $36.3 million with term loan A expiring and all remaining outstanding principal amounts becoming due and payable in full on August 22, 2007. Principal amounts under term loan B became due and payable on a quarterly basis beginning January 31, 2003 in the amount of $3.5 million per year through October 31, 2007, with all remaining outstanding principal amounts becoming due and payable in equal quarterly installments with the final payment due on August 22, 2008. The revolving credit facility will expire and be payable in full on August 22, 2007.

     All loans outstanding under the senior secured credit facility bear interest at a rate per annum equal to, at our option, either the base rate or LIBOR, in each case plus an "applicable margin." The applicable margin will adjust according to a performance pricing grid based on our ratio of consolidated total funded debt to consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). For the purposes of the senior secured credit facility, consolidated EBITDA is defined as consolidated net income plus interest, depreciation and amortization expenses, amounts set aside for the payment of taxes, for certain non-cash items and pro forma adjustments related to permitted acquisitions, including the EG&G acquisition. The terms "base rate" and "LIBOR" have meanings customary and appropriate for financings of this type.

     Effective January 30, 2003, we amended our senior secured credit facility to increase the maximum leverage ratio of consolidated total funded debt to consolidated EBITDA, as defined by the senior secured credit facility loan agreement, to 4.50:1 for the first three quarters of fiscal year 2003, 4.25:1 for the fourth quarter of fiscal year 2003 and 4.00:1 for the first quarter of fiscal year 2004. As a result of the amendment, the applicable interest rates for all borrowings initially increase by 0.25% through the second quarter of fiscal year 2004, but revert to the original interest rates if we achieve a leverage ratio of 3.90:1 or less for fiscal year 2003 or 3.75:1 or less for the first quarter of fiscal year 2004. The amendment also provides that the applicable interest rates for all borrowings will increase an additional 0.25% if our leverage ratio is greater than 3.70:1 and either Standard & Poor's or Moody's were to lower our implied senior credit rating to below BB- or Ba3, respectively. As of July 31, 2003, we were in compliance with the original and amended leverage ratio financial covenants. Also, we were in compliance with the other covenants required by the 11 1/2% notes and the 12 1/4% notes.

     As amended, for both the term loan A and the revolving credit facility, the applicable margin over LIBOR will range between 2.25% and 3.50%. For the term loan B, the corresponding applicable margin over LIBOR will range between 3.25% and 4.00%. As of July 31, 2003, the LIBOR applicable margin was 3.25% for the term loan A and the revolving line of credit and 3.75% for the term loan B.

     We are required to prepay the loans under the senior secured credit facility with:

      -- 100% of the net cash proceeds of all assets disposed of by us and our subsidiaries guaranteeing the senior secured credit facility, net of selling expenses, taxes and prepayments of debt required in connection with the sale of such assets, subject to reinvestment rights within 270 days for asset dispositions in amounts less than $20.0 million and other limited exceptions;

      -- 100% of the net cash proceeds from the issuance of debt by us, provided that such percentage shall be reduced to 50% for any fiscal year in which our leverage ratio, measured as of the end of the preceding fiscal year, is less than 2.5 to 1, subject to limited exceptions;

      -- 50% of the net cash proceeds from the issuance of equity by us or our subsidiaries, subject to limited exceptions; and

      -- during fiscal year 2003, 100% of excess cash flows (as defined under the senior secured credit facility and as required by the amendment), and commencing with fiscal 2004, 75% of excess cash flows, provided that such percentage shall be reduced to 50% for any fiscal year in which, measured as of the end of such fiscal year, our leverage ratio is less than 2.5 to 1, measured as of the end of such fiscal year.

     At our option, we may prepay the loans under the senior secured credit facility without premium or penalty, subject to reimbursement of the lenders' prepayment fees in the case of prepayment of LIBOR loans.

     Substantially all of our operating domestic subsidiaries are guarantors of the senior secured credit facility on a joint and several basis. Our consolidated obligations are secured by a first priority perfected security interest in existing personal and real property, including a pledge of the capital stock of the subsidiary guarantors. Personal property and material real property we acquire in the future will also be included in the first priority perfected security.

     In addition to the leverage coverage ratio discussed above, our senior secured credit facility requires us to maintain a minimum current ratio of 1.5:1, and a minimum fixed charge coverage ratio, which varies over the term of the facility between 1.05:1 and 1.20:1. Neither of these two financial covenants were modified by the amendment. The leverage coverage ratio, as amended, decreases over the term of the facility from a maximum of 4.50:1 to a minimum of 3:1. We are required to submit a quarterly compliance certificate to the lender under the facility. We were fully compliant with these covenants as of July 31, 2003.

     The senior secured credit facility also contains customary affirmative and negative covenants including, without limitation, the following material covenants: restrictions on mergers, consolidations, acquisitions, asset sales, dividend payments, stock redemptions or repurchases, repayments of junior indebtedness, transactions with stockholders and affiliates, liens, capital expenditures, capital leases, further agreements restricting the creation of liens (also called a "negative pledge"), sale-leaseback transactions, indebtedness, contingent obligations, investments and joint ventures.

     11 1/2% Senior Notes. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, we issued $200.0 million in aggregate principal amount due at maturity of 11 1/2% Senior Notes due 2009 (the "11 1/2% notes") for proceeds, net of $4.7 million of original issue discount, of $195.3 million. Interest on the 11 1/2% notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2003. The notes are effectively subordinate to our senior secured credit facility and senior to our subordinated indebtedness, including the 12 1/4% notes, the 8 5/8% debentures and the 6 1/2% debentures described below. As of July 31, 2003, all amounts remained outstanding under the 11 1/2% notes.

     Substantially all of our domestic subsidiaries fully and unconditionally guarantee the 11 1/2% notes on a joint and several basis. We may redeem any of the 11 1/2% notes beginning on September 15, 2006 at the following redemption prices (expressed as percentages of the principal amount of the 11 1/2% notes so redeemed), if we do so during the 12-month period commencing on September 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption.

YEAR                                                          REDEMPTION PRICE
------------------------------------------------------------  ----------------
2006........................................................      105.750%
2007........................................................      102.875%
2008........................................................      100.000%

     In addition, at any time prior to or on September 15, 2005, we may redeem up to 35% of the principal amount of the 11 1/2% notes then outstanding with the net cash proceeds from the sale of capital stock. The redemption price will be equal to 111.50% of the principal amount of the redeemed 11 1/2% notes.

     If we undergo a change of control, we may be required to repurchase the 11 1/2% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If we sell certain of our assets, we may be required to use the net cash proceeds to repurchase the 11 1/2% notes at 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

     The indenture governing the 11 1/2% notes contains certain covenants that limit our ability to incur additional indebtedness, pay dividends or make distributions to our stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by liens, enter into transactions with our stockholders and affiliates, sell assets and merge or consolidate with other companies. The indenture governing the 11 1/2% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

     12 1/4% Senior Subordinated Notes. In June 1999, we issued $200.0 million in aggregate principal amount of 12 1/4% Senior Subordinated Notes due 2009 (the "12 1/4% notes"), all of which remained outstanding at July 31, 2003. Interest on the 12 1/4% notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 12 1/4% notes are subordinate to our senior secured credit facility and our 11 1/2% notes.

     Substantially all of our domestic subsidiaries fully and unconditionally guarantee the 12 1/4% notes on a joint and several basis. We may redeem the 12 1/4% notes, in whole or in part, at any time on or after May 1, 2004 at the following redemption prices (expressed as percentages of the principal amount of the 12 1/4% notes so redeemed), if we do so during the 12-month period commencing on May 1 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

YEAR                                                            REDEMPTION PRICE
------------------------------------------------------------    ----------------
2004........................................................        106.125%
2005........................................................        104.083%
2006........................................................        102.041%
2007 and thereafter.........................................        100.000%

     If we undergo a change of control, we may be required to repurchase the 12 1/4% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If we sell certain of our assets, we may be required to use the net cash proceeds to repurchase the 12 1/4% notes at 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

     The indenture governing the 12 1/4% notes contains certain covenants that limit our ability to incur additional indebtedness, pay dividends or make distributions to our stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by liens, enter into transactions with our stockholders and affiliates, sell assets and merge or consolidate with other companies. The indenture governing the 12 1/4% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

     8 5/8% Senior Subordinated Debentures. Our 8 5/8% debentures are due in 2004. Interest on these debentures is payable semi-annually in January and July of each year. Our 8 5/8% debentures are subordinate to our senior secured credit facility and the 11 1/2% notes. As of July 31, 2003, we owed $6.5 million on the 8 5/8% debentures.

     6 1/2% Convertible Subordinated Debentures. Our 6 1/2% debentures are due in 2012 and are convertible into shares of common stock at the rate of $206.30 per share. Interest on these debentures is payable semi-annually in February and August of each year. Sinking fund payments calculated to retire 70% of our 6 1/2% debentures prior to maturity began in February 1998. Our 6 1/2% debentures are subordinate to our senior secured credit facility and the 11 1/2% notes. As of July 31, 2003, we owed $1.8 million on the 6 1/2% debentures.

     Revolving Line of Credit. Our average daily revolving line of credit balances for the three-month periods ended July 31, 2003 and 2002 were $3.1 million and $0.7 million, respectively. The maximum amounts outstanding at any one point in time during the three-month periods ended July 31, 2003 and 2002 were $20.0 million and $10.0 million, respectively. Our average daily revolving line of credit balances for the nine-month periods ended July 31, 2003 and 2002 were $25.7 million and $4.3 million, respectively. The maximum amounts outstanding at any point in time during the nine-month periods ended July 31, 2003 and 2002 were $70.0 million and $31.8 million, respectively.

     The revolving line of credit is used to fund our daily operating cash needs. Overall use of the revolving line of credit is driven by collection and disbursement activities during the normal course of business. Our regular daily cash needs follow a predictable pattern that typically follows our payroll cycles, which drives, if necessary, our borrowing requirements.

     Foreign Credit Lines. We maintain foreign lines of credit which are collateralized by assets of foreign subsidiaries. At July 31, 2003 and October 31, 2002, these foreign lines of credit provided for advances up to $2.7 million and $12.5 million, respectively. At July 31, 2003 and October 31, 2002, there were no amounts outstanding under the foreign lines of credit, respectively.

     Capital Leases. As of July 31, 2003, we had $47.9 million in obligations under our capital leases, consisting primarily of leases for office equipment, computer equipment, and furniture.

     Operating Leases. As of July 31, 2003, we had approximately $335.4 million in obligations under our operating leases, consisting primarily of real estate leases.

     Other Related-Party Transactions. Certain of our officers and employees have disposed of shares of our common stock, both in cashless transactions with us and in market transactions, in connection with exercises of stock options, the vesting of restricted stock and the payment of withholding taxes due with respect to such exercises and vesting. Certain of our officers and employees may continue to dispose of shares of our common stock in this manner and for similar purposes.

     In August 2002, we issued 100,000 shares of Series D Preferred Stock to Carlyle-EG&G, L.L.C. and EG&G Technical Services Holdings, L.L.C. (both of which are affiliates of TCG Holdings, L.L.C.) in connection with the EG&G acquisition. The Series D Preferred Stock was subsequently converted (by a vote of the stockholders at a Special Meeting held on January 28, 2003) into a total of 2,106,674 shares of common stock (the "Series D Conversion"). As a result of the Series D Conversion, TCG Holdings, L.L.C. became the beneficial owner of an aggregate of 7,064,033 shares, or approximately 22%, of our outstanding common stock. The Series D Conversion constituted a change of control as defined under the terms of the employment arrangements with certain of our executives, resulting in, among other things, the accelerated vesting of an aggregate of 212,500 shares of restricted common stock previously granted. In order to satisfy tax withholding obligations arising from the vesting of their restricted stock, the executives have surrendered an aggregate of 75,381 shares of common stock to us.

     Derivative Financial Instruments. We are exposed to risk of changes in interest rates as a result of borrowings under our credit facility. We may enter into interest rate derivatives to protect against this risk. During the first nine months of fiscal year 2003, we did not enter into any interest rate derivatives due to our current percentage of fixed interest rate debt and to our assessment of the costs/benefits of interest rate hedging given the current low interest rate environment.

     Enterprise Resource Program (ERP). During fiscal year 2001, we commenced a project to consolidate all of our accounting and project management information systems and convert to a new ERP purchased from PeopleSoft, Inc. (formerly J.D. Edwards & Company). As of July 31, 2003, approximately one third of our revenues are processed on this ERP. The remaining eight legacy systems will be converted over the next two years.

     We estimated that the capitalized costs of implementing the new ERP, including hardware, software licenses, consultants, and internal staffing costs, will be approximately $65.0 million, excluding conversion of EG&G's ERP. As of July 31, 2003, we had incurred total capitalized costs of approximately $58.9 million for this project, with the remaining costs to be incurred through fiscal year 2005. We have been financing a substantial portion of these costs through capital lease arrangements with various lenders. If, and to the extent, that financing cannot be obtained through capital leases, we will draw on our revolving line of credit as alternative financing for expenditures to be incurred for this project.

                                    BUSINESS

     We are one of the largest engineering design services firms worldwide and one of the nation's leading federal government contractors for operations and maintenance services. We execute large and complex engineering projects, and provide a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services. We have grown our business through acquisitions and internal initiatives, thus diversifying our client base, service offerings and markets served. As a result, we are able to capitalize on trends such as outsourcing initiatives and increased spending by the federal government. Since 1995, we have increased our revenues from $180.0 million to over $3.0 billion for the twelve months ended July 31, 2003, while our earnings per share has grown at a compound annual growth rate of 10% and our employee headcount has increased from 1,300 to over 25,500.

     The following is a discussion of some of our significant historical mergers and acquisitions:

     In August 2002, we acquired EG&G. EG&G provides management and operations and maintenance services in support of large military installations and operations. EG&G's services include the management of complex government installations and ranges, including oversight of all construction, testing and operation of base systems and processes, operation and maintenance of chemical agent disposal systems, management of base logistics and transportation and support of high security environments. The EG&G acquisition has expanded our federal client base and our operations and maintenance services, especially for the Department of Defense.

     In June 1999, we acquired Dames & Moore Group ("Dames & Moore"), one of the largest engineering services firms in the United States at that time. Dames & Moore provided consulting, planning, environmental, engineering, and project and construction management services to a diversified group of local, state, and federal government, private industry, and foreign clients. Prior to our acquisition of Dames & Moore (and consistent with the trend towards consolidation in our industry), Dames & Moore pursued a growth strategy by acquiring professional services firms, including Radian International, Walk-Haydel, O'Brien Kreitzberg, and BRW, that provided services relating to process engineering, transportation, construction management and other specialized engineering. The Dames & Moore acquisition expanded our private industry and international client base.

     In February 1999, we acquired Thorburn Colquhoun Holdings plc, a civil and structural engineering consulting firm based in the United Kingdom. This acquisition expanded our presence in the United Kingdom.

     In November 1997, we acquired Woodward-Clyde Group, Inc. ("Woodward Clyde"). Woodward Clyde specialized in geotechnical and environmental engineering services, including implementation of solutions for problems relating to hazardous waste, air pollution, water pollution, facility permitting and regulatory compliance. The Woodward Clyde acquisition enabled us to provide services in a broader geographic area, both domestically and internationally and in markets that we did not previously service.

     In March 1996, we acquired Greiner Engineering, Inc. ("Greiner"), an engineering and architectural design services firm based in Irving, Texas. Greiner provided a broad range of engineering, planning, architectural, environmental analysis, design, surveying, program management and other services to state, local and federal government and private industry clients throughout the United States and abroad. The Greiner acquisition expanded our client base and enabled us to compete for larger contracts.

     Through our extensive network of over 280 principal offices and contract-specific job sites across the U.S. and in more than 20 foreign countries, we market our services to federal government agencies, primarily the Departments of Defense and Homeland Security, state and local government agencies, and private industry clients. Our expertise is focused on eight key markets: surface transportation, air transportation, rail transportation, industrial process, facilities and logistics support, water/wastewater treatment, hazardous waste management and military platforms support. Our contracts encompass activities ranging from operating and managing military installations and engineering combat systems to designing highways, bridges, mass transit facilities and security-related improvements.

     Our business is well balanced across a highly diversified client base. Our clients include more than 25 U.S. government agencies, 300 state and local government agencies and 1,600 private industry clients, which have included over half of the Fortune 500 companies. For the first nine months of fiscal 2003, we generated approximately 43% of our revenues from federal government agencies, approximately 21% from state and local government agencies and approximately 28% from private industry clients. We currently have more than 12,000 active projects, with no single project accounting for more than 4% of our revenues for the first nine months of fiscal 2003.

     We are well positioned to benefit from fundamental market trends, including:

      --   increased spending and outsourcing by the federal government;

      --   a greater emphasis on domestic security;

      --   growing requirements for public infrastructure;

      --   consolidation of service providers by our clients; and

      -- a growing demand for cost-effective compliance with environmental regulations.

     In our federal client business, we believe we are well suited to meet a broad range of outsourced defense and homeland security needs. Our ability to provide cost-effective outsourced services to the Department of Defense enables us to benefit from the largest increase in Department of Defense spending in 20 years. The market for operations and maintenance services provided to the federal government, including the Departments of Defense and Homeland Security, is expected to total more than $145.0 billion in 2003, an increase of more than $23.0 billion in the past two years. In our state and local client business, we anticipate that spending will increase as local government agencies address their public infrastructure needs and funding becomes available for their deferred infrastructure projects. Moreover, federal programs such as TEA-21 and AIR-21, which are anticipated to have a total spending budget of approximately $37.0 billion over the next year, provide a significant portion of state and local funding for these types of infrastructure improvement services. Increasingly, our private industry clients such as BP, ConocoPhillips and Dow Chemical are addressing their environmental engineering and consulting requirements by entering into master service agreements with a select number of providers on a national and global basis.

CLIENTS

     We provide our services to a broad range of clients. Our clients are located both in the U.S. and abroad, and include domestic and foreign government agencies and domestic and multinational private industry clients.

     For each of the fiscal years in the five years ended October 31, 2002 and the nine months ended July 31, 2003, we attributed our revenues to the following categories:

                          NINE MONTHS                      YEAR ENDED OCTOBER 31,
                             ENDED          ----------------------------------------------------
                         JULY 31, 2003             2002                 2001             2000
                       ------------------   ------------------   ------------------   ----------
                                    % OF                 % OF                 % OF
                         AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT
                       ----------   -----   ----------   -----   ----------   -----   ----------
                                        (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
U.S.
 Federal
   government........  $1,006,000     43%   $  600,194     25%   $  380,454     16%   $  354,581
 State and local
   government........     498,000     21       704,286     29       822,900     36       728,861
Private industry.....     657,000     28       910,257     37       899,021     39       886,453
International........     187,000      8       213,090      9       216,975      9       235,683
                       ----------    ---    ----------    ---    ----------    ---    ----------
    Total............  $2,348,000    100%   $2,427,827    100%   $2,319,350    100%   $2,205,578
                       ==========    ===    ==========    ===    ==========    ===    ==========

                                  YEAR ENDED OCTOBER 31,
                       ---------------------------------------------
                       2000           1999                1998
                       -----   ------------------   ----------------
                       % OF                 % OF               % OF
                       TOTAL     AMOUNT     TOTAL    AMOUNT    TOTAL
                       -----   ----------   -----   --------   -----
                          (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
U.S.
 Federal
   government........    16%   $  235,039     17%   $116,340     14%
 State and local
   government........    33       470,958     33     346,072     43
Private industry.....    40       558,314     39     288,067     36
International........    11       154,211     11      55,467      7
                        ---    ----------    ---    --------    ---
    Total............   100%   $1,418,522    100%   $805,946    100%
                        ===    ==========    ===    ========    ===

     Federal Government. We derived approximately 43% of our revenues from federal government agencies during the first nine months of fiscal 2003, not including federal grants or matching funds allocated to state and local government agencies. We are one of the nation's largest government contractors, providing services to the Department of Defense, the Department of Homeland Security, the Environmental Protection Agency, NASA, the United States Postal Service, the General Services Administration and the Departments of Energy, Justice and Treasury. We offer the capabilities required to take a project from conception through operations and maintenance and have the in-house capabilities for large, multi-service government outsourcing contracts. We specialize in the management of military and federal installations, flight training, aircraft maintenance services and weapons systems engineering and modernization. In addition, we design military facilities and infrastructure, including security-related upgrades for government buildings, the remediation of contaminated sites and support of disaster relief efforts.

     State and Local Government. We derived approximately 21% of our revenues from state and local government agencies during the first nine months of fiscal 2003. Our state and local government agency clients include various state departments of transportation, water utilities and wastewater authorities, environmental protection agencies, schools and colleges, judiciary agencies, hospitals and airport authorities. In the U.S., substantially all spending for public infrastructure is coordinated through state and local government agencies, including municipalities, community planning boards, school districts, airport authorities, transit agencies, water authorities, environmental protection agencies and state transportation agencies. Over the past decade, public sector infrastructure projects have become larger and more complex, requiring extensive resources and diverse technical capabilities. Our scale, geographic reach and technical expertise allow us to provide a range of services from planning and design through management of construction for these larger and increasingly complex public sector infrastructure projects. We have helped public agencies in every state to expand or modernize existing infrastructure. Our transportation capabilities encompass highways, bridges and interchanges, mass transit systems and airports; our facilities projects range from schools and universities, to health care, criminal justice and correctional facilities; and our expertise in water resources includes water supply, treatment and distribution systems, dams and reservoirs and wastewater treatment facilities. We also have the resources to operate and maintain many of these facilities, such as highway management systems and wastewater treatment plants. We expect the need for our services to continue to grow as state and local government agencies continue to outsource services.

     Private Industry. We derived approximately 28% of our revenues from private industry clients during the first nine months of fiscal 2003. Our private industry clients include various Fortune 500 clients from a broad range of industries, including petrochemical, telecommunications, oil and gas, power, semiconductor, mining and forestry. Over the past several years, large companies with multiple operations have reduced the number of service providers they use in order to control overhead costs and to concentrate on their core businesses. We have built on new and renewed preferred provider relationships with certain key clients such as Dow Chemical, DuPont, ExxonMobil, International Paper, U.S. Steel and Merck, to benefit from the trend toward consolidation of outsourced service providers, particularly in the areas of environmental engineering and compliance and support services. For many of our clients, our professionals serve as an extension of the client's staff, providing planning, remediation and design and implementation services at multiple sites. In addition to supporting ongoing industrial operations, we provide environmental services for mergers and acquisitions, property transfers and land redevelopment and re-use projects. We also engineer process improvements that optimize operating efficiency and provide architectural design for new or expanded facilities. With the continuing trend toward the consolidation of outsourced service providers, we believe we are well positioned to enhance our competitive position as a result of our proximity to facilities worldwide, technical strength, geographic breadth and long-term client relationships.

     International. We derived approximately 8% of our revenues from international operations during the first nine months of fiscal 2003. The focus of our international business is to provide a range of services to multinational and local private industry clients and government agencies. We have built permanent, self-sustaining operations in key geographic locations in Europe and the Asia-Pacific region. We are currently involved in infrastructure projects throughout Europe, providing engineering services for highways, rail stations, stadiums and military facilities. We also are maintaining over 1,000 kilometers of motorway and trunk roads for England's Highways Agency. In the Asia-Pacific region, we are providing planning and engineering services for two proposed rail lines in Singapore, designing highways and rail stations in New Zealand and performing master planning for an international terminal at Sydney Airport in Australia. Our work in the environmental market involves diverse assignments from conducting environmental and socioeconomic assessments for a new oil pipeline in Africa, to the design and management of treatment systems for a landfill in Switzerland and specialized services for the forest products industry in Australia. We have extensive expertise in pollution control, soils and groundwater remediation, water resources management and in helping companies formulate environmental and social strategies that promote sustainable development.

SERVICES

     We provide professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services to local, state and federal government agencies, as well as private industry and foreign clients. We provide our services through over 280 principal offices and contract-specific job sites. In addition, we provide certain of our services as subcontractors or through joint ventures or other partnerships with other service providers. On contract-specific job sites, we provide specific services to federal government agencies under stand-alone contracts.

     Planning and Design. Our planning services include conceptual design, technical and economic feasibility studies, community involvement program development and archaeological investigations. In many instances, we use the planning process to develop a blueprint, or overall scheme, for a project. We use planning analyses and reports to identify and evaluate alternatives, estimate usage levels, determine financial feasibility, assess available technology, ascertain economic and environmental impacts and recommend optimal courses of action. Our planning services can include master planning, land use planning, feasibility studies, transportation planning, policy development and evaluation, zoning, permitting and ensuring compliance with applicable regulations.

     Included in our planning services category is the development of engineering and implementation plans related to the construction of new facilities and the renovation, maintenance and expansion of existing facilities, including bridges, highways, roads, airports, mass transit systems, railroads, schools, courthouses, hospitals, and water and wastewater treatment facilities. Also included are assessment of and planning for remediation activities at military bases and environmental assessment, due diligence and permitting at commercial and industrial facilities.

     We also use our planning capabilities to provide support for homeland defense and global threat reduction programs. Such services include threat scenario generation, risk analysis, effect analysis, development of emergency response strategies and first responder training for the military and other federal agencies. In addition, we provide specialized and classified technology analysis, technical advisory services and training for the elimination and dismantlement of weapons of mass destruction.

     We provide a broad range of design and design-related services. Representative design services include:

      --   architectural and interior design;

      -- civil, structural, mechanical, electrical, sanitary, environmental, water resource, geotechnical/underground, dam, mining and seismic engineering design; and

      -- engineering and design studies for the upgrade and maintenance of military hardware.

     Based on the project requirements identified in the planning phase, we integrate and coordinate the various design elements. The result of providing our design services is a set of contract documents that may include plans, specifications and cost estimates, all of which are then used by our clients in the actual construction of a project. The documents we prepare include detail design characteristics, materials specification and the schedule for construction. Other critical tasks in the design process may include value analysis and the assessment of construction and maintenance requirements.

     Systems Engineering and Technical Assistance. We provide a broad range of systems engineering and technical assistance services from supporting new weapons systems design and development activities to providing modernization solutions for the continuity of aging weapons systems. Representative systems engineering services include:

      --   operational requirements definition;

      --   specification development;

      --   interface control;

      --   requirements control and traceability;

      --   open system architecture development;

      --   review of hardware and software design data; and

      --   development of engineering documentation.

     We have the expertise to support all branches of the U.S. military services and a wide range of platforms including aircraft, tracked and wheeled vehicles, shelters, and ground support equipment. Applications include technology insertion, systems modification, installation of new systems/equipment, logistics and sustainment support, design of critical data packages, configuration management, and studies and analysis.

     Program and Construction Management. Our program and construction management services include:

      -- master scheduling of both the design and construction phases of a project;

      --   construction and life-cycle cost estimation;

      --   cash flows analyses;

      --   value engineering;

      --   constructability reviews;

      --   environmental and specialized engineering;

      --   bid evaluation; and

      --   construction or demolition of buildings.

     Once construction has begun, we oversee and coordinate the activities of construction contractors. This frequently involves acting as the owner's representative for on-site supervision and inspection of the contractors' work. In our oversight role, we monitor a project's schedule, cost and quality. We may act as a general contractor or sub-contractor on some demolition and environmental remediation contracts. Contracts are generally on a fixed-price basis, with a well defined scope of work. We generally do not pursue "low bid" fixed-price construction contracts, which may create financial risk. We also provide comprehensive services for the management of large military programs for naval, ground, vessel and airborne platforms. These services include logistics planning, acquisition management, risk management of weapons systems, safety management and subcontractor management.

     Operations and Maintenance. We provide operations and maintenance services in support of large military installations and operations. Our services include:

      -- management of base logistics, including oversight of construction, testing and operation of base systems and processes;

      --   operation and maintenance of chemical agent disposal systems;

      --   comprehensive military flight training services; and

      --   support of high security systems.

     Management of base logistics involves the management and operation of government warehousing and distribution centers, as well as government property and asset management. We also provide a range of services for vehicle, vessel and aircraft systems maintenance, modification, overhaul and life service extension. In addition, we provide comprehensive military flight training services for fixed wing and rotary wing aircraft, including courseware development, classroom instruction and simulator instruction. We also provide oversight of day-to-day operations and ongoing repair, maintenance and monitoring services for environmental systems (such as water treatment plants) and transportation facilities (such as railroads).

MARKETS

     We focus on infrastructure projects related to surface, air and rail transportation systems, industrial processes, facilities and logistics support, environmental programs involving water/wastewater treatment and hazardous waste management, and military platforms support. We perform our business development and sales activities primarily through our network of offices around the world. In addition, we coordinate national and global marketing efforts on large projects and for multi-national clients on a company-wide basis.

     Surface Transportation. We provide a full range of planning and design services for all types of surface transportation systems and networks, including highways, interchanges, bridges, tunnels, toll facilities, intelligent transportation systems, parking facilities and port and marine structures. For example, we are providing engineering design services for the reconstruction of Massachusetts Route 3, north of Boston to the New Hampshire border. Historically, we have emphasized the design of new transportation systems, but in recent years we have focused on the rehabilitation of existing systems.

     Air Transportation. We provide comprehensive services for the development of new airports and the modernization and expansion of existing facilities. For example, we are providing architectural and engineering design services for the relocation and expansion of Guangzhou Baiyun International Airport in Southern China. Some of our projects include construction, renovation, expansion, design, development and maintenance of:

      -- airport terminals, hangars, air cargo buildings and air traffic control towers;

      --   runways and taxiways;

      --   baggage, communications, security and fueling systems; and

      -- infrastructure systems such as people mover systems, roadways, parking garages and utilities.

     We have completed projects at both general aviation and large-hub international airports. We have played a major role in the expansion and modernization of existing airports as well as in the development of new facilities worldwide. In the growing area of security systems at airports, we provide a full range of planning and design, program and construction management and operations and maintenance services.

     Rail Transportation. We provide services to freight and passenger railroads and urban mass transit agencies. For example, we are providing environmental, design and construction services for the East Side Access Project, which will connect the Long Island Railroad with Grand Central Terminal on New York City's east side. We have planned, designed and managed the construction of commuter rail systems, freight rail systems, heavy and light rail transit systems and high-speed rail systems. Our specialized expertise in transportation structures, including terminals, stations, parking facilities, bridges, tunnels and power, signals and communications systems complements these capabilities.

     Industrial Process. We provide full-service capabilities, such as facility siting and permitting, environmental management and pollution control, waste management and remediation engineering, process engineering and design and property redevelopment, to private companies engaged in industrial process markets. For example, we are developing and implementing an environmental system to reduce nitrogen oxide emissions and improve utility boiler efficiency at the Tennessee Valley Authority's fossil power plant in Kingston, Tennessee.

     Facilities and Logistics Support. We provide design services for new facilities and the rehabilitation and expansion of existing ones. Our facility design services cover a broad range of building types, including facilities used for education, criminal justice, healthcare, transportation and sports and recreation purposes. For example, we are operating and managing the United States Navy's Atlantic Fleet Industrial Supply Center in Norfolk, Virginia. With increased interest in historic preservation, adaptive reuse and seismic safety, a significant portion of our practice focuses on facility assessments, code and structural evaluations and renovation projects to maintain aging building infrastructure. We also provide comprehensive services for the operation and maintenance of complex government installations, including military bases and ranges. Logistics support services, which focus on the development of integrated logistics chains to ensure readiness and rapid response, are provided to a number of Department of Defense agencies. In addition, we provide logistics support services for the management and operation of warehousing and distribution centers, and government property and asset management.

     Water/Wastewater Treatment. We provide services for the planning, design and construction of all types of water/wastewater management facilities and systems for the protection of water supplies in locations throughout the world, including new and expanded water supply, storage, distribution and treatment, municipal wastewater treatment and sewer, watershed and storm water management and flood control systems. For example, we provided engineering and environmental services for the Los Vaqueros Dam and Reservoir Expansion in Contra Costa County, California. Furthermore, we provide services in the areas of design and seismic retrofit of earth, rockfill and roller-compacted concrete dams, as well as the design of reservoirs, impoundments, including mine tailings disposal, and large outfall structures.

     Hazardous Waste Management. We provide a variety of services relating to hazardous waste and air pollution management, as well as specialized global threat reduction. Our hazardous waste management services include planning and conducting initial site investigations, designing remedial actions for site clean-up and providing construction management services during the site clean-up process. For example, we are operating and managing the largest chemical agent stockpile and disposal facility in the United States at Tooele, Utah. In connection with these services, we identify and develop measures to dispose of hazardous and toxic waste effectively at contaminated sites. Our air pollution management services include air quality monitoring and design modifications required to meet national and local air quality standards. This work requires specialized knowledge of, and compliance with, complex applicable regulations, as well as the permitting and approval processes. Our specialized global threat reduction services focus on the elimination and dismantlement of nuclear, chemical and biological weapons of mass destruction ("WMD"). These services include technical WMD advisory services and training of client personnel who are responsible for the operation and maintenance of chemical agent disposal facilities.

     Military Platforms Support. Following a steady decline in uniformed and civilian personnel levels throughout the 1990s, the Department of Defense has increasingly used contractors for major naval, ground, vessel and airborne acquisition programs. The military also faces a significant shortage of instructor pilots with combat experience and is turning to private sector companies like ours to provide these services. We provide a suite of services to the Department of Defense in areas where it lacks sufficient resources. For example, we are providing engineering and support services at several United States defense systems research laboratories, including the Naval Surface Warfare Centers in Crane, Indiana and Dahlgren, Virginia, as well as providing engineering and logistics services for the United States Navy's Virginia Class Fast Attack Nuclear Submarine Program. Our services also include:

      --   management, technical consulting and advisory services;

      -- undergraduate and graduate-level instruction for pilots of military fixed wing and rotary wing aircraft; and

      -- maintenance, modification and overhaul services for military vehicles, aircraft and weapons systems.

BACKLOG, PROJECT DESIGNATIONS AND INDEFINITE DELIVERY CONTRACTS

     Backlog. Our contract backlog was $2.6 billion at July 31, 2003, as compared to $1.6 billion at July 31, 2002. Our contract backlog consists of the amount billable at a particular point in time for future services under signed contracts, including the full term of multi-year government contracts for which funds must be appropriated on an annual basis. We include indefinite delivery contracts, which are executed contracts requiring the issuance of task orders, in contract backlog only to the extent the task orders are actually issued and funded. Based on historical conversion rates, we expect to convert approximately 50% of our contract backlog into revenues within the next 12 months; however, no assurances can be given in this regard.

     Project Designations. Some of our clients also have designated us as the recipient of certain of their future contracts. These "project designations" are projects that clients have awarded to us but for which we do not yet have signed contracts. On any measurement date, we include as project designations task orders under executed indefinite delivery contracts that we expect our clients to issue over the next 12 months. Project designations also include option years on existing contracts and our pro-rata share of joint venture project designations. We estimate total project designations to be $4.7 billion at July 31, 2003, as compared to $1.0 billion at July 31, 2002. Historically, a significant portion of our project designations is converted into signed contracts, but we cannot provide any assurance that our historical rates of conversion will remain unchanged in the future.

     Indefinite Delivery Contracts. Indefinite delivery contracts are signed contracts under which we perform work only when the client issues specific task orders. Generally, the terms of these contracts exceed one year and often include a maximum term and potential value. Certain indefinite delivery contracts are for a definite time period with renewal option periods at the client's discretion. While we believe that we will continue to receive work under these contracts over their entire term, because of the uncertainty of renewals and our dependence on the issuance of individual task orders for new projects, we cannot be assured that we will ultimately realize the maximum potential values for any particular indefinite delivery contract. Because of the increasing frequency with which our government and private industry clients use this contracting method, however, we believe the potential value of these contracts should be included along with our backlog and project designations as an indicator of our future revenues. When a client notifies us of the scope and pricing of task orders, we transfer the estimated value of such task orders to our project designations. When such task orders are signed and funded, we transfer their value into backlog. As of July 31, 2003 and 2002, the estimated remaining values on our indefinite delivery contracts totaled $1.8 billion and $1.6 billion, respectively.

     As of July 31, 2003, our five largest indefinite delivery contracts were:

                                                          TOTAL                                          ESTIMATED
                                                        POTENTIAL   RECOGNIZED               PROJECT     REMAINING
                 CONTRACT                     TERM       VALUES      REVENUES    BACKLOG   DESIGNATION    VALUES
------------------------------------------  ---------   ---------   ----------   -------   -----------   ---------
                                                                        (IN MILLIONS)
USAF -- Title I and Title II(1)...........  2003-2011     $260           $1        $18        $  --        $241
GSA -- LOGWORLD(2)........................  2001-2021      144           11          2           --         131
GSA Professional Engineering Services
  (PES) LOO3(3)...........................  1999-2019      135           23         66           --          46
GSA Information Technology (IT) LOO2(4)...  1998-2018      123           24          2           --          97
EPA RAC 10(5).............................  1998-2008      101           47          7            2          45
                                                          ----         ----        ---        -----        ----
    Total.................................                $763         $106        $95        $   2        $560
                                                          ====         ====        ===        =====        ====

------------
(1) Department of the U.S. Air Force, Architectural & Engineering Services, Title I and Title II.

(2) General Services Administration--Logistics Worldwide Services.

(3) General Services Administration -- Professional Engineering Services.

(4) General Services Administration -- Information Technology.

(5) U.S. Environmental Protection Agency, Response Action Contract, Region 10.

COMPETITION

     The engineering services industry is highly fragmented and very competitive. As a result, in each specific market area, we compete with a wide range of other engineering and consulting firms. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we compete, and have substantially more financial resources and/or financial flexibility than we do. In addition, client needs in the federal sector are changing significantly with an increasing number of clients insisting on large, omnibus contracts requiring prime contractors to have diverse services and resources. Federal agencies have also increased their emphasis on past performance as a key factor in selecting contractors. To our knowledge, no firm currently dominates any significant portion of our market areas. Competition in our industry is based on quality of service, reputation, expertise, price, local presence, and the ability to provide services globally. We believe we have an exemplary reputation based on high quality of performance on our current and past contracts. Accordingly, we believe that we are well positioned to compete in the market areas we serve. Our key competitors are major public and private companies engaged in comparable services and in related markets, including:
AECOM Technology Corporation, Bechtel Group, Inc., CH2M HILL Companies, Ltd., DynCorp (a subsidiary of CSC), EarthTech Inc. (a subsidiary of Tyco International), Fluor Corporation, Halliburton KBR (a subsidiary of Halliburton Company), Jacobs Engineering Group Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, Parsons Brinckerhoff Inc. and TRW, Inc.

REGULATION

     We engage in various service activities which are subject to government oversight, including environmental laws and regulations, general government procurement laws and regulations, and other regulations and requirements imposed by specific government agencies with whom we conduct business.

     Environmental. A substantial portion of our business involves the planning and design and program and construction management of pollution control facilities, as well as the assessment and management of remediation activities at hazardous waste or Superfund sites and military bases. In addition, we contract with U.S. governmental entities to destroy hazardous materials, including chemical agents and weapons stockpiles. These activities require us to manage, handle, remove, treat, transport, and dispose of toxic or hazardous substances.

     Some environmental laws, such as the federal Superfund law and similar state statutes, can impose liability for the entire cost of clean-up for contaminated facilities or sites upon present and former owners and operators as well as generators, transporters and persons arranging for the treatment or disposal of such substances. We have been named as a potentially responsible party at several Superfund sites. In addition, while we strive to handle hazardous and toxic substances with care and in accordance with safe methods, the possibility of accidents, leaks, spills and the events of force majeure always exist. Humans exposed to these materials, including workers or subcontractors engaged in the transportation and disposal of hazardous materials and persons in affected areas may be injured or become ill, resulting in lawsuits that expose us to liability that may result in substantial damage awards against us. Liabilities for contamination or human exposure to hazardous or toxic materials or a failure to comply with applicable regulations, could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third party claims for property damage or personal injury, or cessation of remediation activities.

     Certain of our business operations are covered by Public Law 85-804, which provides for government indemnification against claims and damages arising out of unusually hazardous activities performed at the request of the government. Due to changes in public policies and law, however, government indemnification may not be available in the case of any future claims or liabilities relating to other hazardous activities that we undertake to perform.

     Government Procurement. The services we provide to the federal government are subject to the Federal Acquisition Regulations and other rules and regulations applicable to government contracts. These rules and regulations, among other things:

      -- require certification and disclosure of all cost and pricing data in connection with the contract negotiations;

      -- impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based government contracts; and

      -- restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

     In addition, services provided to the Department of Defense are monitored by the Defense Contract Management Agency and audited by the DCAA. Some of our facilities have permanent on-site government auditors.

     Our government clients can also terminate or modify any of their contracts with us at their convenience, and many of our government contracts are subject to renewal or extension annually. For more information on risks associated with our government-related business, please refer to the section entitled "Risk Factors" above.

     Other regulations and requirements. We provide certain services, such as the maintenance, modification, overhaul and service life-extension of military aircraft, which require specialized professional qualifications and are subject to military specifications and standards. In addition, in the ordinary course of business, we and members of our professional staff are subject to a variety of state, local and foreign licensing and permit requirements.

RAW MATERIALS

     Our business is not heavily dependent on raw materials, but any raw materials we require for the conduct of our business are generally available from numerous sources. We do not foresee any unavailability of raw materials that would have a material adverse effect on our business in the near term.

INSURANCE

     Currently, we have limits of $125.0 million per loss and $125.0 million in the aggregate annually for general liability, professional errors and omissions liability, and contractor's pollution liability insurance. These policies include self-insured claim retention amounts of $4.0 million, $5.0 million and $5.0 million, respectively. With respect to professional liability claims against Dames & Moore arising out of contracts signed prior to the acquisition, we have maintained an annual aggregate self-insured retention amount of $5.0 million. Excess limits provided for our coverages are on a "claims made" basis, covering only claims actually made during the policy period currently in effect. Thus, if we do not continue to maintain these excess policies, we will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. We intend to maintain these policies; however, we may be unable to maintain existing coverage levels and, even if we do, claims may exceed the available amount of insurance. We believe that any settlement of existing claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. We have maintained insurance without lapse for many years with limits in excess of losses sustained.

EMPLOYEES

     As of July 31, 2003, we had over 25,500 employees. At various times, we may also employ up to several thousand workers on a temporary or part-time basis to meet our contractual obligations. Approximately 2,000 of our employees are covered by collective bargaining agreements. These agreements are subject to renegotiations on various dates ranging from September 2003 to September 2007. We believe that employee relations are good.

PROPERTIES

     We lease office spaces in 272 locations, branches and project sites throughout the world. Most of the leases are for a minimum term of one year to a maximum of ten years with options for renewal, expansions, contraction and termination, sublease rights and allowances for improvements. Our significant lease agreements expire at various dates through the year 2013. We believe that our current facilities are sufficient for the operation of our business and that suitable additional space in various local markets is available to accommodate any needs that may arise.

LEGAL PROCEEDINGS

     Various legal proceedings are pending against us and certain of our subsidiaries alleging, among other things, breaches of contract, failure to comply with environmental laws and regulations, or negligence in connection with the performance of professional services. In some actions, parties are seeking damages, including punitive or treble damages that substantially exceed our insurance coverage. Some actions involve allegations that are not insured. Based on our previous experience with claims settlement and the nature of the pending legal proceedings, however, we do not believe that any of these legal proceedings are likely to result in a settlement or judgment against us or our subsidiaries that would materially exceed our insurance coverage or have a material adverse effect on our consolidated financial position, results of operations or cash flow.

                                   MANAGEMENT

     The following table sets forth information concerning our executive officers and directors.

NAME                                              AGE    OFFICE AND POSITION
------------------------------------------------  ---    ------------------------------------------------
Martin M. Koffel................................  64     Chief Executive Officer, President and Chairman
                                                         of the Board
Kent P. Ainsworth...............................  57     Executive Vice President, Chief Financial
                                                         Officer and Secretary
Thomas W. Bishop................................  57     Senior Vice President, Construction Services
                                                         Division and Vice President, Strategy
Reed N. Brimhall................................  49     Vice President, Corporate Controller
Gary V. Jandegian...............................  50     President, URS Division
Susan B. Kilgannon..............................  44     Vice President, Communications
Joseph Masters..................................  46     Vice President and General Counsel
George R. Melton................................  56     President, EG&G Division, Vice President and
                                                         Director
David C. Nelson.................................  49     Vice President and Corporate Treasurer
Olga Perkovic...................................  35     Vice President, Corporate Planning
Irwin L. Rosenstein.............................  67     Chairman, URS Division and Director
Mary E. Sullivan................................  55     Vice President, Human Resources
Richard C. Blum.................................  68     Vice Chairman of the Board
Armen Der Marderosian...........................  65     Director
Admiral S. Robert Foley, Jr., USN (Ret.)........  74     Director
Mickey P. Foret.................................  57     Director
Marie L. Knowles................................  56     Director
Joseph E. Lipscomb..............................  39     Director
Richard B. Madden...............................  74     Director
John D. Roach...................................  59     Director
William D. Walsh................................  73     Director

     Martin M. Koffel has served as our Chairman of the Board, Chief Executive Officer, President and as one of our directors since 1989. Mr. Koffel served as a director of McKesson Corporation from 2000 to 2002 and as a director of James Hardie Industries N.V. from 2001 to 2002.

     Kent P. Ainsworth has served as Chief Financial Officer since 1991, as Executive Vice President since 1996 and as Secretary since 1994. From 1991 to 1996, Mr. Ainsworth served as Vice President.

     Thomas W. Bishop has served as Vice President, Strategy since July 2003 and as Senior Vice President, Construction Services since March 2002. From 1999-2002, Mr. Bishop served as the Director of Operations for the Construction Services Division. From 1984 through December 1999, Mr. Bishop served first as Project Manager/ Senior Vice President and then Western Division Manager of O'Brien Kreitzberg Inc. which was purchased by us as part of the acquisition of Dames & Moore in 1999.

     Reed N. Brimhall has served as Vice President, Corporate Controller since May 2003. Mr. Brimhall served as Senior Vice President & Controller of the Washington Group International, Inc. ("WGI") from 1999 to 2003, as Vice-President, Government Accounting and Internal Audit of WGI from 1997 to 1999 and as Vice President and Controller of SCIENTECH, Inc. from 1995 to 1996. He served as Senior Associate Dean for Finance & Administration in 1995 and Director, Office of Government Cost & Rate Studies for Stanford University from 1991 to 1994. He was employed by Deloitte & Touche, LLP from 1978 to 1991.

     Gary V. Jandegian has served as President of the URS Division since July 2003, as Senior Vice President of URS Greiner Woodward-Clyde, Inc. ("URSGWC") since October 1995 and as Vice President of URSGWC since March 1991. Dr. Jandegian served as West Division Manager of the URS Division from 2002-2003 and as

West Regional Manager from 1998-2001, each of which was our principal operating group of the division during those periods.

     Susan B. Kilgannon has served as Vice President, Communications since 1999. Ms. Kilgannon served as a Vice President of various of our former principal operating divisions from 1992 to 1999.

     Joseph Masters has served as Vice President and General Counsel since 1997. Mr. Masters served as our Vice President, Legal, from 1994 to 1997 and as a Vice President and Associate General Counsel of URS Consultants, Inc., one of our former principal operating divisions, from 1992 to 1994. Mr. Masters served as our outside counsel to URS from 1990 to 1992.

     George R. Melton has served as President of our EG&G Division and as Vice President and one of our directors since the close of the EG&G acquisition in August 2002. Mr. Melton served as President and Chief Executive Officer of EG&G Technical Services, Inc. from 2000 to 2002; as President and Chief Executive Officer of Lear Siegler Services, Inc., from March 2002 to August 2002; as President of BAE Systems Aerospace Sector, an operating unit of BAE Systems North America, from 1999 to 2000; as President of Marconi Aerospace, an operating unit of Marconi North America, Inc., from 1998 to 1999; and as President of Tracor Aerospace, an operating unit of Tracor, Inc., and as Vice President of Tracor, Inc. from 1990 to 1998.

     David C. Nelson has served as Vice President and Corporate Treasurer since 1999. Mr. Nelson served as Assistant Treasurer of Seagate Technology, Inc. from 1996 to 1999 and as Assistant Treasurer of Conner Peripherals, Inc. from 1995 to 1996. He served as a Director of International Finance at Conner Peripherals, Inc. from 1994 to 1995.

     Olga Perkovic has served as Vice President, Corporate Planning since July 2003. Dr. Perkovic was employed as an analyst of competitors and corporate opportunities at ChevronTexaco Corporation in 2003. Dr. Perkovic was employed by McKinsey & Company from 1996 to 2002.

     Irwin L. Rosenstein has served as the Chairman of the URS Division since July 2003, as President of the URS Division from 2001 to July 2003, as Vice President since 1987 and as one of our directors since 1989. Mr. Rosenstein served as President of our General Engineering Group from 1999 to 2001, as President of URS Greiner Woodward Clyde Group, Inc. from 1998 to 1999, as President of URS Greiner from 1997 to 1998, and as President of URS Consultants, Inc. from 1989 to 1997, each of which was our principal operating division during those periods.

     Mary E. Sullivan has served as Vice President, Human Resources since June 2003. Ms. Sullivan served as Managing Director and Global Vice President of Human Resources for BearingPoint, Inc., formerly known as KPMG Consulting, from 1999 to 2003 and as National Director of Human Resources from 1997 to 1999.

     Richard C. Blum has served as Vice Chairman of the Board since 1975. Mr. Blum has served as Chairman and President of Richard C. Blum & Associates, Inc., the sole general partner of Blum Capital Partners, L.P., a merchant banking and equity investment management firm, since 1975; as a director of Northwest Airlines Corporation since 1989; as the Co-Chairman of Newbridge Capital since 1997; as a director of Glenborough Realty Trust, Inc. since 1998; as a director of Playtex Products, Inc. since 1998; as a director of KFB Newbridge Advisors, Co. since 2000; as a director of KFB Newbridge Control Corp. since 2000; as a director of KFB Co-Investment I, Co. since 2000; as a director of Korea First Bank since 2000; and as a director of CBRE Holdings Inc. since 2001. Mr. Blum served as a director of Shaklee Corporation from 1990 to 2001 and as a director of CB Richard Ellis, Inc. from 1993 to 2001.

     Armen Der Marderosian has served as one of our directors since 1994. Mr. Der Marderosian served as President and Chief Executive Officer of GTE Government Systems Corporation from 1995 to 1999 and as Executive Vice President, Technology and Systems, at GTE Corporation from 1998 to December 1999. Mr. Der Marderosian served as Senior Vice President of GTE Corporation from 1995 to 1997.

     Admiral S. Robert Foley, Jr., USN (Ret.) has served as one of our directors since 1994. Admiral Foley has served as a director of Frequency Electronics since 1999; as a director of RSI Inc. since 1998; as a director of SAGE Laboratories since 1998; as a director of Filtronics Solid State since 1998; as a director of KE Pearson (formerly KAJAX Engineering) since 2001; and as a director of ATC New Mexico since 2001. Admiral Foley served as Senior Advisor/Consultant to Raytheon Corporation from 1998 to 2000; as Vice President, Raytheon International Inc. from 1995 to 1998; as President, Raytheon Japan from 1995 to 1998; and as a director of Cheng Engineering from 1998 to 2002.

     Mickey P. Foret has served as one of our directors since 2003. Mr. Foret retired in 2002 as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. and Chairman and Chief Executive Officer of Northwest Airlines Cargo, Inc. He previously served as President and Chief Operating Officer of Atlas Air Cargo, Inc. and as President and Chief Operating Officer and in other management positions at Continental Airlines, Inc. and affiliated companies, from 1974 to 1990. Mr. Foret currently serves as a director for ADC Telecommunications, Inc. and Champion Airlines, Inc. and has previously served as a director for Atlas Air Cargo, Inc., Continental Airlines, Inc., Eastern Airlines, Inc., System One, Inc., Worldspan L.P. and NorAm Energy Corp.

     Marie L. Knowles has served as one of our directors since 1999. Ms. Knowles has served as a Trustee of the Fidelity Funds since 2000; as a director of Phelps Dodge Corporation since 1994; and as a director of McKesson Corporation since 2002. Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company ("ARCO") from 1996 to 2000 and as a director of ARCO from 1996 to 1998. From 1993 to 1996, Ms. Knowles served as a Senior Vice President of ARCO and President of ARCO Transportation Company. Ms. Knowles served as a director of America West Holdings Corporation from 1999 to 2002; as a director of ARCO Chemical Corporation from 1996 to 1998; and as a director of Vastar Resources, Inc. from 1996 to 2000.

     Joseph E. Lipscomb has served as one of our directors since August 2002. Mr. Lipscomb was elected to the Board pursuant to a Management Rights and Standstill Agreement by and among Carlyle-EG&G, L.L.C., EG&G Technical Services Holdings, L.L.C. and TC Group L.L.C. (collectively, the "Carlyle Entities") and URS (the "Standstill Agreement"), which we entered into in connection with our acquisition of EG&G on August 22, 2002. For so long as the Carlyle Entities and their affiliates collectively own or control at least 10% of our voting stock, the Standstill Agreement requires us to nominate Mr. Lipscomb (or, in the event that Mr. Lipscomb can no longer serve, an individual designated by the Carlyle Entities and reasonably acceptable to us) for election to the Board. The Carlyle Entities have also agreed to certain standstill provisions and restrictions on transfer of shares of our outstanding capital stock that they hold under the Standstill Agreement. Mr. Lipscomb has served as a Managing Director of The Carlyle Group since 2001, where he joined as a Principal in 1999. Mr. Lipscomb served as Vice President of BT Alex Brown from 1997 to 1998 and as a Principal of BT Alex Brown from 1998 to 1999.

     Richard B. Madden has served as one of our directors since 1992. Mr. Madden served as Chief Executive Officer of Potlatch Corporation ("Potlatch") from 1971 to 1994 and as a director of Potlatch from 1971 to 1999; as a director of PG&E Corporation from 1996 to 2000; as a director of Pacific Gas and Electric Company from 1977 to 2000; and as a director of CNF Inc. from 1992 to 2002.

     John D. Roach joined our Board as a director in February 2003. Mr. Roach has served as Chairman of the Board and Chief Executive Officer of Stonegate International since 1997; as a director of Material Sciences since March 2003; as Chairman of the Board of Unidate US Inc. since 2002; as a director of KaiserAluminum Corporation and its subsidiary Kaiser Aluminum & Chemical Corporation since 2002; and as a director of PMI Group, Inc. since 1997. Mr. Roach served as Chairman of the Board, President and Chief Executive Officer of Builders FirstSource, Inc. From 1998 to 2001; as a director of The Washington Group (formerly Morrison-Knudsen) from 1997 to 2002; and as Chairman of the Board, President and Chief Executive Officer of Fibreboard Corporation from 1991 to 1997.

     William D. Walsh has served as a director on our Board since 1988. Mr. Walsh has served as Chairman of Sequoia Associates LLC, a private investment firm, since 1982; as Chairman of the Board of Consolidated Freightways Corporation since 1996; as a director of Unova, Inc. since 1997; as Chairman of the Board of Creativity, Inc. since 1998; and as Chairman of the Board of Ameriscape since 2000. Mr. Walsh served as Chairman of the Board of Clayton Group, Inc. from 1996 to 2002; as a director of Ameriscape, Inc. from 1999 to 2000; as a director of Crown Vantage, Inc. from 1996 to 2000; as Chairman of the Board of Newell Manufacturing Corporation from 1988 to 2000; as a director of Basic Vegetable Products from 1990 to 1999; as a director of Golden Valley Farms LLC from 1996 to 1999; as a director of Newcourt Credit Group from 1993 to 1999; as a director of National Education Corporation from 1992 to 1997; and as Chairman of the Board of Champion Road Machinery from 1988 to 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     On August 22, 2002, in connection with the EG&G acquisition, we issued to the stockholders of EG&G, including Carlyle-EG&G, L.L.C. and EG&G Technical Services Holdings, L.L.C., 100,000 shares of our Series D Preferred Stock and 4,957,359 shares of our common stock. At a special meeting held on January 28, 2003, our stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock into 2,106,674 shares of our common stock and such shares were automatically so converted. In order to induce the owners of EG&G to enter into the merger agreement with us, we agreed to provide Carlyle-EG&G, L.L.C. and EG&G Technical Services Holdings, L.L.C. with certain registration rights.

     The following table sets forth certain information as of September 2, 2003 regarding the beneficial ownership of our common stock by: (i) the selling stockholders; (ii) our chief executive officer and each of the four next most highly compensated executive officers during fiscal year 2002; (iii) each of our directors; (iv) all of our executive officers and directors as a group; and (v) all those known by us to be beneficial owners of more than five percent of our common stock. This table is based upon information supplied by officers, directors and principal and selling stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting power and investment power with respect to the shares indicated as beneficially owned.

                                            SHARES OWNED                            SHARES OWNED
                                         BEFORE OFFERING(1)       SHARES         AFTER OFFERING(2)
                                         -------------------      BEING       ------------------------
NAME OF BENEFICIAL OWNER                  NUMBER     PERCENT     OFFERED        NUMBER      PERCENT(3)
---------------------------------------  ---------   -------   ------------   -----------   ----------
TCG Holdings, L.L.C.(4)................  7,064,033    21.36%     7,064,033             --         --
Blum Capital Partners, L.P.(5).........  6,932,064    20.96%            --      6,932,064      20.96%
FMR Corp. .............................  3,050,126     9.22%            --      3,050,126       9.22%
Kent P. Ainsworth(6)...................    402,395     1.21%            --        402,395       1.21%
Richard C. Blum(7).....................  7,048,299    21.30%            --      7,048,299      21.30%
Armen Der Marderosian(8)...............     18,751        *             --         18,751          *
Admiral S. Robert Foley, Jr., USN
  (Ret.)(9)............................      9,919        *             --          9,919          *
Mickey P. Foret........................         --       --             --             --         --
Marie L. Knowles(10)...................     12,117        *             --         12,117          *
Martin M. Koffel(11)...................  1,151,172     3.39%            --      1,151,172       3.39%
Joseph E. Lipscomb(12).................      4,366        *             --          4,366          *
Richard B. Madden(13)..................     25,751        *             --         25,751          *
George R. Melton(14)...................     35,365        *             --         35,365          *
Jean-Yves Perez(15)....................    177,044        *             --        177,044          *
Mark H. Perry(16)......................      8,334        *             --          8,334          *
John D. Roach(17)......................     24,366        *             --         24,366          *

                                            SHARES OWNED                            SHARES OWNED
                                         BEFORE OFFERING(1)       SHARES         AFTER OFFERING(2)
                                         -------------------      BEING       ------------------------
NAME OF BENEFICIAL OWNER                  NUMBER     PERCENT     OFFERED        NUMBER      PERCENT(3)
---------------------------------------  ---------   -------   ------------   -----------   ----------
Irwin L. Rosenstein(18)................    151,667        *             --        151,667          *
William D. Walsh(19)...................     42,251        *             --         42,251          *
All officers and directors as a group
  (23 persons)(5)(20)..................  9,356,099    26.97%            --      9,356,099      26.97%

------------

 (1) Except as described below, we determined the number and percentage of shares that the principal and selling stockholders' beneficially own in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power and also any shares which the individual has the right to acquire within 60 days of September 2, 2003 through the exercise of any stock option or other right.

 (2) Assumes all shares offered under this prospectus supplement are sold.

 (3) The information assumes no exercise of the underwriters' over-allotment option.

 (4) The number of shares of outstanding common stock owned represents 5,264,807 shares of common stock held by Carlyle-EG&G, L.L.C. and 1,799,226 shares of common stock held by EG&G Technical Services Holdings, L.L.C. EG&G Technical Services Holdings, L.L.C. is the sole member of Carlyle-EG&G, L.L.C. The controlling members of EG&G Technical Services Holdings, L.L.C. consist of Carlyle Partners II, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners II, L.P., Carlyle International Partners III, L.P. and certain additional partnerships of which either TC Group, L.L.C. or one of its subsidiaries is the general partner (collectively, the "Carlyle Investment Partnerships") and certain investors with respect to which TC Group, L.L.C. or one of its subsidiaries exercises investment discretion and management. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Carlyle Investment Partnerships through its capacity as the general partner of certain of the Carlyle Investment Partnerships or indirectly through its wholly-owned subsidiaries TC Group II, L.L.C. and TCG High Yield, L.L.C., each the general partner of certain of the Carlyle Investment Partnerships. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of common stock beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

 (5) The number of shares includes 1,086,960 shares owned directly by five limited partnerships for which Blum Capital Partners, L.P. serves as the general partner and one investment advisory client for which Blum Capital Partners, L.P. serves as investment advisor with voting and investment discretion. These shares may be deemed to be owned indirectly by the following parties: (a) Blum Capital Partners, L.P.; (b) Richard C. Blum & Associates, Inc., the sole general partner of Blum Capital Partners, L.P.; and (c) Richard C. Blum, one of our directors, and a significant stockholder and Chairman of Richard C. Blum and Associates, Inc. Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

     The number also includes 5,845,104 shares owned directly by Blum Strategic Partners, L.P. These shares may be deemed to be owned indirectly by Blum Strategic GP, L.L.C., the general partner of Blum Strategic Partners, L.P. and by Mr. Blum, a managing member of Blum Strategic GP, L.L.C. Both Blum Strategic GP, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

 (6) Includes 277,467 shares underlying stock options that are exercisable on or before November 2, 2003.

 (7) Includes 104,798 shares held directly, 2,454 shares held as beneficiary of the RCB Keogh Plan and 8,983 shares underlying stock options that are exercisable on or prior to November 2, 2003. The number also includes shares described in footnote (5) above; Mr. Blum disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

 (8) Includes 7,983 shares underlying stock options that are exercisable on or before November 2, 2003.

 (9) Includes 5,983 shares underlying stock options that are exercisable on or before November 2, 2003.

(10) Includes 5,983 shares underlying stock options that are exercisable on or before November 2, 2003.

(11) Includes 845,000 shares underlying stock options that are exercisable on or before November 2, 2003.

(12) Includes 2,183 shares underlying stock options that are exercisable on or before November 2, 2003.

(13) Includes 8,983 shares underlying stock options that are exercisable on or before November 2, 2003.

(14) Includes 12,500 shares underlying stock options that are exercisable on or before November 2, 2003.

(15) Includes 78,333 shares underlying stock options that are exercisable on or before November 2, 2003. Mr. Perez served as one of our directors and executive officers until March 2002.

(16) Includes 8,334 shares underlying stock options that are exercisable on or before November 2, 2003.

(17) Includes 2,183 shares underlying stock options that are exercisable on or before November 2, 2003.

(18) Includes 151,667 shares underlying stock options that are exercisable on or before November 2, 2003.

(19) Includes 5,983 shares underlying stock options that are exercisable on or before November 2, 2003.

(20) Includes 1,614,703 shares underlying stock options that are exercisable on or before November 2, 2003.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
NAME                                                           SHARES
------------------------------------------------------------  ---------
Morgan Stanley & Co. Incorporated...........................  2,483,008
Credit Suisse First Boston LLC..............................  2,214,574
Lehman Brothers Inc. .......................................  2,013,249
D. A. Davidson & Co. .......................................    235,233
Morgan Joseph & Co. Inc. ...................................    117,969
                                                              ---------
     Total..................................................  7,064,033
                                                              =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.56 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters. The total price to the public will be $135,982,635, the total underwriting discounts and commissions will be $6,119,572 and the total gross proceeds to the selling stockholders will be $129,863,063.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,059,605 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed opposite the underwriter's name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $156,380,032, the total underwriting discounts and commissions would be $7,037,508, the total proceeds to the selling stockholders would be $129,863,063 and the total gross proceeds to us would be $19,479,460.

     Our common stock is quoted on the New York Stock Exchange under the symbol "URS."

     The estimated offering expenses payable by us are approximately $850,000, not including the underwriting discounts and commissions, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

     We, the selling stockholders and our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC, we will not, during the period ending 90 days after the date of this prospectus supplement:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any transaction described above is to be settled by delivery of common stock, or such other securities, in cash or otherwise.

     The restrictions described in the immediately preceding paragraph do not apply to:

     (i) transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

     (ii) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts;

     (iii) transfers or distributions of shares of common stock, or any security convertible into or exercisable or exchangeable for common stock, to affiliates (as defined in Rule 405 under the Securities
             Act);

     (iv) issuances by us of shares of common stock upon the exercise of any options issued under our employee benefit plans that are outstanding as of the date of this prospectus supplement;

     (v) transfers to us of shares of common stock to pay the exercise price of stock options granted under our employee stock option plans and transfers of shares of common stock to us so long as the proceeds from such transfers are applied solely to pay withholding taxes due with respect to the exercises of such stock options or with respect to the vesting of restricted stock granted under our restricted stock plan;

     (vi) grants by us of options to purchase shares of common stock under our employee benefits plans as in effect on the date of this prospectus supplement;

     (vii) issuances by us of shares of common stock under our employee stock purchase plan as in effect on the date of this prospectus supplement;

     (viii) in the case of any selling stockholder that is a partnership, corporation or limited liability company, a distribution of shares of common stock to the partners, stockholders or members thereof; and

     (ix) transfers by a permitted distributee or transferee of a selling stockholder of common stock or securities convertible into or exercisable or exchangeable for common stock to a family member of such distributee or transferee of such selling stockholder or to a trust created for the benefit of such distributee or transferee or a family member of such distributee or transferee of such selling stockholder;

provided that in the case of any transfer or distribution referred to in clauses
(ii), (iii), (viii) and (ix) above, such donee, transferee or distributee shall execute and deliver to Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC an agreement to be bound by the restrictions set forth above.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing this offering that could adversely affect investors who purchase shares in this offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and Lehman Brothers Inc. and their affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services to us, for which they have in the past received, and may in the future receive, customary fees.

     If the over-allotment option is exercised, proceeds received by us may be used to reduce indebtedness. Certain of the underwriters and their affiliates are lenders under our existing senior credit facility. Because more than 10% of the net proceeds from the offering of the shares of common stock may be paid to certain underwriters and affiliates of certain underwriters, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

     We and the selling stockholders have agreed to indemnify the underwriters and their affiliates against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP of San Francisco, California. Sidley Austin Brown & Wood LLP, San Francisco, California is representing the underwriters.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate into this prospectus supplement and accompanying prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus supplement, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement.

     We are incorporating by reference the following reports that we have filed with the SEC (other than any portion of such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

      -- the annual report on Form 10-K for the year ended October 31, 2002, filed on January 24, 2003, excluding Item 8, Consolidated Financial Statements and Supplementary Data appearing on pages 36 to 76, which have been superseded by our annual report on Form 10-K/A filed on July 23, 2003;

      --   the annual report on Form 10-K/A for the year ended October 31, 2002;

      -- the quarterly reports on Form 10-Q for the periods ended January 31, 2003, April 30, 2003 and July 31, 2003;

      -- the definitive proxy statement for our Special Meeting of Stockholders filed on December 24, 2002;

      -- the current reports on Form 8-K filed on May 2, 2003, January 31, 2003, November 15, 2002 and our current report on Form 8-K/A filed on November 5, 2002; and

      -- the description of our common stock contained in our registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to URS Corporation, Attention: Corporate Secretary, URS Corporation, 600 Montgomery Street, 25th Floor, San Francisco, California 94111-2727, (415) 774-2700.

                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS AS OF OCTOBER 31, 2002 AND 2001
AND FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 2002, 2001
AND 2000.
  Report of Independent Accountants.........................  F-2
  Consolidated Balance Sheets...............................  F-3
  Consolidated Statements of Operations and Comprehensive
     Income.................................................  F-4
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................  F-5
  Consolidated Statements of Cash Flows.....................  F-6
  Notes to Consolidated Financial Statements................  F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JULY 31,
2003 AND OCTOBER 31, 2002 AND FOR THE THREE AND NINE MONTHS
ENDED JULY 31, 2003 AND 2002.
  Consolidated Balance Sheets...............................  F-47
  Consolidated Statements of Operations and Comprehensive
     Income.................................................  F-48
  Consolidated Statements of Cash Flows.....................  F-49
  Notes to Consolidated Financial Statements................  F-50

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS FOR THE NINE MONTHS ENDED JULY 31, 2002.
  Unaudited Pro Forma Condensed Combined Statement of
     Operations.............................................  F-70
  Notes to Unaudited Pro Forma Condensed Combined Statement
     of Operations..........................................  F-71

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2002.
  Unaudited Pro Forma Condensed Combined Statement of
     Operations.............................................  F-72
  Notes to Unaudited Pro Forma Condensed Combined Statement
     of Operations..........................................  F-73

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of URS Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in stockholders equity and cash flows present fairly, in all material respects, the financial position of URS Corporation and its subsidiaries (the "Company") at October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", as of November 1, 2001.

                                         /s/ PRICEWATERHOUSECOOPERS LLP
                                         ---------------------------------------
                                         PRICEWATERHOUSECOOPERS LLP

San Francisco, California
January 17, 2003

                        URS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     OCTOBER 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    9,972    $   23,398
  Accounts receivable, including retainage amounts of
     $50,552 and $43,751, respectively......................     596,275       484,107
  Costs and accrued earnings in excess of billings on
     contracts in process...................................     374,651       289,644
  Less receivable allowances................................     (30,710)      (28,572)
                                                              ----------    ----------
     Net accounts receivable................................     940,216       745,179
                                                              ----------    ----------
  Deferred income taxes.....................................      17,895        10,296
  Prepaid expenses and other assets.........................      20,248        24,769
                                                              ----------    ----------
     Total current assets...................................     988,331       803,642
Property and equipment at cost, net.........................     156,524       106,997
Goodwill, net...............................................   1,001,629       500,286
Purchased intangible assets, net............................      14,500            --
Other assets................................................      68,108        52,451
                                                              ----------    ----------
                                                              $2,229,092    $1,463,376
                                                              ==========    ==========
LIABILITIES, MANDATORILY REDEEMABLE SECURITIES, AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $   30,298    $   54,425
  Accounts payable..........................................     204,389       135,066
  Accrued salaries and wages................................     101,287        69,982
  Accrued expenses and other................................     115,545        21,232
  Billings in excess of costs and accrued earnings on
     contracts in process...................................      92,235        95,520
                                                              ----------    ----------
     Total current liabilities..............................     543,754       376,225
Long-term debt..............................................     923,863       576,704
Deferred income taxes.......................................      40,629        34,700
Deferred compensation and other.............................      40,261        33,146
                                                              ----------    ----------
     Total liabilities......................................   1,548,507     1,020,775
                                                              ----------    ----------
Commitments and contingencies (Note 9)
Mandatorily redeemable Series B exchangeable convertible
  preferred stock, par value $1.00; authorized 150 shares;
  issued and outstanding 0 and 55, respectively; liquidation
  preference $0 and $120,099, respectively..................          --       120,099
                                                              ----------    ----------
Mandatorily redeemable Series D senior convertible
  participating preferred stock, par value $.01; authorized
  100 shares; issued and outstanding 100 and 0,
  respectively; liquidation preference $46,733 and $0,
  respectively..............................................      46,733            --
                                                              ----------    ----------
Mandatorily redeemable Series E senior convertible
  participating preferred stock, par value $.01; authorized
  100 shares; issued and outstanding 0 and 0, respectively;
  liquidation preference $0 and $0, respectively............          --            --
                                                              ----------    ----------
Stockholders' equity:
  Common stock, par value $.01; authorized 50,000 shares;
     issued and outstanding 30,084 and 18,198 shares,
     respectively...........................................         301           182
  Treasury stock, 52 shares at cost.........................        (287)         (287)
  Additional paid-in capital................................     418,705       155,273
  Accumulated other comprehensive loss......................      (5,132)       (3,962)
  Retained earnings.........................................     220,265       171,296
                                                              ----------    ----------
     Total stockholders' equity.............................     633,852       322,502
                                                              ----------    ----------
                                                              $2,229,092    $1,463,376
                                                              ==========    ==========

                 See Notes to Consolidated Financial Statements

                        URS CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                      YEARS ENDED OCTOBER 31,
                                                              ---------------------------------------
                                                                 2002          2001          2000
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................................................  $2,427,827    $2,319,350    $2,205,578
                                                              ----------    ----------    ----------
Expenses:
  Direct operating..........................................   1,489,386     1,393,818     1,345,068
  Indirect, general and administrative......................     791,625       755,791       697,051
  Interest expense, net.....................................      55,705        65,589        71,861
                                                              ----------    ----------    ----------
                                                               2,336,716     2,215,198     2,113,980
                                                              ----------    ----------    ----------
Income before taxes.........................................      91,111       104,152        91,598
Income tax expense..........................................      35,940        46,300        41,700
                                                              ----------    ----------    ----------
Net income..................................................      55,171        57,852        49,898
Preferred stock dividend....................................       5,939         9,229         8,337
                                                              ----------    ----------    ----------
Net income available for common stockholders................      49,232        48,623        41,561
Other comprehensive loss:
  Foreign currency translation adjustments..................      (1,170)       (1,550)       (2,609)
                                                              ----------    ----------    ----------
Comprehensive income........................................  $   48,062    $   47,073    $   38,952
                                                              ==========    ==========    ==========
Net income per common share:
  Basic.....................................................  $     2.18    $     2.79    $     2.55
                                                              ==========    ==========    ==========
  Diluted...................................................  $     2.03    $     2.41    $     2.27
                                                              ==========    ==========    ==========
Weighted average shares outstanding:
  Basic.....................................................      22,554        17,444        16,272
                                                              ==========    ==========    ==========
  Diluted...................................................      27,138        23,962        22,020
                                                              ==========    ==========    ==========

                 See Notes to Consolidated Financial Statements

                        URS CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                            ACCUMULATED
                                  COMMON STOCK                ADDITIONAL       OTHER                      TOTAL
                                 ---------------   TREASURY    PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDERS'
                                 SHARES   AMOUNT    STOCK      CAPITAL        INCOME       EARNINGS      EQUITY
                                 ------   ------   --------   ----------   -------------   --------   -------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balances, October 31, 1999.....  15,925    $159     $(287)     $125,462       $   197      $ 81,638     $207,169
Employee stock purchases.......     909       9        --         9,209            --            --        9,218
Tax benefit of stock options...      --      --        --         2,455            --            --        2,455
Quasi-reorganization NOL
  carryforward.................      --      --        --           263            --          (263)          --
Total comprehensive income:
  Foreign currency
    translation................      --      --        --            --        (2,609)           --       (2,609)
Net income.....................      --      --        --            --            --        49,898       49,898
In-kind preferred stock
  dividends....................      --      --        --            --            --        (8,337)      (8,337)
                                 ------    ----     -----      --------       -------      --------     --------
Balances, October 31, 2000.....  16,834     168      (287)      137,389        (2,412)      122,936      257,794
Employee stock purchases.......   1,364      14        --        13,722            --            --       13,736
Tax benefit of stock options...      --      --        --         3,899            --            --        3,899
Quasi-reorganization NOL
  carryforward.................      --      --        --           263            --          (263)          --
Total comprehensive income:
  Foreign currency
    translation................      --      --        --            --        (1,550)           --       (1,550)
Net income.....................      --      --        --            --            --        57,852       57,852
In-kind preferred stock
  dividends....................      --      --        --            --            --        (9,229)      (9,229)
                                 ------    ----     -----      --------       -------      --------     --------
Balances, October 31, 2001.....  18,198     182      (287)      155,273        (3,962)      171,296      322,502
Employee stock purchases.......   1,084      11        --        19,327            --            --       19,338
Tax benefit of stock options...      --      --        --         3,745            --            --        3,745
Conversion of preferred stock
  to common stock..............   5,845      58        --       126,780            --            --      126,838
Issuance of common stock in
  connection with the EG&G
  acquisition..................   4,957      50        --       112,250            --            --      112,300
Issuance of preferred stock in
  connection with the EG&G
  acquisition..................      --      --        --         1,067            --            --        1,067
Quasi-reorganization NOL
  carryforward.................      --      --        --           263            --          (263)          --
Total comprehensive income:
  Foreign currency
    translation................      --      --        --            --        (1,170)           --       (1,170)
Net income.....................      --      --        --            --            --        55,171       55,171
In-kind preferred stock
  dividends....................      --      --        --            --            --        (5,939)      (5,939)
                                 ------    ----     -----      --------       -------      --------     --------
Balances, October 31, 2002.....  30,084    $301     $(287)     $418,705       $(5,132)     $220,265     $633,852
                                 ======    ====     =====      ========       =======      ========     ========

                 See Notes to Consolidated Financial Statements

                        URS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED OCTOBER 31,
                                                              --------------------------------
                                                                2002        2001        2000
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  55,171   $  57,852   $ 49,898
                                                              ---------   ---------   --------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     32,799      42,143     41,829
    Amortization of financing fees..........................      4,220       3,663      3,467
      Loss on extinguishment of debt........................      7,620          --         --
    Receivable allowances...................................      1,694      (8,254)    (3,785)
    Deferred income taxes...................................      2,373      (3,894)    23,036
    Stock compensation......................................      2,345       1,964      1,179
    Tax benefit of stock options............................      3,745       3,899      2,455
  Changes in current assets and liabilities, net of business acquired:
    Accounts receivable and costs and accrued earnings in
     excess of billings on contracts in process.............    (59,658)    (27,920)   (39,259)
    Income taxes recoverable................................         --       4,997    (16,668)
    Prepaid expenses and other assets.......................      8,738      (5,544)    (1,224)
    Accounts payable, accrued salaries and wages and accrued
     expenses...............................................     21,514      (8,484)   (27,620)
    Billings in excess of costs and accrued earnings on
     contracts in process...................................     (3,721)      5,045     20,162
    Deferred compensation and other.........................      4,893      (6,906)   (36,032)
    Other, net..............................................      5,839     (11,511)    (6,414)
                                                              ---------   ---------   --------
    Total adjustments.......................................     32,401     (10,802)   (38,874)
                                                              ---------   ---------   --------
    Net cash provided by operating activities...............     87,572      47,050     11,024
                                                              ---------   ---------   --------
Cash flows from investing activities:
  Payment for business acquisition, net of cash acquired....   (340,540)         --         --
  Proceeds from sale of subsidiaries and divisions..........      5,840       3,530     25,354
  Capital expenditures, less equipment purchased with
    capital leases of $23,419, $25,084 and $10,040,
    respectively............................................    (52,458)    (19,778)   (15,885)
                                                              ---------   ---------   --------
    Net cash provided (used) by investing activities........   (387,158)    (16,248)     9,469
                                                              ---------   ---------   --------
Cash flows from financing activities:
  Proceeds from issuance of debt............................    195,280          --         --
  Principal payments on long-term debt......................   (381,648)    (33,522)   (43,721)
  Borrowings of long term debt..............................    476,101          --         --
  Borrowings under the line of credit.......................    122,835     105,849         --
  Repayments under the line of credit.......................    (95,576)   (105,849)        --
  Repayments under capital lease obligations................    (14,794)     (7,530)    (6,805)
  Borrowings under short-term notes.........................        278       5,830         --
  Repayments under short-term notes.........................     (3,680)     (7,647)        --
  Proceeds from sale of common shares and exercise of stock
    options.................................................     17,003      11,772      8,039
  Payment of financing fees.................................    (29,639)         --         --
                                                              ---------   ---------   --------
    Net cash provided (used) by financing activities........    286,160     (31,097)   (42,487)
                                                              ---------   ---------   --------
    Net decrease in cash....................................    (13,426)       (295)   (21,994)
    Cash and cash equivalents at beginning of year..........     23,398      23,693     45,687
                                                              ---------   ---------   --------
    Cash and cash equivalents at end of year................  $   9,972   $  23,398   $ 23,693
                                                              =========   =========   ========
Supplemental information:
  Interest paid.............................................  $  50,084   $  75,434   $ 66,774
                                                              =========   =========   ========
  Taxes paid................................................  $  30,513   $  33,882   $ 34,726
                                                              =========   =========   ========
  Equipment acquired with capital lease obligations.........  $  23,419   $  25,084   $ 10,040
                                                              =========   =========   ========
  Non-cash dividends paid in-kind...........................  $   6,740   $   9,086   $  7,680
                                                              =========   =========   ========
  Conversion of Series B preferred stock to common stock....  $ 126,838   $      --   $     --
                                                              =========   =========   ========
  Net book value of business sold...........................  $   5,840   $   3,530   $ 25,354
                                                              =========   =========   ========

                 See Notes to Consolidated Financial Statements

                        URS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ACCOUNTING POLICIES

BUSINESS

     URS Corporation (the "Company") offers a comprehensive range of professional planning, design, program and construction management services, and operations and maintenance services for transportation, hazardous waste management, industrial process and petrochemical refinement, general building and water/wastewater treatment projects. The Company is also a leading provider of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. Headquartered in San Francisco, the Company operates in more than 20 countries with approximately 25,000 employees providing services to state, local and federal government agencies, as well as to private clients in the chemical, pharmaceutical, manufacturing, forest product, energy, oil, gas, mining, healthcare, water supply, retail and commercial development, telecommunication and utility industries.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company includes in current assets and liabilities amounts realizable and payable under engineering and construction contracts that extend beyond one year. The consolidated financial statements reflect the August 2002 acquisitions of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (collectively, "EG&G"), which were all accounted for under purchase accounting method. See Note 2, "Acquisition".

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company earns its revenues from cost-plus, fixed-price, and time-and-materials contracts. At October 31, 2002, the Company had approximately 5,000 major active jobs, none of which represented more than 5% of its total revenues for the year. If estimated total costs on any contract indicate a loss, the Company charges the entire estimated loss to operations in the period the loss first becomes known.

     Cost-Plus Contracts. The Company has two major types of cost-plus contracts:

      -- Cost-Plus Fixed Fee. Under cost-plus fixed fee contracts, the Company charges clients negotiated rates based on its direct and indirect costs. In negotiating a cost-plus contract, the Company estimates all recoverable direct and indirect costs and then adds a profit component, which is either a percentage of total recoverable costs or a fixed negotiated fee, to arrive at a total dollar estimate for the project. The Company receives payment and recognizes revenues based on the actual total number of labor hours the Company expends and total costs the Company incurs. If the actual total number of labor hours the Company expended is lower than the total number of labor hours the Company has estimated, its revenues from that project will be lower than the Company has estimated. If the actual labor hours the Company expended exceed the initial negotiated amount, the Company must obtain a contract modification to receive payment and to recognize revenues for such overage.

      -- Cost-Plus Award Fee. Certain cost-plus contracts provide for an award or penalty fee based on performance criteria in lieu of a fixed fee. The Company recognizes revenues to the extent of costs actually incurred plus a proportionate amount of the fee earned. The Company takes these award or

                        URS CORPORATION AND SUBSIDIARIES
           penalty fees on contracts into consideration when estimating sales and profit rates, and the Company records revenues related to the award fees when there is sufficient information to assess anticipated contract performance. If revenues related to the award or penalty fees are based solely on a single significant event, the Company generally does not record these fees until the event actually occurs.

     Labor costs and subcontractor services are the principal components of the Company's direct costs on cost-plus contracts. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Federal Acquisition Regulations, which are applicable to all federal government contracts and which are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts subject to such regulations. Cost-plus contracts covered by Federal Acquisition Regulations and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. In accordance with industry practice, most of the Company's federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

     Fixed-Price Contracts. The Company has two major types of fixed-price contracts:

      -- Fixed-Price Per Unit ("FPPU"). Under FPPU contracts, clients pay a set fee for each service transaction that the Company completes. The Company is generally guaranteed a minimum number of service transactions at a fixed price, but actual profit margins on any FPPU contract depend on the number of service transactions the Company ultimately completes. The Company recognizes revenues under FPPU contracts as the Company completes and bills the related service transactions to its clients. If the costs per service transaction turn out to exceed the estimates, profit margins will decrease and the Company may realize a loss on the project.

      -- Firm Fixed-Price ("FFP"). FFP contracts have historically accounted for most of the Company's fixed-price contracts. Under FFP contracts, clients agree to pay the Company an agreed sum negotiated in advance for the specified scope of work. The Company recognizes revenues on FFP contracts using the percentage-of-completion method and in performing its calculations the Company includes a proportion of the earnings that the Company expects to realize on a contract equal to the ratio that costs incurred bear to total estimated costs. The Company calculates percentage-of-completion on a contract-by-contract basis to arrive at the total estimated revenues recognized under fixed-price contracts. The Company does not adjust revenues downward if the Company incurs costs below its original estimated costs. Similarly, the Company does not recognize additional revenues if the Company incurs costs in excess of estimates required to complete the project, unless there is an approved change of scope in the work to be performed. Accordingly, the Company's profit margins on any FFP contract depend on the accuracy of the Company's estimates and will increase to the extent that actual costs are below the contracted amounts. If the costs exceed the estimates, on the other hand, profit margin will decrease, and the Company may realize a loss on a project.

     Time-and-Materials Contracts. Under the time-and-materials contracts, management negotiates hourly billing rates and the Company charges the clients based on the actual time that the Company expends on a project. In addition, clients reimburse the Company for the actual out-of-pocket costs of materials and other direct incidental expenditures that the Company incurs in connection with its performance under the contract. The Company's profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that it directly charges or allocates to contracts compared with negotiated billing rates. The Company recognizes revenues under these contracts based on the actual number of hours the Company spends on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs on the projects.

                        URS CORPORATION AND SUBSIDIARIES

CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large numbers of customers that comprise the Company's customer base and their dispersion across different business and geographic areas. The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States of America and Europe. The Company estimates and maintains an allowance for potential uncollectible accounts and such estimates have historically been within management's expectations.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash, accounts receivable, accounts payable and other liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying values of long-term debt approximate fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. In the year assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any gain or loss on disposal is reflected in income. Depreciation is provided on the straight-line and the double declining methods using estimated lives ranging from 3 to 10 years for property and equipment. Leasehold improvements are amortized over the length of the lease or estimated useful life, whichever is less.

INTERNAL-USE COMPUTER SOFTWARE

     AICPA Statement of Position No. 98-1 ("SOP 98-1") summarizes the three stages of computer software development as the preliminary project stage application development stage and post-implementation/operation stage. The Company expenses or capitalizes charges associated with development of internal-use software in accordance with SOP No. 98-1 as follows:

          Preliminary project stage: Both internal and external costs incurred during this stage are expensed to operations as incurred.

          Application development stage: Both internal and external costs incurred to develop the internal-use computer software begin to be capitalized when the preliminary project stage is completed and management with relevant authority permits and commits to fund a computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed to operations as incurred.

          Post-Implementation/Operation Stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

     Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality for the software. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which may be up to 10 years. Impairment is measured and recognized in accordance

                        URS CORPORATION AND SUBSIDIARIES
with the Statement of Financial Accounting Standards No. 144 issued by the Financial Accounting Standards Board ("FASB"), which the Company adopted on November 1, 2002.

COSTS AND ACCRUED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN PROCESS AND BILLINGS IN EXCESS OF COSTS AND ACCRUED EARNINGS ON CONTRACTS IN PROCESS

     Included in costs and accrued earnings in excess of billings on contracts in process in the accompanying consolidated balance sheets at October 31, 2002 and 2001 were $374.7 million and $289.6 million, respectively, representing amounts earned and reimbursable under contracts in progress at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next 12 months.

     Billings in excess of costs and accrued earnings on contracts in process in the accompanying consolidated balance sheets represent cash collected from clients on contracts in advance of revenues earned thereon, as well as advanced billings to clients in excess of costs and earnings on uncompleted contracts. As of October 31, 2002, and 2001, billings in excess of costs and accrued earnings on contracts in process were $92.2 million and $95.5 million, respectively. The Company anticipates that substantially all such amounts will be earned over the next 12 months.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

     The Company's accounts receivable and costs and accrued earnings in excess of billings on contracts in process are reduced by an allowance for amounts that may become uncollectible in the future. The Company bases its estimated allowance for uncollectible amounts primarily on management's evaluation of the financial condition of its clients. Management regularly evaluates the adequacy of the allowance for uncollectible amounts by taking into consideration factors such as the type of client: governmental agencies or private sector; trends in actual and forecasted credit quality of the client, including delinquency and late payment history; and current economic conditions that may affect a client's ability to pay.

INCOME TAXES

     The Company uses the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and based on expected future operating results, management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Income tax expense is the tax payable for the period plus or minus the change in deferred tax assets and liabilities during the period.

INCOME PER COMMON SHARE

     Basic income per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income per share of common stock is computed giving effect to all dilutive potential shares of common stock that were outstanding during the period. Dilutive potential shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options and convertible preferred stock. Diluted income per share is computed by dividing net income available to common stockholders plus the preferred stock dividend by the weighted average common share and dilutive potential common shares that were outstanding during the period. Due to the participation features of the Series D Cumulative Convertible Participating Preferred Stock ("Series D Preferred Stock") shares issued in connection with the acquisition of EG&G and the fact that these shares were not convertible at October 31, 2002, these shares are assumed to be a separate class of common stock (equivalent to approximately

                        URS CORPORATION AND SUBSIDIARIES
an additional 416,000 weighted average common shares in the fiscal year ended October 31, 2002). Accordingly, income per common share for fiscal year 2002 has been calculated using the two-class method, which is an earnings allocation formula that determines income per common share for each class of common stock. Under the two-class method, approximately $907,000 of net income for the fiscal year ended October 31, 2002 is allocable to the Series D Preferred Stock and the remaining amount is allocable to common stockholders. While a proportionate amount of the income otherwise available to common shares is allocable, as described above, to the weighted average number of Series D Preferred Stock shares outstanding during the fiscal year ended October 31, 2002, the presentation below combines the two classes of common stock.

     In accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," a reconciliation of the numerator and denominator of basic and diluted income per common share is provided as follows:

                                                               YEARS ENDED OCTOBER 31,
                                                            -----------------------------
                                                             2002       2001       2000
                                                            -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
Numerator -- Basic
  Net income available for common stockholders............  $49,232    $48,623    $41,561
                                                            =======    =======    =======
Denominator -- Basic
  Weighted-average common stock outstanding...............   22,554     17,444     16,272
                                                            =======    =======    =======
  Basic income per share..................................  $  2.18    $  2.79    $  2.55
Numerator -- Diluted
  Net income available for common stockholders............  $49,232    $48,623    $41,561
  Preferred stock dividend................................    5,939      9,229      8,337
                                                            -------    -------    -------
Net income................................................  $55,171    $57,852    $49,898
                                                            =======    =======    =======
Denominator -- Diluted
  Weighted-average common stock outstanding...............   22,554     17,444     16,272
Effect of dilutive securities:
  Stock options...........................................    1,194      1,212        943
  Convertible preferred stock.............................    3,390      5,306      4,805
                                                            -------    -------    -------
                                                             27,138     23,962     22,020
                                                            =======    =======    =======
Diluted income per share..................................  $  2.03    $  2.41    $  2.27
                                                            =======    =======    =======

     Stock options to purchase 66,271 shares of common stock at prices ranging from $27.30 to $33.90 per share were outstanding at October 31, 2002, but were not included in the computation of diluted income per share because the exercise price was greater than the average market value of the shares of common stock. Convertible subordinated debt was not included in the computation of diluted income per share because it would be anti-dilutive.

     Stock options to purchase 1,511,916 shares of common stock at prices ranging from $20.94 to $28.00 per share were outstanding at October 31, 2001, but were not included in the computation of diluted income per share because the exercise price was greater than the average market value of the shares of common stock. Convertible subordinated debt was not included in the computation of diluted income per share because it would be anti-dilutive.

     Stock options to purchase 2,088,819 shares of common stock at prices ranging from $15.75 to $28.00 per share were outstanding at October 31, 2000, but were not included in the computation of diluted income per share

                        URS CORPORATION AND SUBSIDIARIES
because the exercise price was greater than the average market value of the shares of common stock. Convertible subordinated debt was not included in the computation of diluted income per share because it would be anti-dilutive.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to risk of changes in interest rates as a result of borrowings under the senior collateralized credit facility. The Company periodically enters into interest rate derivatives to protect against the risk. During fiscal year 2002, the only derivative instrument the Company held was an interest rate cap agreement relating to $204.3 million of its LIBOR bank term loan borrowings. This agreement expired on July 31, 2002 and was not renewed. As such, at October 31, 2002, the Company did not hold any interest rate derivatives. From an economic standpoint, the cap agreement provided the Company with protection against LIBOR interest rate increases above 7%. For accounting purposes, the Company elected not to designate the cap agreement as a hedge, and in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Company adopted on November 1, 2000, changes in the fair market value of the cap agreement were included in other expenses in the Consolidated Statements of Operations. Since interest rates throughout the fiscal year ending October 31, 2002 were significantly below the 7% cap agreement, such agreement did not have any value during the year and accordingly there were no changes in the fair value to be included in other expenses. The value of the interest rate cap agreement at October 31, 2001 was zero.

ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and addresses the financial accounting and reporting standards for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and that it is no longer amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets that are recognized in an entity's balance sheet at the beginning of that fiscal year. Early application of SFAS 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim period financial statements have not been issued previously. The Company adopted SFAS 142 on November 1, 2001 and ceased to amortize goodwill on that date. See Note 4, "Goodwill and Purchased Intangible Assets".

     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145") "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of ABP Opinion No. 30 and is effective beginning after May 15, 2002. As permitted, the Company elected to adopt SFAS 145 early on August 1, 2002; accordingly, the Company recorded a loss of $7.6 million from extinguishment of debt in indirect, general, and administrative expenses during fiscal year 2002.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

                        URS CORPORATION AND SUBSIDIARIES

Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to resolve significant implementation issues related to SFAS 121. The Company adopted SFAS 144 on November 1, 2002. SFAS 144 is not expected to significantly impact the assessment of impairment of long-lived assets by the Company, other than the fact that SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirement of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. As indicated above, assessment of impairment of goodwill is required in accordance with the provisions of SFAS 142, which the Company adopted on November 1, 2001.

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Include Certain Costs Incurred in a Restructuring)" in its entirety and addresses the significant issues relating to recognition, measurement, and reporting costs associated with an exit or disposal activity, including restructuring activities. Pursuant to SFAS 146, a liability is recorded on the date on which the obligation is incurred and should be initially measured at fair value. Under EITF Issue No. 94-3, a liability for such costs is recognized as of the date of an entity's commitment to an exit plan as well as its measurement and reporting. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. As permitted, the Company adopted SFAS 146 early on November 1, 2002. Currently, SFAS 146 is not expected to significantly impact the assessment of such liability by the Company.

     On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The Company has guarantees that will be subject to the accounting and disclosure provisions of the Interpretation, and therefore, adoption of FIN 45 will impact disclosures in the first quarter of its next fiscal year. The Company is currently evaluating the recognition and measurement impacts of adoption.

     In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation--Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company intends to adopt SFAS 148 on November 1, 2003. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; and therefore, adoption of SFAS 148 is expected to impact only the future disclosures, not the financial results, of the Company.

                        URS CORPORATION AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation with no effect on consolidated net income, equity or cash flows as previously reported.

NOTE 2.  ACQUISITION

     In accordance with SFAS 141, the Company allocates the purchase price of its acquisition to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The tax deductible goodwill resulting from the EG&G acquisition amounted to $269.3 million. As of October 31, 2002, $203.7 million of goodwill was unamortized for tax purposes. The fair values assigned to intangible assets acquired are based on valuations prepared by an independent third party appraisal firm using estimates and assumptions provided by management. In accordance with SFAS 142, which the Company adopted on November 1, 2001, goodwill and purchased intangibles with indefinite lives acquired after June 30, 2001 are not amortized, but will be reviewed periodically for impairment. Purchased intangibles with finite lives will be amortized on a straight-line basis over their respective useful lives.

     On August 22, 2002, the Company acquired all of the outstanding common shares of EG&G, a leading provider of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies, for an aggregate purchase price of $503.6 million. The aggregate purchase price included the issuance of 4,957,359 shares of the Company's common stock, valued at $112.3 million (based on the price of its common stock on the closing date), issuance of 100,000 shares of the Company's Series D Preferred Stock, valued at $47.8 million (based on the price of its common stock on the closing date), $176.1 million in cash, estimated direct transaction costs of $11.8 million and the assumption and retirement of $155.6 million of EG&G's debt.

     Simultaneously with the closing of the EG&G acquisition, the Company entered into a new senior secured credit facility, which provides for term loan facilities in the aggregate amount of $475.0 million and a revolving credit facility in the amount of $200.0 million. In addition, the Company issued $200.0 million in aggregate principal amount due at maturity of 11 1/2% senior notes due 2009. The Company used the proceeds of these new debt instruments to consummate the EG&G acquisition and to repay and terminate its old senior collateralized credit facility.

     The operating results of EG&G have been included in the accompanying consolidated financial statements from the date of acquisition forward. Accordingly, EG&G's results of operations for 2001 and 2000 were not included in the Company's consolidated statements of operations for prior periods. Actual revenues, operating income and net income of EG&G for the period from August 22, 2002 to October 31, 2002 were $186.4 million, $7.5 million, and $7.4 million, respectively and total assets and net accounts receivable at October 31, 2002 were $195.8 million and $89.1 million, respectively.

     The EG&G acquisition was intended to enhance the Company's competitive position in key industries, while strengthening its position in strategic markets. The merger is intended to provide the Company with leverage in expanded service offerings, achieve cost synergies and economies of scale and improve the profitability of the combined company. The Company intends to increase its revenue per customer by marketing and delivering additional services to existing customers. The EG&G acquisition will also allow the Company to be well positioned to capitalize on the growth in the federal government sector.

                        URS CORPORATION AND SUBSIDIARIES

     Based on an independent valuation, the total purchase price paid for EG&G of approximately $503.6 million has been allocated as follows:

                                                                  VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Current assets..............................................    $ 147,665
Fixed assets................................................        6,449
Other assets................................................        8,509
Purchased intangible assets:
  Software..................................................        3,900
  Existing contracts........................................       10,600
Goodwill....................................................      499,552
Current liabilities.........................................     (170,222)
Non-current liabilities.....................................       (2,872)
                                                                ---------
     Total purchase price...................................    $ 503,581
                                                                =========

PURCHASED INTANGIBLE ASSETS

     Of the total purchase price paid for the EG&G acquisition, approximately $14.5 million has been allocated to purchased intangible assets, which include acquired backlog and software. Based on an independent valuation, $10.6 million, which will be amortized on a straight line basis over the individual related contract terms, was allocated to the value of the backlog and $3.9 million was allocated to software, which will be amortized on a straight line basis over a useful life of three years.

PRO FORMA RESULTS

     The following unaudited pro forma financial information presents the combined results of operations of the Company and EG&G as if the EG&G acquisition had occurred as of the beginning of the fiscal periods presented. An adjustment of $1.2 million, net of tax, has been made to the combined results of operations, reflecting amortization of purchased intangibles, as if the EG&G acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information also excludes a non-recurring, pre-tax charge of $8.9 million and $10.6 million for fiscal years 2002 and 2001, respectively. This charge relates to early extinguishment of debt on a loan that would have been retired if the EG&G acquisition had occurred at the beginning of each of the fiscal years presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the EG&G acquisition been completed as of the dates presented, nor should it be taken as a representation of the future consolidated results of operations of the Company.

                                                                 2002          2001
                                                              ----------    ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
                                                                     UNAUDITED
Revenues....................................................  $3,185,383    $3,177,614
Net income..................................................  $   48,920    $   56,981
Basic income per share......................................  $     1.52    $     1.95
Diluted income per share....................................  $     1.49    $     1.86

                        URS CORPORATION AND SUBSIDIARIES

ACQUISITION COSTS RELATED TO THE EG&G ACQUISITION

     In connection with the EG&G acquisition, the Company set up an accrual of $2.7 million for severance and relocation costs, of which $1.2 million was incurred during fiscal year 2002. The remaining accrual of $1.5 million is included in accrued expenses on the consolidated balance sheet as of October 31, 2002.

FINALIZATION OF PURCHASE PRICE

     Certain information necessary to complete the purchase accounting is not yet available, including the completion of actuarial reports associated with the Company's decision to freeze or terminate the defined benefit pension plan and analysis of the EG&G leases by a real estate valuation firm in order to determine whether there are favorable or unfavorable leases. Purchase accounting will be finalized upon receipt of actuarial studies and lease analysis.

NOTE 3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                   OCTOBER 31,
                                                              ---------------------
                                                                2002         2001
                                                              ---------    --------
                                                                 (IN THOUSANDS)
Equipment...................................................  $ 150,286    $ 87,245
Capital leases..............................................     67,592      49,695
Furniture and fixtures......................................     26,875      25,375
Leasehold improvements......................................     26,221      19,872
Construction in progress....................................        222      11,752
Building....................................................        295         301
Land........................................................         --          75
                                                              ---------    --------
                                                                271,491     194,315
Less: accumulated depreciation and amortization.............   (114,967)    (87,318)
                                                              ---------    --------
Net property and equipment..................................  $ 156,524    $106,997
                                                              =========    ========

     As of October 31, 2002 and 2001, the Company capitalized development costs of internal-use software of $50.1 million and $6.9 million, respectively. The Company intends to amortize the capitalized software costs using the straight-line method over 10 years of estimated useful life.

     Accumulated amortization of capital leases was $29.3 million and $17.2 million at October 31, 2002 and 2001, respectively. Depreciation and amortization expense of property and equipment for the fiscal years ended 2002, 2001 and 2000 was $32.8 million, $26.5 million, and $26.6 million, respectively.

NOTE 4.  GOODWILL AND PURCHASED INTANGIBLE ASSETS

     The Company adopted SFAS 142 on November 1, 2001 and ceased to amortize goodwill on that date. Goodwill represents the excess of the purchase price over the fair value of the net tangible assets of various operations acquired by the Company. Goodwill was amortized on the straight-line method over periods ranging from 30 to 40 years for the years ended before November 1, 2001. Accumulated amortization at October 31, 2002, 2001 and 2000 was $54.8 million, $54.8 million, and $39.2 million, respectively. Amortization expense for the fiscal years ended 2002, 2001 and 2000 was $0, $15.6 million, and $15.2 million, respectively.

     As part of the adoption of SFAS 142, the Company completed the required initial impairment test. This test resulted in no impairment for fiscal year 2002. The adoption of SFAS 142 removed certain differences between

                        URS CORPORATION AND SUBSIDIARIES
book and tax income; therefore, the Company's fiscal year 2002 effective tax rate has been reduced to approximately 39.5%.

     The Company regularly evaluates whether events and circumstances have occurred that indicate a possible impairment of goodwill. In determining whether there is an impairment of goodwill, the Company calculates its estimated fair value based on the closing sales price of its common stock and projected discounted cash flows as of the date it performs the impairment tests. The Company allocates a portion of the total fair value to different reporting units based on discounted cash flows. The Company then compares the resulting fair values by reporting units to the respective net book values, including goodwill. If the net book value of a reporting unit exceeds its fair value, the Company measures the amount of the impairment loss by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit's goodwill exceeds its implied fair value, the Company recognizes a goodwill impairment loss. The Company performs this impairment test annually and whenever facts and circumstances indicate that there is a possible impairment of goodwill. The Company completed the required annual impairment test, which resulted in no impairment for fiscal year 2002. The Company believes the methodology it uses in testing impairment of goodwill provides a reasonable basis in determining whether an impairment charge should be taken.

     The Company has recorded goodwill in the domestic segment, which includes the parent company. The changes in the carrying amount of goodwill as of October 31, 2002 and 2001 were as follows:

                                                                ACCUMULATED        NET
                                                   GOODWILL     AMORTIZATION     GOODWILL
                                                  ----------    ------------    ----------
                                                               (IN THOUSANDS)
Balance at October 31, 2000.....................  $  553,806      $(39,195)     $  514,611
  Contingent purchase price related to prior
     acquisitions...............................       1,436            --           1,436
  Goodwill amortization.........................          --       (15,617)        (15,617)
  Goodwill written off due to sale of
     subsidiary.................................        (152)            8            (144)
                                                  ----------      --------      ----------
Balance at October 31, 2001.....................     555,090       (54,804)        500,286
  Contingent purchase price related to prior
     acquisitions...............................       1,791            --           1,791
  Goodwill related to the acquisition of EG&G...     499,552            --         499,552
                                                  ----------      --------      ----------
Balance at October 31, 2002.....................  $1,056,433      $(54,804)     $1,001,629
                                                  ==========      ========      ==========

     The following table reflects the adjusted net income and net income per share as if SFAS 142 had been effective as of November 1, 2000 and assuming that the effective tax rates remained at 44.5% and 45.5%, for the two years ended October 31, 2001 and 2000, respectively:

                                                               YEARS ENDED OCTOBER 31,
                                                            -----------------------------
                                                             2002       2001       2000
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
Net Income
  Reported net income.....................................  $55,171    $57,852    $49,898
  Add: goodwill amortization, net of tax..................       --      8,667      8,321
                                                            -------    -------    -------
  Adjusted net income.....................................  $55,171    $66,519    $58,219
                                                            =======    =======    =======

                        URS CORPORATION AND SUBSIDIARIES

                                                               YEARS ENDED OCTOBER 31,
                                                            -----------------------------
                                                             2002       2001       2000
                                                            -------    -------    -------
Basic income per share
  Reported net income.....................................  $  2.18    $  2.79    $  2.55
  Goodwill amortization...................................       --        .49        .51
                                                            -------    -------    -------
  Adjusted net income.....................................  $  2.18    $  3.28    $  3.06
                                                            =======    =======    =======
Diluted income per share
  Reported net income.....................................  $  2.03    $  2.41    $  2.27
  Goodwill amortization...................................       --        .37        .38
                                                            -------    -------    -------
  Adjusted net income.....................................  $  2.03    $  2.78    $  2.65
                                                            =======    =======    =======

     Purchased intangible assets is comprised of $10.6 million in market value of customer backlog and $3.9 million of software acquired as a result of the EG&G acquisition. Purchased intangible assets are amortized on the straight-line method. See Note 2, "Acquisition". The following table presents the estimated future amortization expense of purchased intangible assets:

                                                                MARKET VALUE
                                                     -----------------------------------
                                                       BACKLOG       SOFTWARE     TOTAL
                                                     ------------    --------    -------
                                                               (IN THOUSANDS)
2003...............................................    $ 1,991        $1,300     $ 3,291
2004...............................................      1,721         1,300       3,021
2005...............................................      1,546         1,300       2,846
2006...............................................      1,407            --       1,407
2007...............................................        903            --         903
Thereafter.........................................      3,032            --       3,032
                                                       -------        ------     -------
                                                       $10,600        $3,900     $14,500
                                                       =======        ======     =======

NOTE 5.  INCOME TAXES

     The components of income tax expense applicable to the operations each year are as follows:

                                                               YEARS ENDED OCTOBER 31,
                                                            -----------------------------
                                                             2002       2001       2000
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
Current:
  Federal.................................................  $19,832    $33,242    $18,550
  State and local.........................................    2,786      6,963      4,040
  Foreign.................................................    3,786      3,660      4,110
                                                            -------    -------    -------
     Subtotal.............................................   26,404     43,865     26,700
                                                            -------    -------    -------
Deferred:
  Federal.................................................    9,787      4,510     13,940
  State and local.........................................    1,375        945      1,550
  Foreign.................................................   (1,626)    (3,020)      (490)
                                                            -------    -------    -------
     Subtotal.............................................    9,536      2,435     15,000
                                                            -------    -------    -------
       Total tax provision................................  $35,940    $46,300    $41,700
                                                            =======    =======    =======

                        URS CORPORATION AND SUBSIDIARIES

     As of October 31, 2002, the Company had available net operating loss ("NOL") carryforwards for federal income tax and financial statement purposes of $21.4 million. Utilization of the NOL which arose from the Company's October 1989 quasi-reorganization and the acquisition of EG&G in August 2002 is limited pursuant to Section 382 of the Internal Revenue Code ("382 limit"). Of the total NOL, $1.5 million is subject to a 382 limit of $750,000 per year and will expire in fiscal year 2004, $17.5 million is subject to a 382 limit of $13.0 million per year and will expire in fiscal years 2019 and 2021 and $2.4 million will be carried back for refund. The Company also has $14.8 million of foreign NOLs available to carry forward. These NOLs are available only to offset income earned in foreign jurisdictions and will expire at various dates.

     While the Company has available NOL carryforwards, which partially offset otherwise taxable income for federal income tax purposes, for state tax purposes, such amounts are not necessarily available to offset income subject to tax.

     The significant components of the Company's deferred tax assets and liabilities are as follows:

DEFERRED TAX ASSETS/(LIABILITIES) DUE TO:

                                                                   OCTOBER 31,
                                                         --------------------------------
                                                           2002        2001        2000
                                                         --------    --------    --------
                                                                  (IN THOUSANDS)
Current:
  Allowance for doubtful accounts......................  $  5,115    $  5,392    $  4,686
  Net operating losses.................................     7,934          --          --
  Inventory............................................       124          --          --
  Investment in joint ventures.........................       (11)         --          --
  Payroll related and other accruals...................    15,392      11,193       9,211
                                                         --------    --------    --------
     Current deferred tax asset........................    28,554      16,585      13,897
                                                         --------    --------    --------
  Revenue retentions...................................      (825)     (1,402)     (1,492)
  Prepaid expenses.....................................      (467)         --          --
  Contingent liabilities...............................     3,571          --          --
  Unbilled fees........................................   (12,938)     (4,887)     (7,546)
                                                         --------    --------    --------
     Current deferred tax liability....................   (10,659)     (6,289)     (9,038)
                                                         --------    --------    --------
     Net current deferred tax asset....................  $ 17,895    $ 10,296    $  4,859
                                                         ========    ========    ========
Non-Current:
  Deferred compensation and pension....................  $  3,657    $  2,995    $   (931)
  Self-insurance contingency accrual...................       245       2,082       2,184
  Depreciation and amortization........................    (1,503)     (1,245)        380
  Foreign tax credit...................................     1,596         561       2,837
  Net operating loss...................................     7,391       9,425      11,550
                                                         --------    --------    --------
     Gross non-current deferred tax asset..............    11,386      13,818      16,020
  Valuation allowance..................................      (572)     (5,815)     (7,406)
                                                         --------    --------    --------
     Net non-current deferred tax asset................    10,814       8,003       8,614
                                                         --------    --------    --------

                        URS CORPORATION AND SUBSIDIARIES

                                                                   OCTOBER 31,
                                                         --------------------------------
                                                           2002        2001        2000
                                                         --------    --------    --------
                                                                  (IN THOUSANDS)
  Cash to accrual......................................        --          --      (1,256)
  Acquisition liabilities..............................   (20,023)    (28,370)    (28,229)
  Other deferred gain and unamortized bond premium.....      (501)       (725)       (941)
  Restructuring accrual................................    (1,889)     (2,820)     (2,985)
  Mark to market.......................................        --          --        (154)
  Depreciation and amortization........................   (32,040)    (11,184)     (8,556)
  Other accruals.......................................     3,010         396         350
                                                         --------    --------    --------
       Non-current deferred tax liability..............   (51,443)    (42,703)    (41,771)
                                                         --------    --------    --------
       Net non-current deferred tax liability..........  $(40,629)   $(34,700)   $(33,157)
                                                         ========    ========    ========

     The change in the total valuation allowance related to deferred tax assets for the fiscal year ended October 31, 2002, results from a decrease of $0.3 million due to the utilization of domestic net operating losses and a decrease of $4.9 million due to the analysis, use, and adjustment of foreign losses available for use. The net change in the total valuation allowance related to deferred tax assets for the fiscal year ended October 31, 2001, was a decrease of $0.3 million from fiscal year 2000 due to the utilization of domestic net operating losses and a decrease of $1.3 million from fiscal year 2000 due to current and prior year foreign losses utilized.

     The difference between total tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                                YEARS ENDED OCTOBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Federal income tax expense based upon federal statutory tax
  rate of 35%...............................................  $31,889   $36,453   $32,059
Nondeductible goodwill amortization.........................       --     4,592     4,388
Meals and entertainment.....................................    1,261     1,289       885
Non-deductible expenses.....................................      760       290       461
NOL carryforwards utilized..................................     (263)     (263)     (269)
Unbenefited foreign losses..................................       --       305       939
EZ California Credit........................................   (1,428)       --        --
Foreign earnings taxed at rates higher (lower) than U.S.
  statutory rate............................................      220        41        53
State taxes, net of federal benefit.........................    3,996     5,218     4,158
Adjustment due to change in federal and state rates.........       --       206        52
Extraterritorial income exclusion...........................     (484)     (622)       --
Reversal of valuation adjustment............................       --      (821)       --
Utilization of deferred tax allowance and other
  adjustments...............................................      (11)     (388)   (1,026)
                                                              -------   -------   -------
  Total taxes provided......................................  $35,940   $46,300   $41,700
                                                              =======   =======   =======

                        URS CORPORATION AND SUBSIDIARIES

NOTE 6.  CURRENT AND LONG-TERM DEBT

     Current and long-term debt consists of the following:

                                                                  OCTOBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
Bank term loans, payable in quarterly installments..........  $475,000   $381,338
12 1/4% Senior subordinated notes due 2009..................   200,000    200,000
11 1/2% Senior notes due 2009 (net of discount and issue
  costs of $4,609)..........................................   195,391         --
Revolving line of credit....................................    27,259         --
6 1/2% Convertible subordinated debentures due 2012 (net of
  bond issue costs of $24 and $26)..........................     1,775      1,772
8 5/8% Senior subordinated debentures due 2004 (net of
  discount and bond issue costs of $1,109 and $1,817)
  (effective interest rate on date of restructuring was
  25%)......................................................     5,346      4,638
Obligations under capital leases............................    47,842     39,219
Foreign collateralized borrowings and notes payable.........     1,548      4,162
                                                              --------   --------
                                                               954,161    631,129
Less:
  Current maturities of long-term debt......................    16,000     39,704
  Current maturities of notes payable.......................       439      3,841
  Current maturities of capital leases......................    13,859     10,880
                                                              --------   --------
                                                              $923,863   $576,704
                                                              ========   ========

     During fiscal year 2002, the Company incurred new borrowings through a new long term senior secured credit facility and issued $200 million in aggregate principal amount due at maturity of 11 1/2% senior notes in connection with the EG&G acquisition.

SENIOR SECURED CREDIT FACILITY

     Senior Secured Credit Facility. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, the Company entered into a new senior secured credit facility, which provides for two term loan facilities in the aggregate amount of $475.0 million and a revolving credit facility in the amount of $200.0 million. The term loan facilities consist of term loan A, a $125.0 million tranche, and term loan B, a $350.0 million tranche. As of October 31, 2002, the Company had borrowed $475.0 million in principal amount under the term loan facilities, and the Company had outstanding letters of credit aggregating to $45.9 million and an outstanding balance drawn on the revolving line of credit of $27.3 million, which reduced the amount available to the Company under its revolving credit facility to $126.8 million.

     Principal amounts under term loan A will become due and payable on a quarterly basis beginning January 31, 2003, and thereafter through August 22, 2007. Annual required principal payments under term loan A will range from $12.5 million to a maximum of $37.5 million with term loan A expiring and all remaining outstanding principal amounts becoming due and payable in full on August 22, 2007. Principal amounts under term loan B will become due and payable on a quarterly basis beginning January 31, 2003, in the amount of $3.5 million per year through October 31, 2007, with all remaining outstanding principal amounts becoming due and payable in equal quarterly installments with the final payment due on August 22, 2008. The revolving credit facility expires and is payable in full on August 22, 2007.

                        URS CORPORATION AND SUBSIDIARIES

     All loans outstanding under the new senior secured credit facility bear interest at a rate per annum equal to, at its option, either the base rate or LIBOR, in each case plus an applicable margin. The applicable margin will adjust according to a performance pricing grid based on the Company's ratio of consolidated total funded debt to consolidated EBITDA. For the purposes of the new senior secured credit facility, consolidated EBITDA is defined as consolidated net income plus interest, depreciation and amortization expenses and amounts set aside for the payment of taxes, subject to adjustment for certain non-cash items and to pro forma adjustments related to permitted acquisitions, including the EG&G acquisition. For both the term loan A and the revolving credit facility, the applicable margin over LIBOR will range between 2.25% and 3.00%, depending on the ratio of the Company's consolidated total funded debt to consolidated EBITDA. For the term loan B, the corresponding applicable margin over LIBOR will range between 3.25% and 3.50%. The terms "base rate" and "LIBOR" have meanings customary and appropriate for financings of this type. As of October 31, 2002, the LIBOR applicable margin was 3.0% for the term loan A and the revolving line of credit and 3.5% for the term loan B.

     The Company is required to prepay the loans under the new senior secured credit facility with:

      -- 100% of the net cash proceeds of all assets disposed of by the Company and its subsidiaries guaranteeing the new senior secured credit facility, net of selling expenses, taxes and prepayments of debt required in connection with the sale of such assets, subject to reinvestment rights within 270 days for asset dispositions in amounts less than $20 million and other limited exceptions;

      -- 100% of the net cash proceeds from the issuance of debt by the Company, provided that such percentage shall be reduced to 50% for any fiscal year in which the Company's leverage ratio, measured as of the end of the preceding fiscal year, is less than 2.5 to 1, subject to limited exceptions;

      -- 50% of the net cash proceeds from the issuance of equity by the Company or its subsidiaries, subject to limited exceptions; and

      -- 75% of excess cash flows commencing with fiscal year 2003, provided that such percentage shall be reduced to 50% for any fiscal year in which, measured as of the end of such fiscal year, the Company's leverage ratio is less than 2.5 to 1.

     The Company, at its option, may prepay the loans under the new senior secured credit facility without premium or penalty, subject to reimbursement of the lenders' prepayment fees in the case of prepayment of LIBOR loans.

     Substantially all of the Company's domestic subsidiaries are guarantors of the new senior secured credit facility on a joint and several basis. The Company and the guaranteeing entities' obligations are collateralized by an interest in substantially all of the Company's and its subsidiaries' existing and hereafter acquired personal property and material real property, including a pledge of the capital stock of the guaranteeing entities. The equity interests of non-U.S. subsidiaries are not required to be pledged as security; however, with limited exceptions, the terms of the facility restrict the foreign assets from being used as a pledge for future liens ("negative pledge"). See Note 15, "Supplemental Guarantor Information".

     The Company's new senior secured credit facility contains financial covenants, including a minimum current ratio of 1.5:1, a minimum fixed charge coverage ratio (which will vary over the term of the facility between 1.05:1 and 1.20:1), and a maximum ratio of consolidated total funded debt to consolidated EBITDA (which will decrease over the term of the facility from a maximum of 4.25:1 to a minimum of 3:1). The Company is required to submit quarterly compliance certification to the lender under the facility. The Company was fully compliant with these covenants as of October 31, 2002.

     The new senior secured credit facility also contains customary events of default and customary affirmative and negative covenants including, but not limited to, restrictions on mergers, consolidations, acquisitions, asset sales, dividend payments, stock redemptions or repurchases, transactions with stockholders and affiliates, liens, capital

                        URS CORPORATION AND SUBSIDIARIES
expenditures, capital leases, negative pledges, sale-leaseback transactions, indebtedness, contingent obligations, investments and joint ventures.

     Old Senior Collateralized Credit Facility. The Company's old senior collateralized credit facility was funded on June 9, 1999, and provided for three term loan facilities in the aggregate amount of $450.0 million and a revolving credit facility in the amount of $100.0 million. The term loan facilities consisted of Term Loan A, a $250.0 million tranche, Term Loan B, a $100.0 million tranche and Term Loan C, another $100.0 million tranche. As part of the EG&G acquisition, the Company repaid and terminated the old senior collateralized credit facility on August 22, 2002.

     Principal amounts under Term Loan A became due, commencing on October 31, 1999, in the amount of $3.0 million per quarter for the subsequent three quarters. Commencing on October 31, 2000 and through August 22, 2002, the retirement date, annual principal payments under Term Loan A ranged from $25.0 million to a maximum of $34.8 million. Principal amounts under Term Loans B and C became due, commencing on October 31, 1999, in the amount of $1.0 million in each year through August 22, 2002 when these loans were retired.

     The term loans and revolving credit facility were priced at an interest rate equal to, at the Company's option, either the Base Rate or LIBOR, in each case plus an applicable margin. The applicable margin adjusted according to a performance-pricing grid based on the Company's ratio of consolidated total funded debt to consolidated EBITDA. The "Base Rate" was defined as the higher of the lender's Prime rate and the Federal Funds Rate plus 0.50%. "LIBOR" was defined as the offered quotation by first class banks in the London interbank market to the Bank for dollar deposits, as adjusted for reserve requirements.

     At October 31, 2001 and 2000, the Company's revolving credit facility with the Bank provided for advances up to $100.0 million. At October 31, 2001 and 2000, the Company had outstanding letters of credit in the aggregate amount of $25.0 million and $36.5 million, respectively, which reduced the amount available to the Company under the Company's revolving credit facility to $75.0 million and $63.5 million, respectively.

     The senior collateralized credit facility was governed by affirmative and negative covenants. These covenants included restrictions on incurring additional debt, paying dividends or making distributions to its stockholders, repurchasing or retiring capital stock and making subordinated junior debt payments, as well as other restrictions. The financial covenants included maintenance of a minimum current ratio of 1.20 to 1.00 and a minimum fixed charge coverage ratio of 1.10 to 1.00, an EBITDA minimum of $160.0 million and a maximum leverage ratio of 3.50 to 1.00 for fiscal year ended October 31, 2001. The Company was required to submit quarterly compliance certification to the Bank. The Company was fully compliant with these covenants as of October 31, 2001.

NOTES

     11 1/2% Senior Notes. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, the Company issued $200.0 million in aggregate principal amount due at maturity of 11 1/2% Senior Notes due 2009 (the "11 1/2% notes") for proceeds, net of $4.7 million of original issue discount, of approximately $195.3 million. Interest on the 11 1/2% notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2003. The notes are effectively subordinate to the new senior secured credit facility and senior to the subordinated indebtedness, including the 12 1/4% notes, the 8 5/8% debentures, and the 6 1/2% debentures described below. As of October 31, 2002, all amounts remained outstanding under the 11 1/2% notes.

     Substantially all of Company's domestic subsidiaries fully and unconditionally guarantee the 11 1/2% notes on a joint and several basis. The Company may redeem any of the 11 1/2% notes beginning on September 15, 2006 at the following redemption prices (expressed as percentages of the principal amount of the 11 1/2% notes so redeemed), if

                        URS CORPORATION AND SUBSIDIARIES
the Company does so during the 12-month period commencing on September 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

YEAR                                                          REDEMPTION PRICE
------------------------------------------------------------  ----------------
2006........................................................      105.750%
2007........................................................      102.875%
2008........................................................      100.000%

     In addition, at any time prior to or on September 15, 2005, the Company may redeem up to 35% of the principal amount of the 11 1/2% notes then outstanding with the net cash proceeds from the sale of capital stock. The redemption price will be equal to 111.50% of the principal amount of the redeemed 11 1/2% notes.

     If the Company undergoes a change of control, the Company may be required to repurchase the 11 1/2% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If the Company sells certain of its assets, the Company may be required to use the net cash proceeds to repurchase the 11 1/2% notes at 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

     The indenture governing the 11 1/2% notes contains certain covenants that limit the Company's ability to incur additional indebtedness, pay dividends or make distributions to the Company's stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by a lien, enter into transactions with the Company's stockholders and affiliates, sell assets and merge or consolidate with other companies. The indenture governing the 11 1/2% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

     12 1/4% Senior Subordinated Notes. In June 1999, the Company issued $200.0 million in aggregate principal amount of 12 1/4% Senior Subordinated Notes due 2009 (the "12 1/4% notes"), all of which remained outstanding at October 31, 2002. Interest on the 12 1/4% notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 12 1/4% notes are effectively subordinate to the Company's senior secured credit facility and its 11 1/2% notes.

     Substantially all of the Company's domestic subsidiaries fully and unconditionally guarantee the 12 1/4% notes on a joint and several basis. The Company may redeem the 12 1/4% notes, in whole or in part, at any time on or after May 1, 2004 at the following redemption prices (expressed as percentages of the principal amount of the 12 1/4% notes so redeemed), if the Company does so during the 12-month period commencing on May 1 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

YEAR                                                          REDEMPTION PRICE
------------------------------------------------------------  ----------------
2004........................................................      106.125%
2005........................................................      104.083%
2006........................................................      102.041%
2007 and thereafter.........................................      100.000%

     If the Company undergoes a change of control, the Company may be required to repurchase the 12 1/4% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If the Company sells certain of its assets, the Company may be required to use the net cash proceeds to repurchase the 12 1/4% notes at 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

     The indenture governing the 12 1/4% notes contains certain covenants that limit the Company's ability to incur additional indebtedness, pay dividends or make distributions to its stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by a lien, enter into transactions with its stockholders and affiliates, sell assets and merge or consolidate with other companies. The

                        URS CORPORATION AND SUBSIDIARIES
indenture governing the 12 1/4% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

DEBENTURES

     8 5/8% Senior Subordinated Debentures ("8 5/8% debentures"). The Company's 8 5/8% debentures are due in 2004. Interest is payable semi-annually in January and July of each year. The 8 5/8% debentures are subordinate to the new senior secured credit facility, and the 11 1/2% notes. As of October 31, 2002, the Company owed approximately $6.5 million on the 8 5/8% debentures.

     6 1/2% Convertible Subordinated Debentures ("6 1/2% debentures"). The Company's 6 1/2% debentures are due in 2012 and are convertible into shares of the Company's common stock at the rate of $206.30 per share. Interest is payable semi-annually in February and August of each year. Annual sinking fund payments calculated to retire 70% of the 6 1/2% debentures prior to maturity began in February 1998. The 6 1/2% debentures are subordinate to the new senior secured credit facility, the 11 1/2% notes, and the 12 1/4% notes. As of October 31, 2002, the Company owed approximately $1.8 million on the 6 1/2% debentures.

FOREIGN CREDIT LINES

     The Company maintains foreign lines of credit which are collateralized by assets of foreign subsidiaries at October 31, 2002. The average interest rate for the foreign lines of credit was 6.20% at October 31, 2002. At October 31, 2002 and 2001, amounts available under these foreign lines of credit were $12.5 million and $15.0 million, respectively. At October 31, 2002 and 2001, amounts outstanding under the foreign lines of credit were $0 million and $3.8 million, respectively. This reduced the amount available to the Company under these foreign lines of credit to $12.5 million and $11.2 million, respectively.

MATURITIES

     The amounts of long-term debt outstanding (excluding capital leases) at October 31, 2002, maturing in the next five years are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2003........................................................     $ 16,439
2004........................................................       29,229
2005........................................................       28,741
2006........................................................       35,007
2007........................................................       68,323
Thereafter..................................................      728,580
                                                                 --------
                                                                 $906,319
                                                                 ========

NOTE 7.  OBLIGATIONS UNDER LEASES

     Total rental expense included in operations for operating leases for the fiscal years ended October 31, 2002, 2001 and 2000, totaled to $81.7 million, $76.5 million and $70.2 million, respectively. Certain of the lease rentals are subject to renewal options and escalation based upon property taxes and operating expenses. These operating lease agreements expire at varying dates through 2013. Obligations under operating leases include building, office, and other equipment rentals. Obligations under capital leases include leases on vehicles, office equipment and other equipment.

                        URS CORPORATION AND SUBSIDIARIES

     Obligations under non-cancelable lease agreements are as follows:

                                                         CAPITAL LEASES   OPERATING LEASES
                                                         --------------   ----------------
                                                                  (IN THOUSANDS)
2003...................................................     $17,665           $ 84,479
2004...................................................      15,015             73,206
2005...................................................      12,079             62,573
2006...................................................       7,894             47,090
2007...................................................       1,825             39,258
Thereafter.............................................          --             99,885
                                                            -------           --------
  Total minimum lease payments.........................     $54,478           $406,491
                                                                              ========
Less: amounts representing interest....................       6,636
                                                            -------
  Present value of net minimum lease payments..........     $47,842
                                                            =======

NOTE 8.  SEGMENT AND RELATED INFORMATION

     Management has organized the Company by geographic divisions, consisting of the Parent, Domestic and International divisions. The Parent division is the legal entity, which is comprised of the Parent Company alone. The Domestic division is comprised of all offices located in United States of America. The International division is comprised of all offices in the United Kingdom, Western Europe and the Middle East, the Asia/Pacific region (including Australia, New Zealand, Singapore and Indonesia) and the Americas excluding the U.S. (including Canada, Mexico, and Central and South America).

     The Company provides services throughout the world. While services sold to companies in other countries may be performed and recognized within offices located in the United States of America, generally, revenues are classified within the geographic area where the services are performed.

     All of the Company's operations share similar economic characteristics, and all of the Company's business units are managed according to a consistent set of principal metrics and benchmarks determined by management within the Parent division. For example, management plans and controls the rates at which it bills professional and technical staff. Management also sets billable goals for all the Company's professional and technical staff, and management aggregates all the indirect costs, including the aforementioned indirect labor expenses, as well as labor fringe expenses, facilities costs, insurance and other miscellaneous expenses, which in total comprise the "overhead pools."

     All of the Company's operations provide planning, design, program and construction management, and operations and maintenance services. These services are provided to federal governmental agencies by virtually all of the Company's business units and approximately two-thirds of the Company's operating units provide these services to local and state governmental agencies and to private sector clients. The Company's services are provided to the Company's clients through a combination of local office, client facilities and specific-job sites.

     Services are provided in a similar manner. For example, the use of technology throughout the Company's operating units is fairly consistent, as the Company employs computer-aided design (CAD) and project management systems, for both general use and web-based job-specific application.

     Based on the above similarities, the Company has concluded that its United States operations should be aggregated as one reportable segment, and its international operations should be aggregated into another segment. Accounting policies for each of the reportable segments are the same as those of the Company.

                        URS CORPORATION AND SUBSIDIARIES

     The following table shows summarized financial information (in thousands) on the Company's reportable segments. Included in the "Eliminations" column are elimination of inter-segment sales and elimination of investment in subsidiaries.

     As of and for the fiscal year ended October 31, 2002:

                                                SEGMENTS
                                       --------------------------
                            PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
                          ----------   ----------   -------------   ------------   ----------
Revenues................  $       --   $2,220,478     $213,090       $  (5,741)    $2,427,827
Segment operating income
  (loss)................  $  (30,003)  $  172,175     $  4,644       $      --     $  146,816
Net accounts
  receivable............  $       --   $  854,784     $ 85,432       $      --     $  940,216
Total assets............  $1,697,938   $1,183,429     $ 98,128       $(750,403)    $2,229,092

     As of and for the fiscal year ended October 31, 2001:

                                                SEGMENTS
                                       --------------------------
                            PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
                          ----------   ----------   -------------   ------------   ----------
Revenues................  $       --   $2,109,173     $216,975       $  (6,798)    $2,319,350
Segment operating income
  (loss)................  $  (23,787)  $  184,985     $  8,543       $      --     $  169,741
Net accounts
  receivable............  $       --   $  667,009     $ 78,170       $      --     $  745,179
Total assets............  $1,078,067   $  943,762     $102,242       $(660,695)    $1,463,376

     As of and for the fiscal year ended October 31, 2000:

                                                SEGMENTS
                                       --------------------------
                            PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
                          ----------   ----------   -------------   ------------   ----------
Revenues................  $       --   $1,970,903     $235,683       $  (1,008)    $2,205,578
Segment operating income
  (loss)................  $  (18,810)  $  173,048     $  9,221       $      --     $  163,459
Net accounts
  receivable............  $   (7,814)  $  634,350     $ 82,469       $      --     $  709,005
Total assets............  $1,089,960   $  911,130     $115,390       $(689,346)    $1,427,134

     Operating income is defined as income before income taxes and net interest expense.

     The Company provides services to state, local and federal government, private businesses, and non-U.S. clients. For the three years ended October 31, 2002, revenues were attributed to the following categories:

                                          2002               2001               2000
                                    ----------------   ----------------   ----------------
                                                        (IN THOUSANDS)
Domestic:
  State and local government
     agencies.....................  $  704,286    29%  $  822,900    36%  $  728,861    33%
  Federal government agencies.....     600,194    25      380,454    16      354,581    16
  Private businesses..............     910,257    37      899,021    39      886,453    40
International.....................     213,090     9      216,975     9      235,683    11
                                    ----------   ---   ----------   ---   ----------   ---
Total.............................  $2,427,827   100%  $2,319,350   100%  $2,205,578   100%
                                    ----------   ---   ----------   ---   ----------   ---

NOTE 9.  COMMITMENTS AND CONTINGENCIES

     Currently, the Company has limits of $125.0 million per loss and $125.0 million in the aggregate annually for general liability, professional errors and omissions liability, and contractor's pollution liability insurance. These

                        URS CORPORATION AND SUBSIDIARIES
policies include self-insured claim retention amounts of $1.0 million, $3.0 million and $0.25 million, respectively. With respect to various claims against Dames and Moore that arose from professional errors and omissions prior to the acquisition, the Company has maintained a self-insured retention of $5.0 million per claim. Excess limits provided for these coverages are on a "claims made" basis, covering only claims actually made during the policy period currently in effect. Thus, if the Company does not continue to maintain these excess policies, the Company will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. The Company intends to maintain these policies; however, the Company may be unable to maintain existing coverage levels and, even if the Company does, claims may exceed the available amount of insurance. The Company believes that any settlement of existing claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. The Company has maintained insurance without lapse for many years with limits in excess of losses sustained.

     On January 18, 2002, the Attorney General of the State of Michigan filed a civil action against Radian International, L.L.C. ("Radian"), one of the Company's subsidiaries, under the title Jennifer M. Granholm, Attorney General of the State of Michigan, and the Michigan Department of Environmental Quality
v. Radian, L.L.C., (Ingham County Michigan Circuit Court). The complaint alleges violations by Radian of the Michigan Hazardous Waste Management Act and the Michigan Air Pollution Control Act and related regulations. The claimed violations arose out of an environmental remediation project undertaken by Radian in 1997 and 1998 (prior to the Company's acquisition of Radian as part of the Dames & Moore acquisition in 1999) at the Midland, Michigan facility of Dow Chemical Co., during which minor amounts of pollutants may have been released into the air in the course of performing maintenance of a hazardous waste incinerator. The complaint seeks payment of civil penalties, costs, attorney's fees and other relief against Radian. The Michigan Attorney General's office has offered to settle the matter for $1.2 million.

     Various other legal proceedings are pending against the Company and certain of its subsidiaries alleging, among other things, breaches of contract or negligence in connection with the performance of professional services. In some actions, parties are seeking damages, including punitive or treble damages that substantially exceed the Company's insurance coverage. Based on the Company's previous experience with claims settlement and the nature of the pending legal proceedings, however, the Company does not believe that any of the legal proceedings are likely to result in a settlement or judgment against the Company or its subsidiaries, that would materially exceed its insurance coverage or have a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 10.  PREFERRED STOCK

     The Company has authorized the issuance of 100,000 shares of $0.01 par value, Series D Senior Cumulative Convertible Participating Preferred Stock (the "Series D Preferred Stock"), 100,000 shares of $0.01 par value, Series E Senior Cumulative Convertible Participating Preferred Stock (the "Series E Preferred Stock"), and 3,000,000 shares of $1.00 par value, Series B Exchangeable Convertible Preferred Stock (the "Series B Preferred Stock").

SERIES D AND SERIES E SENIOR CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED
STOCK

     In connection with the EG&G acquisition, the Company issued 100,000 shares of its Series D Senior Preferred Stock. If approved by a majority of the Company's stockholders at a special meeting anticipated to be held on or about January 28, 2003, the Series D Preferred Stock will automatically convert into an aggregate of 2,106,675 shares of the Company's common stock, subject to possible anti-dilution adjustments between closing and the date on which the Series D Preferred Stock is actually converted into common stock. The aggregate liquidation preference of the Series D Preferred Stock is approximately $46.7 million. Holders of the Series D Preferred Stock have voting rights in respect of certain corporate actions, including, but not limited to, certain changes to the Company's certificate of incorporation and bylaws, the creation of senior equity securities and

                        URS CORPORATION AND SUBSIDIARIES
certain transactions with respect to the common stock. The holders of the Series D Preferred Stock share on an as-converted basis in any dividends or distributions that the Company pays on the common stock.

     If the Company's stockholders fail to approve the conversion of the Series D Preferred Stock by February 18, 2003, then at the election of the holders of a majority of the outstanding shares of Series D Preferred Stock, each share of Series D Preferred Stock will be convertible into one share of Series E Preferred Stock. The Series E Preferred Stock will be automatically converted into shares of the Company's common stock at a conversion ratio equal to the conversion ratio of the original Series D Preferred Stock for which it was exchanged (subject to certain adjustments due to accrued but unpaid dividends) if the Company obtains approval from a majority of the stockholders by May 19, 2003. If the Company obtains such approval after May 19, 2003, then each share of Series E Preferred Stock will be convertible into common stock at the option of the holder and all shares of Series E Preferred Stock will automatically convert into common stock upon the affirmative vote of holders of a majority of the outstanding shares of Series E Preferred Stock. The holders of Series E Preferred Stock will have voting rights in respect of certain corporate actions, including, but not limited to, certain changes to the Company's certificate of incorporation and bylaws, the creation of senior equity securities, certain transactions with respect to the Company's common stock, the incurrence of certain indebtedness and certain purchases of assets. The aggregate liquidation preference of the Series E Preferred Stock will be equal to that of the Series D Preferred Stock (approximately $46.7 million), subject to adjustments due to accrued but unpaid dividends. The holders of the Series E Preferred Stock will be entitled to receive cumulative per share dividends at an initial rate of 12.5% per annum, payable on a quarterly basis, of the liquidation preference beginning on August 22, 2002 and until stockholder approval is obtained, increasing by 2% per quarter subject to a 22.5% cap. If the Company fails to pay six or more quarterly dividends, the holders of Series E Preferred Stock will have the right to elect two directors at the Company's next annual meeting and at each subsequent annual meeting. Upon a change of control, each holder of Series E Preferred Stock will have the right to require the Company to repurchase the Series E Preferred Stock at a price per share equal to the greater of 120% of the liquidation preference for a share of Series E Preferred Stock and the current market price of all common stock issuable upon conversion of a share of Series E Preferred Stock. In addition, to the extent permitted by the senior debt, the Company will be required to use the proceeds from certain sales of the Company's securities or assets to repurchase the Series E Preferred Stock. The Series E Preferred Stock will be subject to anti-dilution adjustments for certain issuance of the Company's securities below the conversion price for the Series E Preferred Stock. The Series E Preferred Stock will be redeemable at the option of the holders on the earlier of August 2007 or the date on which all indebtedness under the new senior secured credit facility, the 11 1/2% senior notes, the 12 1/4% senior subordinated notes and certain other indebtedness, including any refinancing of such indebtedness, is repaid in full. The Company may redeem the Series E Preferred Stock, at the Company's option, at a price per share equal to the liquidation preference, at any time after August 2010. At October 31, 2002 and 2001, the Company has 100,000 and 0 shares, respectively, of Series D Preferred Stock outstanding. The Company has issued no shares of Series E Preferred Stock to date.

SERIES B PREFERRED STOCK

     In June 1999, the Company issued 46,082.95 shares of its Series A Preferred Stock and 450,000 shares of its Series C Preferred Stock to RCBA Strategic Partners, L.P. for an aggregate consideration of $100.0 million. In October 1999, the Company issued 46,083 shares of its Series B Preferred Stock to RCBA Strategic Partners, L.P. in exchange for the shares of Series A and Series C Preferred Stock. The Series B Preferred Stock had a liquidation preference equal to its original purchase price plus certain formulaic adjustments calculated at the time of liquidation. The Series B Preferred Stock was senior to the common stock and had voting rights equal to that number of shares of common stock into which it could be converted. Cumulative dividends were payable in-kind in additional shares of Series B Preferred Stock each calendar quarter at a dividend rate of 8%.

     Under the terms of the Series B Preferred Stock, the Company had the option, exercisable at any time on or after June 9, 2002 (the third anniversary of the financing for the Dames & Moore acquisition), to convert all of the outstanding Series B Preferred Stock to common stock if the share price of the Company's common stock on the

                        URS CORPORATION AND SUBSIDIARIES
relevant stock exchanges was at least $29.30 per share for 30 out of the 45 trading days prior to the conversion date. This requirement was satisfied, and accordingly, the Board of Directors met on June 9, 2002 and approved the conversion. As a result, all outstanding shares of the Series B Preferred Stock were converted to 5,845,104 shares of voting common stock. At October 31, 2002 and 2001, the Company had 0 and 55,345 shares, respectively, of Series B Preferred Stock outstanding.

NOTE 11.  STOCKHOLDERS' EQUITY

     Declaration of dividends, except preferred stock dividends, is restricted by the senior secured credit facility and the indentures governing the 8 5/8% debentures, the 12 1/4% notes and the 11 1/2% notes. Declaration of dividends may be precluded by existing Delaware law.

     On October 12, 1999, the stockholders approved the 1999 Equity Incentive Plan ("1999 Plan"). An aggregate of 1,500,000 shares of common stock initially has been reserved for issuance under the 1999 Plan. In July 2000, an additional 1,076,000 shares were reserved for issuance under the 1999 Plan. The 1999 Plan provides for an automatic reload of shares every July 1 equal to 5% of the outstanding common stock or 1.5 million shares of the outstanding common stock through 2009. As of October 31, 2002, the Company had reserved approximately 5,242,000 shares and had issued options and restricted stock in the aggregate amount of approximately 4,401,000 shares under the 1999 Plan.

     On March 26, 1991, the stockholders approved the 1991 Stock Incentive Plan ("1991 Plan"). The 1991 Plan provides for the grant not to exceed 3,310,000 restricted shares, stock units and options. When the 1999 Plan was approved, the remaining shares available for grant under the 1991 Plan was added to the 1999 Plan.

     Stock options expire in ten years from the date of grant and vest over service periods that range from three to five years.

     Under the Company's Employee Stock Purchase Plan ("ESP Plan") implemented in September 1985, employees may purchase shares of common stock through payroll deductions of up to 10% of the employee's base pay. Contributions are credited to each participant's account on the last day of each six-month participation period of the ESP Plan (which commences on January 1 and July 1 of each year). The purchase price for each share of common stock is the lower of 85% of the fair market value of such share on the last trading day before the participation period commences or 85% of the fair market value of such share on the last trading day in the participation period. Employees purchased 361,988 shares under the ESP Plan in fiscal 2002 and 602,522 shares in fiscal 2001.

STOCK-BASED COMPENSATION

     The Company accounts for stock issued to employees and outside directors in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Accordingly, compensation cost is measured based on the excess, if any, of the market price of the Company's common stock over the exercise price of a stock option, determined on the date the option is granted. With respect to the issuance of restricted stock, unearned compensation expense equivalent to the market value of the stock issued on the date of award is charged to stockholders' equity and subsequently amortized against earnings over the periods during which the restrictions lapse. During fiscal years 2002, 2001 and 2000, the Company recognized compensation expense on restricted stock of $2.2 million, $1.8 million and $1.0 million, respectively.

     The Company applies APB 25 and related interpretations in accounting for its 1991 Plan and 1999 Plan. Substantially all of the Company's options are awarded with an exercise price that is equal to the market price of the Company's stock on the date of the grant and accordingly, no compensation cost has been recognized in connection with options granted in the 1991 and 1999 Plans. Had compensation cost for the Company's 1991 and 1999 Plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting

                        URS CORPORATION AND SUBSIDIARIES
for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               YEARS ENDED OCTOBER 31,
                                                            -----------------------------
                                                             2002       2001       2000
                                                            -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
Net income available for common stockholders:
  As reported.............................................  $49,232    $48,623    $41,561
  Pro forma...............................................  $39,236    $45,496    $38,171
Basic earnings per share:
  As reported.............................................  $  2.18    $  2.79    $  2.55
  Pro forma...............................................  $  1.74    $  2.61    $  2.35
Net income:
  As reported.............................................  $55,171    $57,852    $49,898
  Pro forma...............................................  $45,175    $54,725    $46,508
Dilutive earnings per share:
  As reported.............................................  $  2.03    $  2.41    $  2.27
  Pro forma...............................................  $  1.66    $  2.28    $  2.11

     A summary of the status of the stock options granted under the Company's 1991 and 1999 Plans for the fiscal years ended October 31, 2002, 2001, and 2000, is presented below:

                                  2002                    2001                    2000
                          ---------------------   ---------------------   ---------------------
                                      WEIGHTED-               WEIGHTED-               WEIGHTED-
                                       AVERAGE                 AVERAGE                 AVERAGE
                                      EXERCISE                EXERCISE                EXERCISE
                           SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                          ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at beginning
  of year...............  4,133,537    $17.39     3,829,084    $14.64     2,394,709    $11.97
  Granted...............  1,388,471    $21.13     1,234,272    $20.33     1,613,017    $18.51
  Exercised.............   (645,341)   $15.94      (812,142)   $ 8.78       (80,716)   $ 8.11
  Forfeited.............   (306,127)   $19.95      (117,677)   $17.02       (97,926)   $18.87
                          ---------               ---------               ---------
Outstanding at end of
  year..................  4,570,540    $18.57     4,133,537    $17.39     3,829,084    $14.64
                          =========               =========               =========
Options exercisable at
  year-end..............  1,944,034    $16.00     1,585,242    $14.52     1,554,426    $10.04
Weighted-average fair
  value of Options
  granted during the
  year..................               $13.38                  $ 8.48                  $ 5.30

                        URS CORPORATION AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at October 31, 2002, under the 1991 and 1999 Plans:

                                      OUTSTANDING                               EXERCISABLE
                   -------------------------------------------------   ------------------------------
    RANGE OF                     WEIGHTED-AVERAGE
    EXERCISE         NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
     PRICES        OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
----------------   -----------   ----------------   ----------------   -----------   ----------------
$  5.70 - $ 8.55      193,800          2.3               $ 6.46           220,400         $ 6.46
$  8.55 - $11.40      105,750          4.3               $10.45           105,750         $10.45
$ 11.40 - $14.25      216,902          6.8               $13.84           145,730         $13.87
$ 14.25 - $17.10    1,172,638          6.9               $15.52           795,576         $15.50
$ 17.10 - $19.95      494,240          8.3               $17.71           147,047         $17.78
$ 19.95 - $22.80      678,438          7.2               $21.53           335,771         $21.43
$ 22.80 - $25.65    1,652,501          9.4               $23.74           174,818         $23.03
$ 25.65 - $28.50       26,000          8.0               $27.65            13,671         $27.87
$ 28.50 - $33.90       30,271          9.4               $32.93             5,271         $33.20
                    ---------                                           ---------
                    4,570,540                                           1,944,034
                    =========                                           =========

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                 2002            2001            2000
                                             -------------   -------------   -------------
Risk-free interest rates...................  3.77% - 5.44%   4.62% - 5.28%   5.72% - 6.36%
Expected life..............................     7.60 years         4 years         4 years
Volatility.................................         45.66%          44.58%          42.54%
Expected dividends.........................           None            None            None

NOTE 12.  EMPLOYEE RETIREMENT PLANS

     The Company has defined contribution retirement plans under Internal Revenue Code Section 401(k). The plans cover all full-time employees who are at least 18 years of age. Contributions by the Company are made at the discretion of the Board of Directors. The Company made contributions in the amounts of $12.5 million, $12.0 million and $10.4 million to the plans in fiscal years 2002, 2001, and 2000, respectively.

     In July 1999, the Company entered into a Supplemental Executive Retirement Agreement (the "Agreement") with Martin M. Koffel, the Company's Chief Executive Officer (the "Executive"). The Executive will be eligible to receive a benefit under this agreement following his termination of employment with the Company (the "Benefit"). The Benefit shall be an annual amount, payable for the life of the Executive with a guarantee of payments for at least ten years. The Benefit is equal to a percentage of the Executive's final average compensation, reduced by the annual social security benefit to which the Executive is entitled based on his age at the termination of employment. The Benefits payable under this Agreement shall be "unfunded," as that term is used in Sections 201(2), 301(a)(3), 401(a)(10) and 4021(a)(6) of the Employee Retirement Income Securities Act ("ERISA").

                        URS CORPORATION AND SUBSIDIARIES

     Management's estimate of accumulated benefits for the Executive's Supplemental Executive Retirement Plan as of October 31, 2002 and 2001, was as follows:

                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Actuarial present value of accumulated benefits:
  Vested....................................................  $ 6,021   $ 3,091
  Non-vested................................................       --        --
                                                              -------   -------
     Total..................................................  $ 6,201   $ 3,091
                                                              =======   =======
Change in projected benefit obligation (PBO):
  PBO at beginning of the year..............................  $ 4,812   $ 2,774
  Service cost..............................................    1,692     1,469
  Interest cost.............................................      265       166
  Actuarial loss............................................      119       403
                                                              -------   -------
     PBO at the end of the year.............................  $ 6,888   $ 4,812
                                                              =======   =======
The funded status reconciliation:
  Projected benefit obligation..............................  $ 6,888   $ 4,812
  Unrecognized actuarial loss...............................   (1,138)   (1,378)
  Charged to other comprehensive income.....................      271        --
                                                              -------   -------
     Accrued pension liability..............................  $ 6,021   $ 3,434
                                                              =======   =======
Weighted-average assumptions at year-end:
  Discount rate.............................................      5.0%      5.5%
  Rate of compensation increase.............................      5.0%      5.0%

     Certain of the Company's foreign subsidiaries have trustee retirement plans covering substantially all of their employees. These pension plans are not required to be reported to government agencies pursuant to ERISA, and the Company is not required to determine the actuarial value of accumulated benefits or net assets available for benefits for these pension plans. The aggregate pension expense for these plans for the fiscal years ended October 31, 2002 and 2001 was $2.1 million and $1.8 million, respectively. As of October 31, 2002 and 2001, the accrued pension liability, which is included as Deferred Compensation and Other on Consolidated Balance Sheets, was $6.0 million and $3.4 million, respectively.

     Components of net periodic pension costs for the three years ended October 31, 2002 are as follows:

                                                               2002      2001     2000
                                                              ------    ------    ----
                                                                   (IN THOUSANDS)
Service cost................................................  $1,692    $1,469    $794
Interest cost...............................................     265       166      48
Recognized actuarial loss...................................     359       288      --
                                                              ------    ------    ----
  Net periodic cost.........................................  $2,316    $1,923    $842
                                                              ======    ======    ====

     The Company, upon acquiring Dames & Moore, assumed certain of Radian International LLC's defined benefit pension plans ("Radian pension plans"), and several post-retirement benefit plans. These plans cover a selected group of Radian employees and former employees who will continue to be eligible to participate in the plans.

                        URS CORPORATION AND SUBSIDIARIES

     The Radian pension plans include a Supplemental Executive Retirement Plan ("SERP") and Salary Continuation Agreement ("SCA") which are intended to supplement retirement benefits provided by other benefit plans upon the participant's meeting minimum age and years of service requirements. The plans are unfunded; however, at October 31, 2002 and 2001, the Company had designated and deposited $4.8 million and $7.2 million, respectively, in a trust account for the SERP. Radian also has a post-retirement benefit program that provides certain medical insurance benefits to participants upon meeting minimum age and years of service requirements. This plan is also unfunded and the historical costs and accumulated benefit for this post-retirement benefit program are not significant.

     Management's estimate of accumulated benefits for the Radian SERP and SCA as of October 31, 2002 and 2001, was as follows:

                                                               2002       2001
                                                              -------    -------
                                                                (IN THOUSANDS)
Actuarial present value of accumulated benefits:
  Vested....................................................  $11,199    $ 9,726
  Non-vested................................................      262        789
                                                              -------    -------
     Total..................................................  $11,461    $10,515
                                                              =======    =======
Change in projected benefit obligation (PBO):
  PBO at the beginning of the year..........................  $10,515    $10,952
  Service cost..............................................        7         12
  Interest cost.............................................      697        727
  Actuarial (gain) loss.....................................      363       (301)
  Benefit payments..........................................     (875)      (875)
                                                              -------    -------
     PBO at the end of the year.............................  $10,707    $10,515
                                                              =======    =======
The funded status reconciliation:
  Projected benefit obligation..............................  $10,707    $10,515
  Unrecognized actuarial gain...............................      533        904
                                                              -------    -------
     Accrued pension liability..............................  $11,240    $11,419
                                                              =======    =======
  Weighted-average assumptions at year-end:
  Discount rate.............................................     6.75%      7.25%
  Rate of compensation increase.............................      N/A        N/A

     As of October 31, 2002 and 2001, the accrued pension liabilities, which is included as deferred compensation and other on the consolidated balance sheets, were $11.3 million and $11.4 million, respectively.

     Components of net periodic pension costs for the three years ended October 31, 2002 are as follows:

                                                              2002    2001    2000
                                                              ----    ----    ----
                                                                 (IN THOUSANDS)
Service cost................................................  $  7    $ 12    $ 63
Interest cost...............................................   697     727     784
Recognized actuarial (gain).................................    (8)    (29)     --
                                                              ----    ----    ----
  Net periodic cost.........................................  $696    $710    $847
                                                              ====    ====    ====

     The Company, upon acquiring EG&G, assumed certain of EG&G's defined benefit pension plans ("EG&G pension plans"), and several post-retirement benefit plans. These plans cover substantially all of its hourly and

                        URS CORPORATION AND SUBSIDIARIES
salaried employees. The hourly pension plan benefits are based primarily on hours of service with the Company. The salaried pension plan benefits are based on years of participation and final average compensation.

     The Company's funding obligations to the plan are to contribute necessary amounts to satisfy the funding requirements of federal laws and regulations. The Company measures pension costs according to independent actuarial valuations and the projected unit credit cost method is used to determine pension cost for financial accounting purposes consistent with the provisions of SFAS No. 87, "Employees' Accounting for Pensions".

     EG&G also has a post-retirement medical plan that provides certain medical benefits to employees that meet certain eligibility requirements. All of these benefits may be subject to deductibles, co-payment provisions, and other limitations. The following is a reconciliation of the benefit obligations, plan assets, and funded status of the Company's pension and post-retirement plans at October 31, 2002.

                                                                               OTHER
                                                              PENSION     POST-RETIREMENT
                                                              BENEFITS       BENEFITS
                                                              --------    ---------------
                                                                    (IN THOUSANDS)
Change in benefit obligation:
  Benefit obligation at 9/1/2002............................  $119,470        $3,731
  Service cost..............................................       892            35
  Interest cost.............................................     1,340            42
  Benefits paid.............................................      (747)          (25)
  Actuarial loss (gain).....................................        71            (2)
                                                              --------        ------
     Benefit obligation at end of year......................  $121,026        $3,781
                                                              ========        ======
Change in plan assets:
  Fair value of plan assets at 9/1/2002.....................  $ 90,702        $3,008
  Actual return of plan assets..............................    (1,395)          (46)
  Benefits paid and expense.................................      (822)           --
                                                              --------        ------
     Fair value of plan assets at end of year...............  $ 88,485        $2,962
                                                              ========        ======
Funded status reconciliation:
  Funded status.............................................  $(32,542)       $ (818)
  Unrecognized net prior service cost.......................        --            --
  Unrecognized net actuarial (gain)/loss....................     2,821            61
                                                              --------        ------
     Accrued benefit cost...................................  $(29,721)       $ (757)
                                                              ========        ======
Weighted-average assumptions at year end:
  Discount rate.............................................      6.75%         6.75%
  Expected return on assets.................................      8.50%         8.50%
  Rate of compensation increase.............................      4.50%          N/A

     Assumed health care costs trend rates have a significant effect on the health care plan. A one-percentage point change in assumed health care costs trend rates would have the following effects for the fiscal year ended October 31, 2002:

                                                                   1% - POINT
                                                              --------------------
                                                              INCREASE    DECREASE
                                                              --------    --------
                                                                 (IN THOUSANDS)
Effect on total of service and interest cost components.....  $   342     $   (308)
Effect on postretirement benefit obligation.................   30,435      (27,392)

                        URS CORPORATION AND SUBSIDIARIES

     Net periodic pension and other post-retirement benefit costs include the following components for the year ended October 31, 2002.

                                                                               OTHER
                                                              PENSION     POST-RETIREMENT
                                                              BENEFITS       BENEFITS
                                                              --------    ---------------
                                                                    (IN THOUSANDS)
Service cost................................................  $   892          $ 35
Interest cost...............................................    1,340            42
Expected return on assets...................................   (1,280)          (43)
                                                              -------          ----
  Net periodic cost.........................................  $   952          $ 34
                                                              =======          ====

NOTE 13.  VALUATION AND ALLOWANCE ACCOUNTS

                                             BEGINNING                            ENDING
                                              BALANCE    ADDITIONS   DEDUCTIONS   BALANCE
                                             ---------   ---------   ----------   -------
                                                            (IN THOUSANDS)
October 31, 2002
  Allowances for losses and doubtful
     accounts..............................   $28,572     $ 9,024     $ 6,886     $30,710
October 31, 2001
  Allowances for losses and doubtful
     accounts..............................   $36,826     $ 6,091     $14,345     $28,572
October 31, 2000
  Allowances for losses and doubtful
     accounts..............................   $40,611     $25,306     $29,091     $36,826

NOTE 14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table sets forth selected quarterly financial data for the fiscal years ended October 31, 2002 and 2001 that is derived from audited consolidated financial statements including those included in the Consolidated Financial Statements. The selected quarterly financial data reflects the August 2002 acquisition of EG&G which was accounted for under the purchase accounting method and also reflects a $7.6 million of loss on extinguishment of debt recorded in the fourth quarter of the fiscal year ended October 31, 2002. The selected quarterly financial data presented below should be read in conjunction with the rest of the information in this report.

                                                      FISCAL 2002 QUARTERS ENDED
                                             --------------------------------------------
                                             JAN. 31     APR. 30     JULY 31     OCT. 31
                                             --------    --------    --------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................  $542,998    $564,410    $583,937    $736,482
Operating income...........................  $ 35,336    $ 39,944    $ 42,662    $ 28,874
Net income available for common
  stockholders.............................  $ 10,872    $ 14,446    $ 17,307    $  6,607
Net income.................................  $ 13,290    $ 16,912    $ 18,362    $  6,607
Income per share:
  Basic....................................  $    .60    $    .77    $    .78    $    .22
                                             ========    ========    ========    ========
  Diluted..................................  $    .52    $    .64    $    .70    $    .21
                                             ========    ========    ========    ========
Weighted-average number of shares:
  Basic....................................    18,264      18,701      22,587      30,711
                                             ========    ========    ========    ========
  Diluted..................................    25,570      26,353      26,121      31,211
                                             ========    ========    ========    ========

                        URS CORPORATION AND SUBSIDIARIES

                                                      FISCAL 2001 QUARTERS ENDED
                                             --------------------------------------------
                                             JAN. 31     APR. 30     JULY 31     OCT. 31
                                             --------    --------    --------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................  $515,624    $545,996    $591,198    $666,532
Operating income...........................  $ 34,573    $ 40,558    $ 44,715    $ 49,895
Net income available for common
  stockholders.............................  $  7,241    $ 10,646    $ 13,352    $ 17,384
Net income.................................  $  9,455    $ 12,881    $ 15,674    $ 19,842
Income per share:
  Basic....................................  $    .43    $    .62    $    .76    $    .98
                                             ========    ========    ========    ========
  Diluted..................................  $    .42    $    .55    $    .64    $    .80
                                             ========    ========    ========    ========
Weighted-average number of shares:
  Basic....................................    16,889      17,202      17,695      17,953
                                             ========    ========    ========    ========
  Diluted..................................    22,673      23,621      24,696      24,870
                                             ========    ========    ========    ========

     Operating income is defined as income before income taxes and net interest expense.

NOTE 15.  SUPPLEMENTAL GUARANTOR INFORMATION

     Substantially all of the Company's domestic subsidiaries have guaranteed the Company's obligations under the Company's senior secured credit facility, its 12 1/4% notes due 2009 and its 11 1/2% notes due 2009. Each of the subsidiary guarantors has fully and unconditionally guaranteed the Company's obligations on a joint and several basis.

     In June 1999, the Company issued $200 million in aggregate principal amount of its 12 1/4% notes and, in connection with the EG&G acquisition, the Company issued $200 million in aggregate principal amount due at maturity of its 11 1/2% notes in August 2002. At that time, the Company also replaced its existing senior collateralized credit facility with a new $675 million senior secured credit facility.

     Substantially all of the Company's income and cash flows is generated by its subsidiaries. The Company has no operating assets or operations other than its investments in its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Financial conditions and operating requirements of the subsidiary guarantors may limit the Company's ability to obtain cash from its subsidiaries for the purposes of meeting its debt service obligations, including the payment of principal and interest on the notes and the senior secured credit facility. In addition, although the terms of the notes and the senior secured credit facilities limit the Company's and the subsidiary guarantors' ability to place contractual restrictions on the flows of funds to the Company, legal restrictions, including local regulations, and contractual obligations associated with secured loans, such as equipment financings, at the subsidiary level may restrict the subsidiary guarantors' ability to pay dividends, make loans or other distributions to the Company.

     Other restrictions imposed by the notes and senior secured credit facilities include restrictions on the Company's and the subsidiary guarantors' ability to:

      --   incur additional indebtedness and contingent obligations;

      --   pay dividends and make distributions to the Company's stockholders;

      --   repurchase or redeem the Company's stock;

      -- repay indebtedness that is junior to the senior secured credit facility or the outstanding notes;

      --   make investments and other restricted payments;

                        URS CORPORATION AND SUBSIDIARIES

      -- create liens securing debt or other encumbrances on the Company's assets;

      --   acquire the assets of, or merge or consolidate with, other companies;

      --   sell or exchange assets;

      --   make capital expenditures;

      --   enter into sale-leaseback transactions; and

      -- enter into transactions with the Company's shareholders and affiliates.

     In addition, if a change of control occurs, each holder of the notes will have the right to require the Company to repurchase all or part of the holder's notes at a price equal to 101% of the principal amount of the notes, plus any accrued interest to the date of repurchase.

     The following information sets forth the condensed consolidating balance sheets of the Company as of October 31, 2002 and 2001, and the condensed consolidating statements of operations and cash flows for the three fiscal years ended October 31, 2002, which includes the financial position and results of operations of EG&G, as a "subsidiary guarantor" from the date of acquisition forward. The EG&G acquisition was accounted for under the purchase accounting method. Entries necessary to consolidate the Company and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Company and its subsidiaries that guarantee the notes would not provide additional material information that would be useful in assessing the financial composition of such subsidiaries.

                                URS CORPORATION

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                              OCTOBER 31, 2002
                                     ------------------------------------------------------------------
                                                               SUBSIDIARY
                                                  SUBSIDIARY      NON-
                                       PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                     ----------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents........  $   (4,000)  $  11,240     $ 2,732      $      --      $    9,972
  Accounts receivable, net.........          --     854,784      85,432             --         940,216
  Prepaid expenses and other
     assets........................      21,516      14,942       1,685             --          38,143
                                     ----------   ----------    -------      ---------      ----------
     Total current assets..........      17,516     880,966      89,849             --         988,331
Property and equipment at cost,
  net..............................       1,802     142,109      12,613             --         156,524
Goodwill, net......................     886,649     114,980          --             --       1,001,629
Purchased intangible assets, net...      14,500          --          --             --          14,500
Investment in subsidiaries.........     750,403          --          --       (750,403)             --
Inter-company notes receivable.....       5,263          --      (5,263)            --              --
Other assets.......................      21,805      45,374         929             --          68,108
                                     ----------   ----------    -------      ---------      ----------
                                     $1,697,938   $1,183,429    $98,128      $(750,403)     $2,229,092
                                     ==========   ==========    =======      =========      ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt..........................  $   16,200   $  14,016     $    82      $      --      $   30,298
  Accounts payable.................        (783)    189,923      15,249             --         204,389
  Accrued expenses and other.......      62,387     141,484      12,961             --         216,832
  Billings in excess of costs and
     accrued earnings on contracts
     in process....................          --      83,004       9,231             --          92,235
                                     ----------   ----------    -------      ---------      ----------
     Total current liabilities.....      77,804     428,427      37,523             --         543,754
Long-term debt.....................     889,105      33,780         978             --         923,863
Other..............................      50,445      30,292         153             --          80,890
                                     ----------   ----------    -------      ---------      ----------
     Total liabilities.............   1,017,354     492,499      38,654             --       1,548,507
Mandatorily redeemable Series D
  senior convertible participating
  preferred stock..................      46,733          --          --             --          46,733
Total stockholders' equity.........     633,851     690,930      59,474       (750,403)        633,852
                                     ----------   ----------    -------      ---------      ----------
                                     $1,697,938   $1,183,429    $98,128      $(750,403)     $2,229,092
                                     ==========   ==========    =======      =========      ==========

                                URS CORPORATION

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                              OCTOBER 31, 2001
                                     ------------------------------------------------------------------
                                                               SUBSIDIARY
                                                  SUBSIDIARY      NON-
                                       PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                     ----------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents........  $    1,699    $  9,371     $ 12,328     $      --      $   23,398
  Accounts receivable, net.........          --     667,009       78,170            --         745,179
  Prepaid expenses and other
     assets........................      16,615      17,416        1,034            --          35,065
                                     ----------    --------     --------     ---------      ----------
     Total current assets..........      18,314     693,796       91,532            --         803,642
Property and equipment at cost,
  net..............................         820      96,193        9,984            --         106,997
Goodwill, net......................     385,749     114,537           --            --         500,286
Investment in subsidiaries.........     660,695          --           --      (660,695)             --
Other assets.......................      12,489      39,236          726            --          52,451
                                     ----------    --------     --------     ---------      ----------
                                     $1,078,067    $943,762     $102,242     $(660,695)     $1,463,376
                                     ==========    ========     ========     =========      ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt..........................  $   39,794    $ 10,803     $  3,828     $      --      $   54,425
  Accounts payable.................       1,012     120,414       13,640            --         135,066
  Accrued expenses and other.......       6,672      68,945       15,597            --          91,214
  Billings in excess of costs and
     accrued earnings on contracts
     in process....................          --      84,411       11,109            --          95,520
                                     ----------    --------     --------     ---------      ----------
     Total current liabilities.....      47,478     284,573       44,174            --         376,225
Long-term debt.....................     547,954      28,276          474            --         576,704
Other..............................      40,035      27,286          525            --          67,846
                                     ----------    --------     --------     ---------      ----------
     Total liabilities.............     635,467     340,135       45,173            --       1,020,775
Mandatorily redeemable Series B
  exchangeable convertible
  preferred stock..................     120,099          --           --            --         120,099
Total stockholders' equity.........     322,501     603,627       57,069      (660,695)        322,502
                                     ----------    --------     --------     ---------      ----------
                                     $1,078,067    $943,762     $102,242     $(660,695)     $1,463,376
                                     ==========    ========     ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                         YEAR ENDED OCTOBER 31, 2002
                                      -----------------------------------------------------------------
                                                               SUBSIDIARY
                                                  SUBSIDIARY      NON-
                                       PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ---------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
Revenues............................  $      --   $2,220,478    $213,090     $  (5,741)     $2,427,827
Expenses:
  Direct operating..................         --   1,384,935      110,192        (5,741)      1,489,386
  Indirect, general and
     administrative.................     30,003     663,368       98,254            --         791,625
  Interest expense, net.............     53,164         287        2,254            --          55,705
                                      ---------   ----------    --------     ---------      ----------
                                         83,167   2,048,590      210,700        (5,741)      2,336,716
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before taxes..........    (83,167)    171,888        2,390            --          91,111
Income tax expense..................     32,340         229        3,371            --          35,940
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before equity in net
  earnings of subsidiaries..........   (115,507)    171,659         (981)           --          55,171
Equity in net earnings of
  subsidiaries......................    170,678          --           --      (170,678)             --
                                      ---------   ----------    --------     ---------      ----------
Net income (loss)...................     55,171     171,659         (981)     (170,678)         55,171
Preferred stock dividend............      5,939          --           --            --           5,939
                                      ---------   ----------    --------     ---------      ----------
Net income (loss) available for
  common stockholders...............     49,232     171,659         (981)     (170,678)         49,232
Other comprehensive loss:
  Foreign currency translation
     adjustments....................         --          --       (1,170)           --          (1,170)
                                      ---------   ----------    --------     ---------      ----------
Comprehensive income (loss).........  $  49,232   $ 171,659     $ (2,151)    $(170,678)     $   48,062
                                      =========   ==========    ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                         YEAR ENDED OCTOBER 31, 2001
                                      -----------------------------------------------------------------
                                                               SUBSIDIARY
                                                  SUBSIDIARY      NON-
                                       PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ---------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
Revenues............................  $      --   $2,109,173    $216,975     $  (6,798)     $2,319,350
Expenses:
  Direct operating..................         --   1,283,880      116,736        (6,798)      1,393,818
  Indirect, general and
     administrative.................     23,787     640,308       91,696            --         755,791
  Interest expense, net.............     64,455      (3,227)       4,361            --          65,589
                                      ---------   ----------    --------     ---------      ----------
                                         88,242   1,920,961      212,793        (6,798)      2,215,198
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before taxes..........    (88,242)    188,212        4,182            --         104,152
Income tax expense..................     41,632       1,492        3,176            --          46,300
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before equity in net
  earnings of subsidiaries..........   (129,874)    186,720        1,006            --          57,852
Equity in net earnings of
  subsidiaries......................    187,726          --           --      (187,726)             --
                                      ---------   ----------    --------     ---------      ----------
Net income (loss)...................     57,852     186,720        1,006      (187,726)         57,852
Preferred stock dividend............      9,229          --           --            --           9,229
                                      ---------   ----------    --------     ---------      ----------
Net income (loss) available for
  common stockholders...............     48,623     186,720        1,006      (187,726)         48,623
Other comprehensive loss:
  Foreign currency translation
     adjustments....................         --          --       (1,550)           --          (1,550)
                                      ---------   ----------    --------     ---------      ----------
Comprehensive income (loss).........  $  48,623   $ 186,720     $   (544)    $(187,726)     $   47,073
                                      =========   ==========    ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                         YEAR ENDED OCTOBER 31, 2000
                                      -----------------------------------------------------------------
                                                               SUBSIDIARY
                                                  SUBSIDIARY      NON-
                                       PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ---------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
Revenues............................  $      --   $1,970,903    $235,683     $  (1,008)     $2,205,578
                                      ---------   ----------    --------     ---------      ----------
Expenses:
  Direct operating..................         --   1,206,921      139,155        (1,008)      1,345,068
  Indirect, general and
     administrative.................     18,810     590,934       87,307            --         697,051
  Interest expense, net.............     71,085         399          377            --          71,861
                                      ---------   ----------    --------     ---------      ----------
                                         89,895   1,798,254      226,839        (1,008)      2,113,980
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before taxes..........    (89,895)    172,649        8,844            --          91,598
Income tax expense..................     40,246       1,201          253            --          41,700
                                      ---------   ----------    --------     ---------      ----------
Income (loss) before equity in net
  earnings of subsidiaries..........   (130,141)    171,448        8,591            --          49,898
Equity in net earnings of
  subsidiaries......................    180,039          --           --      (180,039)             --
                                      ---------   ----------    --------     ---------      ----------
Net income (loss)...................     49,898     171,448        8,591      (180,039)         49,898
Preferred stock dividend............      8,337          --           --            --           8,337
                                      ---------   ----------    --------     ---------      ----------
Net income (loss) available for
  common stockholders...............     41,561     171,448        8,591      (180,039)         41,561
Other comprehensive income (loss):
  Foreign currency translation
     adjustments....................         --          --       (2,609)           --          (2,609)
                                      ---------   ----------    --------     ---------      ----------
Comprehensive income (loss).........  $  41,561   $ 171,448     $  5,982     $(180,039)     $   38,952
                                      =========   ==========    ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED OCTOBER 31, 2002
                                                    ---------------------------------------------------------------------
                                                                               SUBSIDIARY
                                                                 SUBSIDIARY       NON-
                                                     PARENT      GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                    ---------    ----------    ----------    ------------    ------------
                                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)...............................  $  55,171    $ 171,659      $  (981)      $(170,678)      $  55,171
                                                    ---------    ---------      -------       ---------       ---------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...................        417       29,482        2,900              --          32,799
  Amortization of financing fees..................      4,220           --           --              --           4,220
  Loss on extinguishment of debt..................      7,620           --           --              --           7,620
  Receivable allowances...........................         --         (185)       1,879              --           1,694
  Deferred income taxes...........................      2,373           --           --              --           2,373
  Stock compensation..............................      2,345           --           --              --           2,345
  Tax benefit of stock options....................      3,745           --           --              --           3,745
  Equity in net earnings of subsidiaries..........   (170,678)          --           --         170,678              --
Changes in current assets and liabilities, net of
  business acquired:
  Accounts receivable and costs and accrued
    earnings in excess of billings on contracts in
    process.......................................         --      (50,518)      (9,140)             --         (59,658)
  Prepaid expenses and other assets...............      2,167        7,226         (655)             --           8,738
  Accounts payable, accrued salaries and wages and
    accrued expenses..............................    114,487     (103,572)       7,627           2,972          21,514
  Billings in excess of costs and accrued earnings
    on contracts in process.......................         --       (1,843)      (1,878)             --          (3,721)
  Deferred compensation and other, net............     10,273        4,006         (575)         (2,972)         10,732
                                                    ---------    ---------      -------       ---------       ---------
    Total adjustments.............................    (23,031)    (115,404)         158         170,678          32,401
                                                    ---------    ---------      -------       ---------       ---------
    Net cash provided (used) by operating
      activities..................................     32,140       56,255         (823)             --          87,572
                                                    ---------    ---------      -------       ---------       ---------
Cash flows from investing activities:
  Payment for business acquisition, net of cash
    acquired......................................   (340,540)          --           --              --        (340,540)
  Proceeds from sale of a division................         --        5,840           --              --           5,840
  Capital expenditures............................     (1,262)     (45,692)      (5,504)             --         (52,458)
                                                    ---------    ---------      -------       ---------       ---------
    Net cash used by investing activities.........   (341,802)     (39,852)      (5,504)             --        (387,158)
                                                    ---------    ---------      -------       ---------       ---------
Cash flows from financing activities:
  Proceeds from issuance of debt..................    794,494           --           --              --         794,494
  Principal payments on long-term debt, bank
    borrowings and capital lease obligations......   (477,895)     (14,534)      (3,269)             --        (495,698)
  Proceeds from sale of common shares and exercise
    of stock options..............................     17,003           --           --              --          17,003
  Payment of financing fees.......................    (29,639)          --           --              --         (29,639)
                                                    ---------    ---------      -------       ---------       ---------
    Net cash provided (used) by financing
      activities..................................    303,963      (14,534)      (3,269)             --         286,160
                                                    ---------    ---------      -------       ---------       ---------
Net (decrease) increase in cash...................     (5,699)       1,869       (9,596)             --         (13,426)
Cash and cash equivalents at beginning of year....      1,699        9,371       12,328              --          23,398
                                                    ---------    ---------      -------       ---------       ---------
Cash and cash equivalents at end of year..........  $  (4,000)   $  11,240      $ 2,732       $      --       $   9,972
                                                    =========    =========      =======       =========       =========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED OCTOBER 31, 2001
                                                    ---------------------------------------------------------------------
                                                                               SUBSIDIARY
                                                                 SUBSIDIARY       NON-
                                                     PARENT      GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                    ---------    ----------    ----------    ------------    ------------
                                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)...............................  $  57,852    $ 186,720      $  1,006      $(187,726)       $ 57,852
                                                    ---------    ---------      --------      ---------        --------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...................     10,552       29,474         2,117             --          42,143
  Amortization of financing fees..................      3,663           --            --             --           3,663
  Receivable allowances...........................     (7,814)      (2,092)        1,652             --          (8,254)
  Deferred income taxes...........................     (3,894)          --            --             --          (3,894)
  Stock compensation..............................      1,964           --            --             --           1,964
  Tax benefit of stock options....................      3,899           --            --             --           3,899
  Equity in net earnings of subsidiaries..........   (187,726)          --            --        187,726              --
Changes in current assets and liabilities:
  Accounts receivable and costs and accrued
    earnings in excess of billings on contracts in
    process.......................................         --      (30,566)        2,646             --         (27,920)
  Income taxes recoverable........................      4,997           --            --             --           4,997
  Prepaid expenses and other assets...............     (4,002)          98        (1,640)            --          (5,544)
  Accounts payable, accrued salaries and wages and
    accrued expenses..............................    128,275     (139,175)          (96)         2,512          (8,484)
  Billings in excess of costs and accrued earnings
    on contracts in process.......................         --          242         4,803             --           5,045
  Deferred compensation and other, net............        619       (6,340)      (10,184)        (2,512)        (18,417)
                                                    ---------    ---------      --------      ---------        --------
    Total adjustments.............................    (49,467)    (148,359)         (702)       187,726         (10,802)
                                                    ---------    ---------      --------      ---------        --------
  Net cash provided by operating activities.......      8,385       38,361           304             --          47,050
                                                    ---------    ---------      --------      ---------        --------
Cash flows from investing activities:
  Proceeds from sale of subsidiaries..............         --        3,530            --             --           3,530
  Capital expenditures............................       (528)     (18,184)       (1,066)            --         (19,778)
                                                    ---------    ---------      --------      ---------        --------
  Net cash used by investing activities...........       (528)     (14,654)       (1,066)            --         (16,248)
                                                    ---------    ---------      --------      ---------        --------
Cash flows from financing activities:
  Principal payments on long-term debt, bank
    borrowings and capital lease obligations......    (28,831)      (8,516)       (5,522)            --         (42,869)
  Proceeds from sale of common shares and exercise
    of stock options..............................     11,772           --            --             --          11,772
                                                    ---------    ---------      --------      ---------        --------
  Net cash used by financing activities...........    (17,059)      (8,516)       (5,522)            --         (31,097)
                                                    ---------    ---------      --------      ---------        --------
Net (decrease) increase in cash...................     (9,202)      15,191        (6,284)            --            (295)
Cash and cash equivalents at beginning of year....     10,901       (5,820)       18,612             --          23,693
                                                    ---------    ---------      --------      ---------        --------
Cash and cash equivalents at end of year..........  $   1,699    $   9,371      $ 12,328      $      --        $ 23,398
                                                    =========    =========      ========      =========        ========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED OCTOBER 31, 2000
                                                    ---------------------------------------------------------------------
                                                                               SUBSIDIARY
                                                                 SUBSIDIARY       NON-
                                                     PARENT      GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                    ---------    ----------    ----------    ------------    ------------
                                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)...............................  $  49,898    $ 171,448      $  8,591      $(180,039)       $ 49,898
                                                    ---------    ---------      --------      ---------        --------
Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
  Depreciation and amortization...................     10,130       28,908         2,791             --          41,829
  Amortization of financing fees..................      3,467           --            --             --           3,467
  Receivable allowances...........................     (7,186)       6,202        (2,801)            --          (3,785)
  Deferred income taxes...........................     23,036           --            --             --          23,036
  Stock compensation..............................      1,179           --            --             --           1,179
  Tax benefit of stock options....................      2,455           --            --             --           2,455
  Equity in net earnings of subsidiaries..........   (180,039)          --            --        180,039              --
Changes in current assets and liabilities:
  Accounts receivable and costs and accrued
    earnings in excess of billings on contracts in
    process.......................................         --      (50,409)       11,150             --         (39,259)
  Income taxes recoverable........................    (16,668)          --            --             --         (16,668)
  Prepaid expenses and other assets...............     (3,788)       1,111         1,453             --          (1,224)
  Accounts payable, accrued salaries and wages and
    accrued expenses..............................    162,130     (187,886)      (29,691)        27,827         (27,620)
  Billings in excess of costs and accrued earnings
    on contracts in process.......................         --       18,136         2,026             --          20,162
  Deferred compensation and other, net............    (35,904)       8,670        12,615        (27,827)        (42,446)
                                                    ---------    ---------      --------      ---------        --------
    Total adjustments.............................    (41,188)    (175,268)       (2,457)       180,039         (38,874)
                                                    ---------    ---------      --------      ---------        --------
    Net cash provided (used) by operating
      activities..................................      8,710       (3,820)        6,134             --          11,024
                                                    ---------    ---------      --------      ---------        --------
Cash flows from investing activities:
  Proceeds from sale of subsidiaries..............     25,354           --            --             --          25,354
  Capital expenditures............................       (118)     (14,404)       (1,363)            --         (15,885)
                                                    ---------    ---------      --------      ---------        --------
    Net cash provided (used) by investing
      activities..................................     25,236      (14,404)       (1,363)            --           9,469
                                                    ---------    ---------      --------      ---------        --------
Cash flows from financing activities:
  Principal payments on long-term debt, bank
    borrowings and capital lease obligations......    (37,806)      (4,624)       (8,096)            --         (50,526)
  Proceeds from sale of common shares and exercise
    of stock options..............................      8,039           --            --             --           8,039
                                                    ---------    ---------      --------      ---------        --------
    Net cash used by financing activities.........    (29,767)      (4,624)       (8,096)            --         (42,487)
                                                    ---------    ---------      --------      ---------        --------
Net (decrease) increase in cash...................      4,179      (22,848)       (3,325)            --         (21,994)
Cash and cash equivalents at beginning of year....      6,722       17,028        21,937             --          45,687
                                                    ---------    ---------      --------      ---------        --------
Cash and cash equivalents at end of year..........  $  10,901    $  (5,820)     $ 18,612      $      --        $ 23,693
                                                    =========    =========      ========      =========        ========

                        URS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                JULY 31,        OCTOBER 31,
                                                                  2003              2002
                                                              -------------   ----------------
                                                                 (IN THOUSANDS, EXCEPT PER
                                                                        SHARE DATA)
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   15,547        $    9,972
  Accounts receivable, including retainage of $45,201 and
    $50,552, respectively...................................      536,843           596,275
  Costs and accrued earnings in excess of billings on
    contracts in process....................................      363,528           374,651
  Less receivable allowances................................      (31,547)          (30,710)
                                                               ----------        ----------
    Net accounts receivable.................................      868,824           940,216
                                                               ----------        ----------
  Deferred income taxes.....................................       20,795            17,895
  Prepaid expenses and other assets.........................       25,051            20,248
                                                               ----------        ----------
    Total current assets....................................      930,217           988,331
Property and equipment at cost, net.........................      154,508           156,524
Goodwill....................................................    1,004,680         1,001,629
Purchased intangible assets, net............................       12,245            14,500
Other assets................................................       61,755            68,108
                                                               ----------        ----------
                                                               $2,163,405        $2,229,092
                                                               ==========        ==========
LIABILITIES, MANDATORILY REDEEMABLE SECURITIES, AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $   33,540        $   30,298
  Accounts payable and subcontractor payable, including
    retainage of $5,785 and $5,190, respectively............      158,937           204,389
  Accrued salaries and wages................................      127,499           101,287
  Accrued expenses and other................................       84,214           115,545
  Billings in excess of costs and accrued earnings on
    contracts in process....................................       98,196            92,235
                                                               ----------        ----------
    Total current liabilities...............................      502,386           543,754
Long-term debt..............................................      811,548           923,863
Deferred income taxes.......................................       42,529            40,629
Deferred compensation and other.............................       71,627            40,261
                                                               ----------        ----------
    Total liabilities.......................................    1,428,090         1,548,507
                                                               ----------        ----------
Commitments and contingencies (Note 5)
Mandatorily redeemable Series D senior convertible
  participating preferred stock, par value $.01; authorized
  100 shares; issued and outstanding 0 and 100 shares,
  respectively; liquidation preference $0 and $46,733,
  respectively..............................................           --            46,733
                                                               ----------        ----------
Stockholders' equity:
  Common shares, par value $.01; authorized 50,000 shares;
    issued and outstanding 33,011 and 30,084 shares,
    respectively............................................          330               301
  Treasury stock, 52 shares at cost.........................         (287)             (287)
  Additional paid-in capital................................      478,290           418,705
  Accumulated other comprehensive loss......................       (1,954)           (5,132)
  Retained earnings.........................................      258,936           220,265
                                                               ----------        ----------
    Total stockholders' equity..............................      735,315           633,852
                                                               ----------        ----------
                                                               $2,163,405        $2,229,092
                                                               ==========        ==========

                See Notes to Consolidated Financial Statements.

                        URS CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                  THREE MONTHS             NINE MONTHS
                                                                 ENDED JULY 31,          ENDED JULY 31,
                                                              --------------------   -----------------------
                                                                2003        2002        2003         2002
                                                              --------    --------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                  (UNAUDITED)              (UNAUDITED)
Revenues....................................................  $778,045    $583,937   $2,348,633   $1,691,345
Direct operating expenses...................................   485,177     353,537    1,481,340    1,017,045
                                                              --------    --------   ----------   ----------
    Gross profit............................................   292,868     230,400      867,293      674,300
                                                              --------    --------   ----------   ----------
Indirect expenses:
  Indirect, general and administrative......................   244,060     187,738      740,050      556,358
  Interest expense, net.....................................    20,332      12,070       62,913       37,008
                                                              --------    --------   ----------   ----------
                                                               264,392     199,808      802,963      593,366
                                                              --------    --------   ----------   ----------
Income before taxes.........................................    28,476      30,592       64,330       80,934
Income tax expense..........................................    11,390      12,230       25,730       32,370
                                                              --------    --------   ----------   ----------
Net income..................................................    17,086      18,362       38,600       48,564
Preferred stock dividend....................................        --       1,055           --        5,939
                                                              --------    --------   ----------   ----------
Net income available for common stockholders................    17,086      17,307       38,600       42,625
Other comprehensive income (loss):
  Foreign currency translation adjustments..................       272       2,550        3,178          121
                                                              --------    --------   ----------   ----------
Comprehensive income........................................  $ 17,358    $ 19,857   $   41,778   $   42,746
                                                              ========    ========   ==========   ==========
Net income per common share:
  Basic.....................................................  $    .52    $    .78   $     1.19   $     2.15
                                                              ========    ========   ==========   ==========
  Diluted...................................................  $    .52    $    .70   $     1.18   $     1.86
                                                              ========    ========   ==========   ==========
Weighted-average shares outstanding:
  Basic.....................................................    32,704      22,587       32,509       19,851
                                                              ========    ========   ==========   ==========
  Diluted...................................................    33,207      26,121       32,730       26,227
                                                              ========    ========   ==========   ==========

                See Notes to Consolidated Financial Statements.

                        URS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                                    JULY 31,
                                                              --------------------
                                                                2003        2002
                                                              ---------   --------
                                                                 (IN THOUSANDS)
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  38,600   $ 48,564
                                                              ---------   --------
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     31,810     23,081
     Amortization of financing fees.........................      5,553      2,801
     Receivable allowances..................................        837      1,956
     Deferred income taxes..................................     (1,000)     4,096
     Stock compensation.....................................      3,665      1,707
     Tax benefit of stock options...........................        161      3,800
  Changes in current assets and liabilities:
     Accounts receivable and costs and accrued earnings in
      excess of billings on contracts in process............     70,555     25,915
     Prepaid expenses and other assets......................     (4,803)    (1,945)
     Accounts payable, accrued salaries and wages and
      accrued expenses......................................    (54,590)    (2,841)
     Billings in excess of costs and accrued earnings on
      contracts in process..................................      5,961    (12,649)
     Deferred compensation and other........................     31,366      1,298
     Other, net.............................................      5,180      9,564
                                                              ---------   --------
       Total adjustments....................................     94,695     56,783
                                                              ---------   --------
          Net cash provided by operating activities.........    133,295    105,347
                                                              ---------   --------
Cash flows from investing activities:
     Capital expenditures, less equipment purchased through
      capital leases........................................    (13,107)   (46,255)
                                                              ---------   --------
          Net cash used by investing activities.............    (13,107)   (46,255)
                                                              ---------   --------
Cash flows from financing activities:
     Long-term debt principal payments......................    (82,971)   (42,959)
     Long-term debt borrowings..............................        104      1,115
     Net payments under the line of credit..................    (27,259)        --
     Capital lease obligations payments.....................    (13,366)   (10,905)
     Short-term note borrowings.............................      1,211         96
     Short-term note payments...............................     (1,385)    (3,492)
     Proceeds from sale of common shares from employee stock
      purchase plan and exercise of stock options...........      9,053     17,116
                                                              ---------   --------
          Net cash used by financing activities.............   (114,613)   (39,029)
                                                              ---------   --------
          Net increase in cash..............................      5,575     20,063
Cash and cash equivalents at beginning of period............      9,972     23,398
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $  15,547   $ 43,461
                                                              =========   ========
Supplemental information:
     Interest paid..........................................  $  48,209   $ 30,270
                                                              =========   ========
     Taxes paid.............................................  $  14,181   $ 27,274
                                                              =========   ========
     Equipment acquired through capital lease obligations...  $  13,486   $ 19,345
                                                              =========   ========
     Non-cash dividends paid in-kind........................  $      --   $  6,740
                                                              =========   ========
     Conversion of Series B preferred stock to common
      stock.................................................  $      --   $126,838
                                                              =========   ========

                 See Notes to Consolidated Financial Statements

                        URS CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--UNAUDITED

NOTE 1.  ACCOUNTING POLICIES

OVERVIEW

     The accompanying unaudited interim consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements include the accounts of URS Corporation and its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

     These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in our annual report on Form 10-K/A for the fiscal year ended October 31, 2002. The results of operations for the nine months ended July 31, 2003 are not necessarily indicative of the operating results for the full year and future operating results may not be comparable to historical operating results due to our August 22, 2002 acquisition of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (the "EG&G businesses" and collectively known as the "EG&G acquisition").

     In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

     The preparation of the Company's unaudited interim consolidated financial statements in conformity with generally accepted accounting principles necessarily requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and costs during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company reviews its estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates.

INCOME PER COMMON SHARE

     Basic income per common share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income per share of common stock is computed giving effect to all dilutive potential shares of common stock that were outstanding during the period. Dilutive potential shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options and convertible preferred stock. Diluted income per share is computed by taking net income available for common stockholders plus any preferred stock dividend and dividing it by the sum of the weighted-average common shares and dilutive potential common shares that were outstanding during the period. Due to the participation features of the Series D Convertible Participating Preferred Stock ("Series D Preferred Stock") issued in connection with the EG&G acquisition, which were not convertible until January 28, 2003, for purposes of the income per share calculations, these shares were assumed to be a separate class of common stock from the date of acquisition to January 28, 2003 (which results in approximately 671,000 additional weighted-average common shares in the basic income per common share calculations for the nine months ended July 31, 2003). Accordingly, income per common share for the nine months ended July 31, 2003 has been calculated using the two-class method, which is an earnings allocation formula that determines income per common share foreach class of common stock. Under the two-class method, approximately $797,000 of net income for the nine months ended July 31, 2003 is allocable to the Series D Preferred Stock and the remaining amount is allocable to common stock. While a proportionate amount of the income otherwise available to common stockholders is allocable, as described above, to the weighted-average number of assumed converted Series D Preferred Stock shares outstanding during the nine months ended July 31, 2003, the presentation below combines the two classes of common stock in the weighted average common stock outstanding. On January 28, 2003, the Series D Preferred Stock shares were converted to common shares outstanding.

                        URS CORPORATION AND SUBSIDIARIES

     In accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," a reconciliation of the numerator and denominator of basic and diluted income per common share is provided as follows:

                                                      THREE MONTHS         NINE MONTHS
                                                      ENDED JULY 31       ENDED JULY 31
                                                    -----------------   -----------------
                                                     2003      2002      2003      2002
                                                    -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator--Basic
  Net income available for common stockholders....  $17,086   $17,307   $38,600   $42,625
                                                    =======   =======   =======   =======
Denominator--Basic
  Weighted-average common stock outstanding.......   32,704    22,587    32,509    19,851
                                                    =======   =======   =======   =======
  Basic income per share..........................  $   .52   $   .78   $  1.19   $  2.15
                                                    =======   =======   =======   =======
Numerator--Diluted
  Net income available for common stockholders....  $17,086   $17,307   $38,600   $42,625
  Preferred stock dividend........................       --     1,055        --     5,939
                                                    -------   -------   -------   -------
Net income........................................  $17,086   $18,362   $38,600   $48,564
                                                    =======   =======   =======   =======
Denominator--Diluted
  Weighted-average common stock outstanding.......   32,704    22,587    32,509    19,851
Effect of dilutive securities
  Stock options...................................      503     1,257       221     1,864
  Convertible preferred stock.....................       --     2,277        --     4,512
                                                    -------   -------   -------   -------
                                                     33,207    26,121    32,730    26,227
                                                    =======   =======   =======   =======
Diluted income per share..........................  $   .52   $   .70   $  1.18   $  1.86
                                                    =======   =======   =======   =======

     The following outstanding stock options were not included in the computation of diluted income per share because the exercise price was greater than the average market value of the shares of common stock in the periods presented.

                                                               THREE MONTHS       NINE MONTHS
                                                               ENDED JULY 31     ENDED JULY 31
                                                              ---------------   ---------------
                                                               2003     2002     2003     2002
                                                              ------   ------   ------   ------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Number of stock options where exercise price exceeds average
  price.....................................................   2,773       91    3,932       30
Stock option exercise price range where exercise price
  exceeds average price:
  Low.......................................................  $18.78   $27.30   $15.50   $31.70
  High......................................................  $33.20   $33.90   $33.20   $33.90
Average stock price during the period.......................  $18.25   $26.83   $15.39   $28.20

     Convertible subordinated debt was not included in the computation of diluted income per share because it would be anti-dilutive.

                        URS CORPORATION AND SUBSIDIARIES

STOCK-BASED COMPENSATION

     The Company accounts for stock issued to employees and outside directors in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Accordingly, compensation cost is measured based on the excess, if any, of the market price of the Company's common stock over the exercise price of a stock option, determined on the date the option is granted.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation--Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years, including interim periods beginning after December 15, 2002, and thus, this disclosure is included in the table below. SFAS 148 also requires disclosure of pro-forma results on an interim basis as if the company had applied the fair value recognition provisions of SFAS 123. The Company does not expect to change to the fair value based method of accounting for stock-based employee compensation and therefore, adoption of SFAS 148 is not expected to impact financial results of the Company.

     The Company continues to apply APB 25 and related interpretations in accounting for its 1991 Stock Incentive Plan and 1999 Equity Incentive Plan ("the Plans"). All of the Company's options are awarded with an exercise price that is equal to the market price of the Company's stock on the date of the grant and accordingly, no compensation cost has been recognized in connection with options granted under the Plans. Had compensation cost for awards under the Plans been determined in accordance with SFAS 123, as amended, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              THREE MONTHS           NINE MONTHS
                                                                  ENDED                 ENDED
                                                           -------------------   -------------------
                                                           JULY 31,   JULY 31,   JULY 31,   JULY 31,
                                                             2003       2002       2003       2002
                                                           --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator--Basic
Net income available for common stockholders:
  As reported............................................  $17,086    $17,307    $38,600    $42,625
  Deduct: Total stock-based compensation expense
     determined under fair value based method for all
     awards, net of tax..................................    2,311      3,970      6,080      7,172
                                                           -------    -------    -------    -------
  Pro forma net income...................................  $14,775    $13,337    $32,520    $35,453
                                                           =======    =======    =======    =======
Denominator--Basic
  Weighted-average common stock outstanding..............   32,704     22,587     32,509     19,851
                                                           =======    =======    =======    =======
Basic income per share:
  As reported............................................  $  0.52    $  0.78    $  1.19    $  2.15
  Pro forma..............................................  $  0.45    $  0.59    $  1.00    $  1.79

                        URS CORPORATION AND SUBSIDIARIES

                                                              THREE MONTHS           NINE MONTHS
                                                                  ENDED                 ENDED
                                                           -------------------   -------------------
                                                           JULY 31,   JULY 31,   JULY 31,   JULY 31,
                                                             2003       2002       2003       2002
                                                           --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator--Diluted
Net income available for common stockholders:
  As reported............................................  $17,086    $17,307    $38,600    $42,625
  Preferred stock dividends..............................       --      1,055         --      5,939
                                                           -------    -------    -------    -------
  Net income.............................................   17,086     18,362     38,600     48,564
  Deduct: Total stock-based compensation expense
     determined under fair value based method for all
     awards, net of tax..................................    2,311      3,970      6,080      7,172
                                                           -------    -------    -------    -------
  Pro forma net income...................................  $14,775    $14,392    $32,520    $41,392
                                                           =======    =======    =======    =======
Denominator--Diluted
  Weighted-average common stock outstanding..............   33,207     26,121     32,730     26,227
                                                           =======    =======    =======    =======
Diluted income per share:
  As reported............................................  $  0.52    $  0.70    $  1.18    $  1.86
  Pro forma..............................................  $  0.44    $  0.55    $  0.99    $  1.58

                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                           -------------------------   -------------------------
                                            JULY 31,      JULY 31,      JULY 31,      JULY 31,
                                              2003          2002          2003          2002
                                           -----------   -----------   -----------   -----------
Risk-free interest rates.................  3.20%-3.72%   4.66%-4.85%   3.20%-4.05%   3.77%-5.44%
Expected life............................   7.5 years     7.6 years     7.5 years     7.6 years
Volatility...............................    47.93%        45.66%        47.93%        45.66%
Expected dividends.......................     None          None          None          None

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" in its entirety and addresses significant issues relating to recognition, measurement and reporting costs associated with an exit or disposal activity, including restructuring activities. Under EITF Issue No. 94-3, a liability is recognized, measured and reported as of the date of an entity's commitment to an exit plan. Pursuant to SFAS 146, a liability is recorded on the date on which the obligation is incurred and should be initially measured at fair value. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. As permitted, the Company adopted SFAS 146 early on November 1, 2002 and adoption of SFAS 146 did not significantly impact the Company's financial statements.

     In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for

                        URS CORPORATION AND SUBSIDIARIES
financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Under the provisions of FIN 45, accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. Adoption of FIN 45 does not significantly impact the Company's financial statements.

     In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the requirements of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and provides guidance to improve financial reporting for enterprises involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss or return from the variable interest entity's activities. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For the variable interest entities that existed prior to February 1, 2003, the consolidation requirements are effective for financial statements of interim or annual periods that end after June 15, 2003. The Company has completed its initial evaluation of the financial reporting requirements for enterprises involved with variable interest entities. Adoption of FIN 46 does not significantly impact the Company's financial statements and the Company continues to evaluate any new variable interest entities that will be subject to the provisions of FIN 46, which may impact future reporting of the Company's financial statements.

     EITF Consensus Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables" was first discussed at the July 2000 EITF meeting and was issued in February 2002. Certain revisions to the scope language were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances, where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has completed its initial evaluation and adoption of EITF 00-21 does not have a significant impact on the Company's financial statements. The Company continues its evaluation to determine whether the reporting requirements of EITF 00-21 will impact the Company's financial statements in the future.

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company does not have any derivative instruments and does not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS 149 does not have a significant impact to the Company's financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has completed its initial evaluation and adoption of SFAS 150 does not have a significant impact on the Company's financial statements. The Company continues its evaluation to determine whether the reporting requirements of SFAS 150 will impact the Company's fiscal year 2003 financial statements.

                        URS CORPORATION AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain reclassifications have been made to the 2002 financial statements and notes to conform to the 2003 presentation with no effect on consolidated net income, equity or cash flows as previously reported.

NOTE 2.  ACQUISITION

     On August 22, 2002, the Company acquired all of the outstanding common shares of the EG&G businesses, providers of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. In connection with the EG&G acquisition, the Company issued to the stockholders of the EG&G businesses 100,000 shares of Series D Preferred Stock. At a special meeting held on January 28, 2003, the Company's stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock into 2,106,674 shares of voting common stock. The conversion of Series D Preferred Stock to common stock constituted a change in control as defined under the terms of the Company's employment arrangements with certain executives resulting in the accelerated vesting of restricted common stock previously granted, which increased general and administrative expenses by approximately $2.5 million for the nine months ended July 31, 2003.

PURCHASED INTANGIBLE ASSETS

     Of the total purchase price paid for the EG&G acquisition, approximately $15.5 million has been allocated to purchased intangible assets, which include acquired backlog, software and favorable leases. Based on an independent valuation, $10.6 million, which is being amortized on a straight line basis over the individual related contract terms, was allocated by management to the value of the backlog and $3.9 million, which is being amortized on a straight line basis over a useful life of three years, was allocated to software. The remaining $1.0 million was allocated to favorable leases based on the Company's review of lease arrangements that was completed during January 2003. The amount allocated to leases is being amortized over the individual related lease terms.

PRO FORMA RESULTS

     The operating results of EG&G businesses have been included in the accompanying consolidated financial statements from the date of acquisition forward. Accordingly, the EG&G businesses' results of operations for the three-and nine-month period ended July 31, 2002 were not included in the Company's consolidated statements of operations.

     The following unaudited pro forma financial information presents the combined results of operations of the Company and the EG&G businesses as if the EG&G acquisition had occurred at November 1, 2001. An adjustment of $1.0 million and $1.9 million, net of tax, for the three months and nine months ended July 31, 2002, respectively, has been made to the combined results of operations, reflecting amortization of purchased intangibles, as if the EG&G acquisition had occurred at November 1, 2001. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the EG&G acquisition been completed as of the dates presented, nor should it be taken as a representation of the future consolidated results of operations of the Company.

                        URS CORPORATION AND SUBSIDIARIES

                                                THREE MONTHS ENDED   NINE MONTHS ENDED
                                                  JULY 31, 2002        JULY 31, 2002
                                                ------------------   -----------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues......................................       $813,588           $2,378,664
Operating income..............................       $ 54,410           $  143,451
Net income available for common
  stockholders................................       $ 19,117           $   38,995
Net Income per common share:
  Basic.......................................       $   0.64           $     1.45
  Diluted.....................................       $   0.61           $     1.35

FINALIZATION OF PURCHASE PRICE

     The Company has obtained the information necessary to complete the purchase accounting, including, among other things, the actuarial reports associated with the Company's decision to amend an existing EG&G pension plan. As a result of this final information, the Company has increased accrued liabilities and goodwill by approximately $4 million from the preliminary purchase price allocation previously disclosed, including certain reclassification entries.

NOTE 3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              JULY 31,    OCTOBER 31,
                                                                2003         2002
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Equipment...................................................  $ 145,320    $135,609
Furniture and fixtures......................................     28,223      26,875
Leasehold improvements......................................     27,881      26,221
Construction in progress....................................        985         222
Building....................................................        221         295
                                                              ---------    --------
                                                                202,630     189,222
Less: accumulated depreciation and amortization.............   (105,470)    (85,676)
                                                              ---------    --------
                                                                 97,160     103,546
                                                              ---------    --------
Capital leases..............................................     95,697      82,269
Less: accumulated amortization..............................    (38,349)    (29,291)
                                                              ---------    --------
                                                                 57,348      52,978
                                                              ---------    --------
Property and equipment at cost, net.........................  $ 154,508    $156,524
                                                              =========    ========

     As of July 31, 2003 and October 31, 2002, the Company capitalized development costs of internal-use software of $58.9 million and $50.1 million, respectively. The Company is amortizing the capitalized software costs using the straight-line method over an estimated useful life of ten years.

                        URS CORPORATION AND SUBSIDIARIES

     Property and equipment is depreciated by using the following estimated useful life.

                                                               ESTIMATED USEFUL
                                                                     LIFE
                                                              -------------------
Equipment...................................................     4 - 10 years
Capital leases..............................................     4 - 10 years
Furniture and fixtures......................................       10 years
Leasehold improvements......................................  9 months - 20 years
Building....................................................       45 years

     Depreciation and amortization expense of property and equipment for the periods ended July 31, 2003 and 2002 was $28.6 million and $23.1 million, respectively.

NOTE 4.  CURRENT AND LONG-TERM DEBT

  DEBT COVENANTS

     Effective January 30, 2003, the Company amended its senior secured credit facility to increase the maximum leverage ratio of consolidated total funded debt to consolidated EBITDA, as defined by the senior secured credit facility loan agreement, to 4.50:1 for the first three quarters of fiscal year 2003, 4.25:1 for the fourth quarter of fiscal year 2003 and 4.00:1 for the first quarter of fiscal year 2004. As a result of the amendment, the applicable interest rates for all borrowings initially increased by 0.25% through the second quarter of fiscal year 2004, but revert to the original interest rates if the Company achieves a leverage ratio of 3.90:1 or less for the fourth quarter of fiscal year 2003 or 3.75:1 or less for the first quarter of fiscal year 2004. The amendment also provides that interest rates for all borrowings will increase an additional 0.25% if the Company's leverage ratio was greater than 3.70:1 and either Standard & Poor's or Moody's were to lower the Company's senior implied credit rating to below BB- or Ba3, respectively. As of July 31, 2003, the Company was in compliance with both the original and amended leverage ratio financial covenants.

     In addition to the leverage ratio covenant discussed above, the senior secured credit facility requires the Company to maintain a minimum current ratio of 1.5:1 and a minimum fixed charge coverage ratio, which varies over the term of the facility from 1.05:1 to 1.20:1. Neither of these two financial covenants was modified by the amendment. The senior secured credit facility also contains customary affirmative and negative covenants including, without limitation, the following material covenants: restrictions on mergers, consolidations, acquisitions, asset sales, dividend payments, stock redemptions or repurchases, repayments of junior indebtedness, transactions with stockholders and affiliates, liens, capital expenditures, capital leases, further agreements restricting the creation of liens (also called a "negative pledge"), sale-leaseback transactions, indebtedness, contingent obligations, investments and joint ventures.

     The indentures governing the 11 1/2% notes and the 12 1/4% notes contain certain covenants that limit the Company's ability to incur additional indebtedness, pay dividends or make distributions to the Company's stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur liens on its subsidiaries assets, enter into transactions with the Company's stockholders and affiliates, sell assets and merge or consolidate with other companies. The indentures governing the 11 1/2% and the 12 1/4% notes also contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

     As of July 31, 2003, the Company was in compliance with all other covenants of the senior secured credit facility, the 11% senior notes due 2009 (the
"11 1/2% notes") and the 12 1/4% senior subordinated notes due 2009 (the
"12 1/4% notes").

                        URS CORPORATION AND SUBSIDIARIES

  REVOLVING LINE OF CREDIT

     The Company maintains a revolving line of credit to fund daily operating cash needs. Overall use of the revolving line of credit is driven by collection and disbursement activities during the normal course of business. The Company's regular daily cash needs follow a predictable pattern that typically follows its payroll cycles, which drives, if necessary, its borrowing requirements.

     The Company's average daily revolving line of credit balances for the three-month periods ended July 31, 2003 and 2002 were $3.1 million and $0.7 million, respectively. The maximum amounts outstanding at any one point in time during the three-month periods ended July 31, 2003 and 2002 were $20.0 million and $10.0 million, respectively. The Company's average daily revolving line of credit balances for the nine-month periods ended July 31, 2003 and 2002 were $25.7 million and $4.3 million, respectively. The maximum amounts outstanding at any one point in time during the nine-month periods ended July 31, 2003 and 2002 were $70.0 million and $31.8 million, respectively.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

     Currently, the Company has limits of $125.0 million per loss and $125.0 million in the aggregate annually for general liability, professional errors and omissions liability and contractor's pollution liability insurance. These policies include self-insured claim retention amounts of $4.0 million, $5.0 million and $5.0 million, respectively. With respect to various claims against the Dames & Moore Group (which the Company acquired in June 1999) that arose from professional errors and omissions prior to the acquisition, the Company has maintained a self-insured retention of $5.0 million per claim.

     Excess limits provided for these coverages are on a "claims made" basis, covering only claims actually made during the policy period currently in effect. Thus, if the Company does not continue to maintain these excess policies, the Company will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. The Company intends to maintain these policies; however, the Company may be unable to maintain existing coverage levels. In addition, claims may exceed the available amount of insurance. The Company believes that any settlement of existing claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. The Company has maintained insurance without lapse for many years with limits in excess of losses sustained.

     At July 31, 2003, the Company had the following guarantee obligations:

          The Company has guaranteed the credit facility of EC III, LLC, a 50%-owned, unconsolidated joint venture, in the event of a default by the joint venture. This joint venture was formed in the ordinary course of business, to perform a contract for the federal government. The term of the guarantee is equal to the remaining term of the underlying debt, which is two years. The maximum potential amount of future payments, which the Company could be required to make under this guarantee at July 31, 2003, is $6.5 million. The Company also maintains a variety of commercial commitments that are generally made to provide support for provisions of its contracts. In addition, letters of credit are provided to clients and others in the ordinary course of business against advance payments and to support other business arrangements. The Company is required to reimburse the issuers of letters of credit for any payments they make under the letters of credit.

          Consistent with industry practice, when performing environmental remediation or other services, the Company will at times provide a guarantee related to the materials, workmanship and fitness of a project site for periods that range from one to three years. The Company is obligated to remedy such work should defects occur; however, the maximum amount of such guarantees cannot be estimated since we are presently unaware of any material defects associated with this work.

                        URS CORPORATION AND SUBSIDIARIES

     On January 18, 2002, the Attorney General of the State of Michigan filed a civil action against Radian International, L.L.C. ("Radian"), one of the Company's subsidiaries, under the title Jennifer M. Granholm, Attorney General of the State of Michigan, and the Michigan Department of Environmental Quality
v. Radian, L.L.C., (Ingham County Michigan Circuit Court). The complaint alleged violations by Radian of the Michigan Hazardous Waste Management Act and the Michigan Air Pollution Control Act and related regulations. The alleged violations stated in the complaint arose out of an environmental remediation project undertaken by Radian in 1997 and 1998 (prior to the Company's acquisition of Radian as part of the Dames & Moore acquisition in 1999) at the Midland, Michigan facility of Dow Chemical Co., during which minor amounts of pollutants were allegedly released into the air in the course of performing maintenance of a hazardous waste incinerator. The Company has settled this civil action for $550,000 and was released from liability related to the allegations set forth in the above complaint.

     Various other legal proceedings are pending against the Company and certain of its subsidiaries alleging, among other things, breaches of contract or negligence in connection with the performance of professional services, the outcome of which can not be predicted with certainty. In some actions, parties are seeking damages, including punitive or treble damages that substantially exceed the Company's insurance coverage. Based on the Company's previous experience with claims settlement and the nature of the pending legal proceedings, however, the Company does not believe that any of the legal proceedings are likely to result in a settlement or judgment against the Company or its subsidiaries that would materially exceed its insurance coverage and have a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 6.  SEGMENT AND RELATED INFORMATION

     Management has organized the Company by geographic divisions, consisting of the Parent, Domestic and International divisions. The Parent division is the legal entity comprised of the URS Corporation alone (the "Parent Company"). The Domestic division is comprised of all offices located in the United States of America. The International division is comprised of all offices in the United Kingdom, Western Europe and the Middle East, the Asia/Pacific region (including Australia, New Zealand, Singapore and Indonesia) and the Americas excluding the U.S. (including Canada, Mexico, and Central and South America).

     The Company provides services throughout the world. While services sold to companies in other countries may be performed and recognized within offices located in the U.S., generally, revenues are classified within the geographic area where the services are performed.

     All of the Company's operations share similar economic characteristics and all of the Company's operating units are managed according to a consistent set of principal metrics and benchmarks determined by management within the Parent division. For example, management plans and controls the rates at which it bills professional and technical staff. Management also sets billable goals for all the Company's professional and technical staff, and aggregates all the indirect costs, including indirect labor expenses, labor fringe expenses, facilities costs, insurance and other miscellaneous expenses.

     All of the Company's operations provide planning, design, program and construction management and operations and maintenance services. These services are provided to federal governmental agencies by virtually all of the Company's business units. Approximately two-thirds of the Company's business units provide these services to local and state governmental agencies and to private sector clients. The Company's services are provided to its clients through a network of local offices, client facilities and specific job sites.

     Services are provided in a similar manner. For example, the use of technology throughout the Company's business units is fairly consistent, as the Company employs computer-aided design (CAD) and project management systems for both general use and web-based job-specific applications.

                        URS CORPORATION AND SUBSIDIARIES

     Based on the above similarities, the Company has concluded that its U.S. operations should be aggregated as one reportable segment and its international operations should be aggregated into another segment. Accounting policies for each of the reportable segments are the same as those of the Company.

     The following table shows summarized financial information (in thousands) on the Company's reportable segments. Included in the "Eliminations" column are elimination of inter-segment sales and elimination of investment in subsidiaries.

                                                             SEGMENTS
                                                    --------------------------
AS OF JULY 31, 2003:                     PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
--------------------                   ----------   ----------   -------------   ------------   ----------
Net accounts receivable..............  $       --   $  781,113     $ 87,711       $      --     $  868,824
Total assets.........................  $1,669,054   $  979,270     $109,958       $(594,877)    $2,163,405

                                                             SEGMENTS
                                                    --------------------------
AS OF OCTOBER 31, 2002:                  PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
-----------------------                ----------   ----------   -------------   ------------   ----------
Net accounts receivable..............  $       --   $  854,784     $ 85,432       $      --     $  940,216
Total assets.........................  $1,697,939   $1,068,449     $103,391       $(640,687)    $2,229,092

                                                                 SEGMENTS
                                                        --------------------------
FOR THE THREE MONTHS ENDED JULY 31, 2003:    PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
-----------------------------------------  ----------   ----------   -------------   ------------   ----------
Revenues...............................    $       --   $  707,906     $ 70,250       $    (111)    $  778,045
Operating income (loss)................    $   (8,703)  $   57,077     $    434       $      --     $   48,808

                                                                 SEGMENTS
                                                        --------------------------
FOR THE THREE MONTHS ENDED JULY 31, 2002:    PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
-----------------------------------------  ----------   ----------   -------------   ------------   ----------
Revenues...............................    $       --   $  528,526     $ 57,561       $  (2,150)    $  583,937
Operating income (loss)................    $   (6,715)  $   47,443     $  1,934       $      --     $   42,662

                                                                SEGMENTS
                                                       --------------------------
FOR THE NINE MONTHS ENDED JULY 31, 2003:    PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
----------------------------------------  ----------   ----------   -------------   ------------   ----------
Revenues..............................    $       --   $2,163,807     $186,031       $  (1,205)    $2,348,633
Operating income (loss)...............    $  (27,551)  $  148,630     $  6,164       $      --     $  127,243

                                                                SEGMENTS
                                                       --------------------------
FOR THE NINE MONTHS ENDED JULY 31, 2002:    PARENT      DOMESTIC    INTERNATIONAL   ELIMINATIONS     TOTAL
----------------------------------------  ----------   ----------   -------------   ------------   ----------
Revenues..............................    $       --   $1,536,531     $161,257       $  (6,443)    $1,691,345
Operating income (loss)...............    $  (19,584)  $  132,908     $  4,618       $      --     $  117,942

     Operating income (loss) is defined as income (loss) before income taxes and net interest expense.

NOTE 7.  GUARANTOR INFORMATION

     In June 1999, the Company issued $200 million in aggregate principal amount of its 12 1/4% notes in connection with the Dames & Moore acquisition, and, in August 2003, the Company issued $200 million in aggregate principal amount due at maturity of its 11 1/2% notes in connection with the EG&G acquisition. At that time, the Company also replaced its existing senior collateralized credit facility with a new $675 million senior secured credit facility.

     Substantially all of the Company's operating domestic subsidiaries have guaranteed the obligations under the Company's senior secured credit facility, and under the 11 1/2% notes due 2009 and the 12 1/4% notes due 2009

                        URS CORPORATION AND SUBSIDIARIES

(collectively, the "Notes"). Each of the subsidiary guarantors has fully and unconditionally guaranteed the Company's obligations on a joint and several basis.

     Substantially all of the Company's income and cash flows are generated by its subsidiaries. The Company has no operating assets or operations other than investments in its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Financial conditions and operating requirements of the subsidiary guarantors may limit the Company's ability to obtain cash from its subsidiaries for the purposes of meeting its debt service obligations, including the payment of principal and interest on the Notes and the senior secured credit facility. In addition, although the terms of the Notes and the senior secured credit facility limit the Company's and the subsidiary guarantors' ability to place contractual restrictions on the flows of funds to the Company, legal restrictions, including government regulations, and contractual obligations associated with secured loans, such as equipment financings, at the subsidiary level may restrict the subsidiary guarantors' ability to pay dividends, make loans or other distributions to the Company.

     Other restrictions imposed by the Notes and the senior secured credit facility include restrictions on the Company's and the subsidiary guarantors' ability to:

      --  incur additional indebtedness;

      --  pay dividends and make distributions to the Company's stockholders;

      --  repurchase or redeem the Company's stock;

      -- repay indebtedness that is junior to the senior secured credit facility or the Notes;

      --  make investments or other restricted payments;

      -- create liens securing debt or other encumbrances on the Company's assets;

      --   acquire the assets of, or merge or consolidate with, other companies;

      --   sell or exchange assets;

      --   enter into sale-leaseback transactions; and

      -- enter into transactions with the Company's shareholders and affiliates.

     The senior secured credit facility also restricts the Company and its subsidiaries from entering into negative pledge agreements and imposes restrictions on their ability to make capital expenditures.

     In addition, if a change of control occurs, each holder of the Notes will have the right to require the Company to repurchase all or part of the holder's Notes at a price equal to 101% of the principal amount of the Notes, plus any accrued interest to the date of repurchase.

     The following information sets forth the condensed consolidating balance sheets of the Company as of July 31, 2003 and October 31, 2002, the condensed consolidating statements of operations and comprehensive income for the three and nine months ended July 31, 2003 and 2002, and the condensed consolidating statements of cash flows for the nine months ended July 31, 2003 and 2002. The EG&G businesses, acquired on August 22, 2002, are subsidiary guarantors and have been included in the statements of financial position as of July 31, 2003 and October 31, 2002, as well as in the statements of operations and comprehensive income and cash flows for the three and nine months ended July 31, 2003 from the date of acquisition. Entries necessary to consolidate the Company and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Company and its subsidiaries that guarantee the Notes would not provide additional material information that would be useful in assessing the financial condition of such subsidiaries.

                                URS CORPORATION

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                        AS OF JULY 31, 2003
                                 ------------------------------------------------------------------
                                                           SUBSIDIARY
                                              SUBSIDIARY      NON-
                                   PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                 ----------   ----------   ----------   ------------   ------------
                                                           (IN THOUSANDS)
                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....  $   (1,084)   $ 10,473     $  6,158     $      --      $   15,547
  Accounts receivable, net.....          --     781,113       87,711            --         868,824
  Other current assets.........      29,454      14,254        2,138            --          45,846
                                 ----------    --------     --------     ---------      ----------
     Total current assets......      28,370     805,840       96,007            --         930,217
Property and equipment at cost,
  net..........................       2,298     138,944       13,266            --         154,508
Goodwill, net..................   1,004,680          --           --            --       1,004,680
Purchased intangible assets,
  net..........................      12,245          --           --            --          12,245
Investment in subsidiaries.....     594,877          --           --      (594,877)             --
Other assets...................      26,584      34,486          685            --          61,755
                                 ----------    --------     --------     ---------      ----------
                                 $1,669,054    $979,270     $109,958     $(594,877)     $2,163,405
                                 ==========    ========     ========     =========      ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt......................  $   17,760    $ 15,677     $    103     $      --      $   33,540
  Accounts payable.............       5,950     143,592        9,395            --         158,937
  Accrued expenses and other...      49,954     145,240       16,519            --         211,713
  Billings in excess of costs
     and accrued earnings on
     contracts in process......          --      87,406       10,790            --          98,196
                                 ----------    --------     --------     ---------      ----------
     Total current
       liabilities.............      73,664     391,915       36,807                       502,386
Long-term debt.................     779,152      31,917          479            --         811,548
Other..........................      80,923      32,184        1,049            --         114,156
                                 ----------    --------     --------     ---------      ----------
     Total liabilities.........     933,739     456,016       38,335            --       1,428,090
                                 ----------    --------     --------     ---------      ----------
Total stockholders' equity.....     735,315     523,254       71,623      (594,877)        735,315
                                 ----------    --------     --------     ---------      ----------
                                 $1,669,054    $979,270     $109,958     $(594,877)     $2,163,405
                                 ==========    ========     ========     =========      ==========

                                URS CORPORATION

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                       AS OF OCTOBER 31, 2002
                                 ------------------------------------------------------------------
                                                           SUBSIDIARY
                                              SUBSIDIARY      NON-
                                   PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                 ----------   ----------   ----------   ------------   ------------
                                                           (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents....  $   (4,000)  $  11,240     $  2,732     $      --      $    9,972
  Accounts receivable, net.....          --     854,784       85,432            --         940,216
  Other current assets.........      21,516      14,942        1,685            --          38,143
                                 ----------   ----------    --------     ---------      ----------
     Total current assets......      17,516     880,966       89,849            --         988,331
Property and equipment at cost,
  net..........................       1,802     142,109       12,613            --         156,524
Goodwill, net..................   1,001,629          --           --            --       1,001,629
Purchased intangible assets,
  net..........................      14,500          --           --            --          14,500
Investment in subsidiaries.....     640,687          --           --      (640,687)             --
Other assets...................      21,805      45,374          929            --          68,108
                                 ----------   ----------    --------     ---------      ----------
                                 $1,697,939   $1,068,449    $103,391     $(640,687)     $2,229,092
                                 ==========   ==========    ========     =========      ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt......................  $   16,200   $  14,016     $     82     $      --      $   30,298
  Accounts payable.............        (783)    189,923       15,249            --         204,389
  Accrued expenses and other...      62,387     141,484       12,961            --         216,832
  Billings in excess of costs
     and accrued earnings on
     contracts in process......          --      83,004        9,231            --          92,235
                                 ----------   ----------    --------     ---------      ----------
     Total current
       liabilities.............      77,804     428,427       37,523            --         543,754
Long-term debt.................     889,105      33,780          978            --         923,863
Other..........................      50,445      30,292          153            --          80,890
                                 ----------   ----------    --------     ---------      ----------
     Total liabilities.........  $1,017,354   $ 492,499     $ 38,654            --      $1,548,507
                                 ----------   ----------    --------     ---------      ----------
Mandatorily redeemable Series D
  senior convertible
  participating preferred
  stock........................      46,733          --           --            --          46,733
Total stockholders' equity.....     633,852     575,950       64,737      (640,687)        633,852
                                 ----------   ----------    --------     ---------      ----------
                                 $1,697,939   $1,068,449    $103,391     $(640,687)     $2,229,092
                                 ==========   ==========    ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                   THREE MONTHS ENDED JULY 31, 2003
                                   ----------------------------------------------------------------
                                                           SUBSIDIARY
                                              SUBSIDIARY      NON-
                                    PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                   --------   ----------   ----------   ------------   ------------
                                                            (IN THOUSANDS)
                                                             (UNAUDITED)
Revenues.........................  $     --    $707,906     $70,250       $   (111)      $778,045
Direct operating expenses........        --     447,485      37,803           (111)       485,177
                                   --------    --------     -------       --------       --------
  Gross profit...................        --     260,421      32,447             --        292,868
                                   --------    --------     -------       --------       --------
Indirect expenses:
  Indirect, general and
     administrative..............     8,703     203,344      32,013             --        244,060
  Interest expense, net..........    19,661         407         264             --         20,332
                                   --------    --------     -------       --------       --------
                                     28,364     203,751      32,277             --        264,392
                                   --------    --------     -------       --------       --------
Income (loss) before taxes.......   (28,364)     56,670         170             --         28,476
Income tax expense...............    10,402         701         287             --         11,390
                                   --------    --------     -------       --------       --------
Income (loss) before equity in
  net earnings of subsidiaries...   (38,766)     55,969        (117)            --         17,086
Equity in net earnings of
  subsidiaries...................    55,852          --          --        (55,852)            --
                                   --------    --------     -------       --------       --------
Net income (loss)................    17,086      55,969        (117)       (55,852)        17,086
Other comprehensive income:
  Foreign currency translation
     adjustment..................        --          --         272             --            272
                                   --------    --------     -------       --------       --------
Comprehensive income.............  $ 17,086    $ 55,969     $   155       $(55,852)      $ 17,358
                                   ========    ========     =======       ========       ========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                   THREE MONTHS ENDED JULY 31, 2002
                                   ----------------------------------------------------------------
                                                           SUBSIDIARY
                                              SUBSIDIARY      NON-
                                    PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                   --------   ----------   ----------   ------------   ------------
                                                            (IN THOUSANDS)
                                                             (UNAUDITED)
Revenues.........................  $     --    $528,526     $57,561       $ (2,150)      $583,937
Direct operating expenses........        --     324,228      31,459         (2,150)       353,537
                                   --------    --------     -------       --------       --------
  Gross profit...................        --     204,298      26,102             --        230,400
                                   --------    --------     -------       --------       --------
Indirect expenses:
  Indirect, general and
     administrative..............     6,715     156,855      24,168             --        187,738
  Interest expense, net..........    11,550         378         142             --         12,070
                                   --------    --------     -------       --------       --------
                                     18,265     157,233      24,310             --        199,808
                                   --------    --------     -------       --------       --------
Income (loss) before taxes.......   (18,265)     47,065       1,792             --         30,592
Income tax expense...............    10,391          29       1,810             --         12,230
                                   --------    --------     -------       --------       --------
Income (loss) before equity in
  net earnings of subsidiaries...   (28,656)     47,036         (18)            --         18,362
Equity in net earnings of
  subsidiaries...................    47,018          --          --        (47,018)            --
                                   --------    --------     -------       --------       --------
Net income (loss)................    18,362      47,036         (18)       (47,018)        18,362
Preferred stock dividend.........     1,055          --          --             --          1,055
                                   --------    --------     -------       --------       --------
Net income (loss) available for
  common stockholders............    17,307      47,036         (18)       (47,018)        17,307
Other comprehensive income:
  Foreign currency translation
     adjustment..................        --          --       2,550             --          2,550
                                   --------    --------     -------       --------       --------
Comprehensive income.............  $ 17,307    $ 47,036     $ 2,532       $(47,018)      $ 19,857
                                   ========    ========     =======       ========       ========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                   NINE MONTHS ENDED JULY 31, 2003
                                  -----------------------------------------------------------------
                                                           SUBSIDIARY
                                              SUBSIDIARY      NON-
                                   PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                  ---------   ----------   ----------   ------------   ------------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)
Revenues........................  $      --   $2,163,807    $186,031     $  (1,205)     $2,348,633
Direct operating expenses.......         --   1,384,296       98,249        (1,205)      1,481,340
                                  ---------   ----------    --------     ---------      ----------
  Gross profit..................         --     779,511       87,782            --         867,293
                                  ---------   ----------    --------     ---------      ----------
Indirect expenses:
  Indirect, general and
     administrative.............     27,551     630,881       81,618            --         740,050
  Interest expense, net.........     60,943       1,290          680            --          62,913
                                  ---------   ----------    --------     ---------      ----------
                                     88,494     632,171       82,298            --         802,963
                                  ---------   ----------    --------     ---------      ----------
Income (loss) before taxes......    (88,494)    147,340        5,484            --          64,330
Income tax expense..............     22,310         834        2,586            --          25,730
                                  ---------   ----------    --------     ---------      ----------
Income (loss) before equity in
  net earnings of
  subsidiaries..................   (110,804)    146,506        2,898            --          38,600
Equity in net earnings of
  subsidiaries..................    149,404          --           --      (149,404)             --
                                  ---------   ----------    --------     ---------      ----------
Net income......................     38,600     146,506        2,898      (149,404)         38,600
Other comprehensive income:
  Foreign currency translation
     adjustment.................         --          --        3,178            --           3,178
                                  ---------   ----------    --------     ---------      ----------
Comprehensive income............  $  38,600   $ 146,506     $  6,076     $(149,404)     $   41,778
                                  =========   ==========    ========     =========      ==========

                                URS CORPORATION

    CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

                                                              NINE MONTHS ENDED JULY 31, 2002
                                              ----------------------------------------------------------------
                                                                      SUBSIDIARY
                                                         SUBSIDIARY      NON-
                                               PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                              --------   ----------   ----------   ------------   ------------
                                                                       (IN THOUSANDS)
                                                                        (UNAUDITED)
Revenues....................................  $     --   $1,536,531    $161,257     $  (6,443)     $1,691,345
Direct operating expenses...................        --      938,089      85,399        (6,443)      1,017,045
                                              --------   ----------    --------     ---------      ----------
  Gross profit..............................        --      598,442      75,858            --         674,300
                                              --------   ----------    --------     ---------      ----------
Indirect expenses:
  Indirect, general and administrative......    19,584      465,534      71,240            --         556,358
  Interest expense, net.....................    35,461        1,167         380            --          37,008
                                              --------   ----------    --------     ---------      ----------
                                                55,045      466,701      71,620            --         593,366
                                              --------   ----------    --------     ---------      ----------
Income (loss) before taxes..................   (55,045)     131,741       4,238            --          80,934
Income tax expense..........................    29,454          195       2,721            --          32,370
                                              --------   ----------    --------     ---------      ----------
Income (loss) before equity in net earnings
  of subsidiaries...........................   (84,499)     131,546       1,517            --          48,564
Equity in net earnings of subsidiaries......   133,063           --          --      (133,063)             --
                                              --------   ----------    --------     ---------      ----------
Net income..................................    48,564      131,546       1,517      (133,063)         48,564
Preferred stock dividend....................     5,939           --          --            --           5,939
                                              --------   ----------    --------     ---------      ----------
Net income available for common
  stockholders..............................    42,625      131,546       1,517      (133,063)         42,625
Other comprehensive income:
  Foreign currency translation adjustment...        --           --         121            --             121
                                              --------   ----------    --------     ---------      ----------
Comprehensive income........................  $ 42,625   $  131,546    $  1,638     $(133,063)     $   42,746
                                              ========   ==========    ========     =========      ==========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                              NINE MONTHS ENDED JULY 31, 2003
                                             -----------------------------------------------------------------
                                                                      SUBSIDIARY
                                                         SUBSIDIARY      NON-
                                              PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                             ---------   ----------   ----------   ------------   ------------
                                                                      (IN THOUSANDS)
                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income...............................  $  38,600    $146,506      $2,898      $(149,404)     $  38,600
                                             ---------    --------      ------      ---------      ---------
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization............      3,585      25,678       2,547             --         31,810
  Amortization of financing fees...........      5,553          --          --             --          5,553
  Receivable allowances....................         --       1,086        (249)            --            837
  Deferred income taxes....................     (1,000)         --          --             --         (1,000)
  Stock compensation.......................      3,665          --          --             --          3,665
  Tax benefit of stock options.............        161          --          --             --            161
  Equity in net earnings of subsidiaries...   (149,404)         --          --        149,404             --
Changes in current assets and liabilities:
  Accounts receivable and costs and accrued
    earnings in excess of billings on
    contracts in process...................         --      72,585      (2,030)            --         70,555
  Prepaid expenses and other assets........     (1,853)     (2,496)       (454)            --         (4,803)
  Accounts payable, accrued salaries and
    wages and accrued expenses.............    188,768    (241,547)      1,417         (3,228)       (54,590)
  Billings in excess of costs and accrued
    earnings on contracts in process.......         --       4,402       1,559             --          5,961
  Deferred compensation and other, net.....     16,205      15,885       1,228          3,228         36,546
                                             ---------    --------      ------      ---------      ---------
    Total adjustments......................     65,680    (124,407)      4,018        149,404         94,695
                                             ---------    --------      ------      ---------      ---------
      Net cash provided by operating
         activities........................    104,280      22,099       6,916             --        133,295
                                             ---------    --------      ------      ---------      ---------
Cash flows from investing activities:
  Capital expenditures.....................       (313)     (9,657)     (3,137)            --        (13,107)
                                             ---------    --------      ------      ---------      ---------
      Net cash used by investing
         activities........................       (313)     (9,657)     (3,137)            --        (13,107)
                                             ---------    --------      ------      ---------      ---------
Cash flows from financing activities:
  Net principal borrowings (payments) on
    long-term debt, bank borrowings and
    capital lease obligations..............   (110,104)    (13,209)       (353)            --       (123,666)
  Proceeds from sale of common shares and
    exercise of stock options..............      9,053          --          --             --          9,053
                                             ---------    --------      ------      ---------      ---------
      Net cash used by financing
         activities........................   (101,051)    (13,209)       (353)            --       (114,613)
                                             ---------    --------      ------      ---------      ---------
Net increase (decrease) in cash............      2,916        (767)      3,426             --          5,575
Cash and cash equivalents at beginning of
  year.....................................     (4,000)     11,240       2,732             --          9,972
                                             ---------    --------      ------      ---------      ---------
Cash and cash equivalents at end of year...  $  (1,084)   $ 10,473      $6,158      $      --      $  15,547
                                             =========    ========      ======      =========      =========

                                URS CORPORATION

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                      NINE MONTHS ENDED JULY 31, 2002
                                     -----------------------------------------------------------------
                                                              SUBSIDIARY
                                                 SUBSIDIARY      NON-
                                      PARENT     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                     ---------   ----------   ----------   ------------   ------------
                                                              (IN THOUSANDS)
                                                                (UNAUDITED)
Cash flows from operating
  activities:
  Net income.......................  $  48,564   $ 131,546     $ 1,517      $(133,063)      $ 48,564
                                     ---------   ---------     -------      ---------       --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization....        316      20,612       2,153             --         23,081
  Amortization of financing fees...      2,801          --          --             --          2,801
  Receivable allowances............         --          27       1,929             --          1,956
  Deferred income taxes............      4,096          --          --             --          4,096
  Stock compensation...............      1,707          --          --             --          1,707
  Tax benefit of stock options.....      3,800          --          --             --          3,800
  Equity in net earnings of
     subsidiaries..................   (133,063)         --          --        133,063             --
Changes in current assets and
  liabilities:
  Accounts receivable and costs and
     accrued earnings in excess of
     billings on contracts in
     process.......................         --      33,077      (7,162)            --         25,915
  Prepaid expenses and other
     assets........................       (914)      1,443      (2,474)            --         (1,945)
  Accounts payable, accrued
     salaries and wages and accrued
     expenses......................    122,785    (133,768)      8,262           (120)        (2,841)
  Billings in excess of costs and
     accrued earnings on contracts
     in process....................         --     (13,477)        828             --        (12,649)
  Deferred compensation and other,
     net...........................        848      10,291        (397)           120         10,862
                                     ---------   ---------     -------      ---------       --------
     Total adjustments.............      2,376     (81,795)      3,139        133,063         56,783
                                     ---------   ---------     -------      ---------       --------
       Net cash provided by
          operating activities.....     50,940      49,751       4,656             --        105,347
                                     ---------   ---------     -------      ---------       --------
Cash flows from investing
  activities:
  Capital expenditures.............     (1,604)    (41,978)     (2,673)            --        (46,255)
                                     ---------   ---------     -------      ---------       --------
       Net cash used by investing
          activities...............     (1,604)    (41,978)     (2,673)            --        (46,255)
                                     ---------   ---------     -------      ---------       --------
Cash flows from financing
  activities:
  Net principal payments on
     long-term debt, bank
     borrowings and capital lease
     obligations...................    (42,174)    (10,393)     (3,578)            --        (56,145)
  Proceeds from sale of common
     shares and exercise of stock
     options.......................     17,116          --          --             --         17,116
                                     ---------   ---------     -------      ---------       --------
       Net cash used by financing
          activities...............    (25,058)    (10,393)     (3,578)            --        (39,029)
                                     ---------   ---------     -------      ---------       --------
Net increase (decrease) in cash....     24,278      (2,620)     (1,595)            --         20,063
Cash and cash equivalents at
  beginning of year................      1,699       9,371      12,328             --         23,398
                                     ---------   ---------     -------      ---------       --------
Cash and cash equivalents at end of
  year.............................  $  25,977   $   6,751     $10,733      $      --       $ 43,461
                                     =========   =========     =======      =========       ========

                                URS CORPORATION

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED JULY 31, 2002

                                                                                             PRO FORMA
                                                                                               NINE
                                                EG&G             LEAR                         MONTHS
                                 URS         TECHNICAL         SIEGLER                         ENDED
                             CORPORATION   SERVICES, INC.   SERVICES, INC.   ADJUSTMENTS   JULY 31, 2002
                             -----------   --------------   --------------   -----------   -------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES...................  $1,691,345       $399,553         $287,766       $     --      $2,378,664
                             ----------       --------         --------       --------      ----------
EXPENSES:
  Direct operating.........   1,017,045        350,937          270,709         (3,130)(a)   1,508,930
                                                                              (126,631)(b)
  Indirect, general and
     administrative........     556,358         27,596           12,493          3,205(c)      726,283
                                                                               126,631(b)
  Amortization of
     goodwill..............          --          1,619               --         (1,619)(d)          --
  Interest expense, net....      37,008          6,791            5,176         14,574(e)       63,549
                             ----------       --------         --------       --------      ----------
     Total expenses........   1,610,411        386,943          288,378         13,030       2,298,762
                             ----------       --------         --------       --------      ----------
Income (loss) before taxes
  and preferred stock
  dividend.................      80,934         12,610             (612)       (13,030)         79,902
Income tax expense
  (benefit)................      32,370          4,392            3,418         (5,212)(f)      34,968
                             ----------       --------         --------       --------      ----------
Net income (loss)..........      48,564          8,218           (4,030)        (7,818)         44,934
Preferred stock dividend...       5,939             --               --             --(g)        5,939
                             ----------       --------         --------       --------      ----------
Net income (loss) available
  for common
  stockholders.............  $   42,625       $  8,218         $ (4,030)      $ (7,818)     $   38,995
                             ==========       ========         ========       ========      ==========
Net income per common
  share:
  Basic....................  $     2.15                                                     $     1.45(h)
                             ==========                                                     ==========
  Diluted..................  $     1.86                                                     $     1.35(h)
                             ==========                                                     ==========
Weighted-average shares
  outstanding:
  Basic....................      19,851                                                         26,851
                             ==========                                                     ==========
  Diluted..................      26,227                                                         33,235
                             ==========                                                     ==========

  See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

     The unaudited pro forma condensed combined statement of operations for the nine months ended July 31, 2002 has been prepared in accordance with Article 11 of Regulation S-X under the Securities and Exchange Act to give effect to the August 22, 2002 acquisition of EG&G Technical Services, Inc. and Lear Siegler Services, Inc. and related financing as if they had occurred on November 1, 2001.

(a) Reflects the amortization of liability arising from the fair market valuation of unfavorable EG&G Technical Services and Lear Siegler Services contracts in process at the date URS acquired the EG&G business.

(b) Reflects reclassification of EG&G Technical Services and Lear Siegler Services expenses from direct operating expenses to indirect general and administrative expenses to conform to URS classification.

(c) Reflects the amortization of purchased intangible assets acquired in the EG&G acquisition. Amortizable purchased intangible assets consist of the fair market value of customer backlog, which is amortized over the remaining contract period, and software, which is amortized on a straight line basis over the estimated useful life of three years.

(d) Reflects the elimination of goodwill amortization previously recorded by EG&G Technical Services.

(e) Reflects estimated incremental interest expense associated with debt incurred as part of the financing related to the EG&G acquisition and estimated amortization of debt financing costs. No amounts are assumed to be drawn under the revolving credit facility.

                                                              9 MONTHS
                                                               ENDED
                                                              JULY 31,
                                                                2002
                                                              --------
Interest expense calculated based on current rates..........  $ 63,549
Less: Historical interest expense--URS......................   (37,008)
Less: Historical interest expense--EG&G Technical
  Services..................................................    (6,791)
Less: Historical interest expense--Lear Siegler.............    (5,176)
                                                              --------
Adjustment--increase in interest expense....................  $ 14,574
                                                              ========

                                                                              VARIABLE                  VARIABLE
                                                                              INTEREST                  INTEREST
                                                                               RANGE       CURRENT/      RANGE
                                                        ACTUAL               12.5 BASIS     ACTUAL     12.5 BASIS
DEBT INSTRUMENT                                          RATE     AMOUNT    POINTS BELOW     RATE     POINTS ABOVE
---------------                                         ------   --------   ------------   --------   ------------
EXISTING DEBT TO REMAIN OUTSTANDING:
  Interest expense....................................     --          --     $22,569      $22,569      $22,569
NEW DEBT:
  11 1/2% senior notes due 2009.......................  12.00%   $195,280      17,574       17,574       17,574
  Senior secured credit facility:
    Revolving credit facility.........................   6.75%         --          --           --           --
    Term Loan A.......................................   4.81%    118,750       4,173        4,510        4,395
    Term Loan B.......................................   5.31%    348,250      13,543       14,225       14,196
  Other annual financial fees.........................     --          --         696          696          696
  Amortization of debt financing costs................     --          --       3,975        3,975        3,975
                                                                              -------      -------      -------
                                                                              $62,530      $63,549      $63,405
                                                                              =======      =======      =======

(f) Reflects the tax effect of all adjustments at an assumed statutory tax rate of 40.0%.

(g) No adjustments were made to accrue preferred stock dividends on the Series D Preferred Stock issued as part of the EG&G acquisition since these shares would have been approved for conversion to common shares.

(h) Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period and assuming the issuance of shares of common stock in connection with the EG&G acquisition occurred at the beginning of the period presented. Diluted net income per share of common stock is computed assuming conversion or exercise of all convertible securities, option and warrants. Both basic and diluted net income per share calculations assume the Series D Preferred Stock has been converted at the beginning of the period presented into 2,106,674 shares of common stock based on the liquidation preference of $467.33 calculated in accordance with the merger agreement.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED OCTOBER 31, 2002

                                                        EG&G
                                                      TECHNICAL       LEAR
                                                      SERVICES       SIEGLER                    PRO FORMA
                                        URS YEAR     NOVEMBER 1,   NOVEMBER 1,                    YEAR
                                          ENDED        2001 TO       2001 TO                      ENDED
                                       OCTOBER 31,   AUGUST 21,    AUGUST 21,                  OCTOBER 31,
                                          2002          2002          2002       ADJUSTMENTS      2002
                                       -----------   -----------   -----------   -----------   -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES.............................  $2,427,827     $448,157      $309,399      $     --     $3,185,383
                                       ----------     --------      --------      --------     ----------
EXPENSES:
  Direct operating...................   1,489,386      394,373       291,772        (3,992)(a)  2,006,054
                                                                                  (165,485)(b)
  Indirect, general and
     administrative..................     791,625       31,907        17,388         4,059(c)   1,010,464
                                                                                  (165,485)(b)
  Amortization of goodwill...........          --        1,619            --        (1,619)(d)         --
  Interest expense, net..............      55,705        8,804         5,646        14,218(e)      84,373
                                       ----------     --------      --------      --------     ----------
     Total expenses..................   2,336,716      436,703       314,806        12,666      3,100,891
                                       ----------     --------      --------      --------     ----------
Income (loss) before taxes and
  preferred stock dividend...........      91,111       11,454        (5,407)      (12,666)        84,492
Income tax expense (benefit).........      35,940        3,831         3,173        (5,066)(f)     37,878
                                       ----------     --------      --------      --------     ----------
Net income (loss)....................      55,171        7,623        (8,580)       (7,600)        46,614
Preferred stock dividend.............       5,939           --            --            --(g)       5,939
                                       ----------     --------      --------      --------     ----------
NET INCOME (LOSS) AVAILABLE FOR
  COMMON STOCKHOLDERS................  $   49,232     $  7,623      $ (8,580)     $ (7,600)    $   40,675
                                       ==========     ========      ========      ========     ==========
Net income per common share:
  Basic..............................  $     2.18                                              $     1.44(h)
                                       ==========                                              ==========
  Diluted............................  $     2.03                                              $     1.42(h)
                                       ==========                                              ==========
Weighted-average shares outstanding:
  Basic..............................      22,554                                                  28,224
                                       ==========                                              ==========
  Diluted............................      27,138                                                  32,809
                                       ==========                                              ==========

  See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

     The unaudited pro forma condensed combined statement of operations for the year ended October 31, 2002 has been prepared in accordance with Article 11 of Regulation S-X under the Securities and Exchange Act to give effect to the August 22, 2002 acquisition of EG&G Technical Services, Inc. and Lear Siegler Services, Inc. and related financing as if they had occurred on November 1, 2001.

(a) Reflects the amortization of liability arising from the fair market valuation of unfavorable EG&G Technical Services and Lear Siegler Services contracts in process at the date URS acquired the EG&G business.

(b) Reflects reclassification of EG&G Technical Services and Lear Siegler Services expenses from direct operating expenses to indirect general and administrative expenses to conform to URS classification.

(c) Reflects the amortization of purchased intangible assets acquired in the EG&G acquisition. Amortizable purchased intangible assets consist of the fair market value of customer backlog, which is amortized over the remaining contract period, and software, which is amortized on a straight line basis over the estimated useful life of three years.

(d) Reflects the elimination of goodwill amortization previously recorded by EG&G Technical Services.

(e) Reflects estimated incremental interest expense associated with debt incurred as part of the financing related to the EG&G acquisition and estimated amortization of debt financing costs. No amounts are assumed to be drawn under the revolving credit facility.

                                                               12 MONTHS
                                                                 ENDED
                                                              OCTOBER 31,
                                                                 2002
                                                              -----------
Interest expense calculated based on current rates..........   $ 84,373
Less: Historical interest expense--URS......................    (55,705)
Less: Historical interest expense--EG&G Technical
  Services..................................................     (8,804)
Less: Historical interest expense--Lear Siegler.............     (5,646)
                                                               --------
Adjustment--increase in interest expense....................   $ 14,218
                                                               ========

                                                                              VARIABLE                  VARIABLE
                                                                              INTEREST                  INTEREST
                                                                               RANGE       CURRENT/      RANGE
                                                        ACTUAL               12.5 BASIS     ACTUAL     12.5 BASIS
DEBT INSTRUMENT                                          RATE     AMOUNT    POINTS BELOW     RATE     POINTS ABOVE
---------------                                         ------   --------   ------------   --------   ------------
EXISTING DEBT TO REMAIN OUTSTANDING:
  Interest expense....................................     --          --     $30,270      $30,270      $30,270
NEW DEBT:
  11 1/2% senior notes due 2009.......................  12.00%   $195,280      23,434       23,434       23,434
  Senior secured credit facility:
    Revolving credit facility.........................   6.75%         --          --           --           --
    Term Loan A.......................................   4.90%    115,625       5,525        5,670        5,814
    Term Loan B.......................................   5.40%    347,375      18,336       18,771       19,205
  Other annual financial fees.........................     --          --         928          928          928
  Amortization of debt financing costs................     --          --       5,300        5,300        5,300
                                                                              -------      -------      -------
                                                                              $83,793      $84,373      $84,951
                                                                              =======      =======      =======

(f) Reflects the tax effect of all adjustments at an assumed statutory tax rate of 40.0%.

(g) No adjustments were made to accrue preferred stock dividends on the Series D Preferred Stock issued as part of the EG&G acquisition since these shares would have been approved for conversion to common shares.

(h) Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period and assuming the issuance of shares of common stock in connection with the EG&G acquisition occurred at the beginning of the period presented. Diluted net income per share of common stock is computed assuming conversion or exercise of all convertible securities, option and warrants. Both basic and diluted net income per share calculations assume the Series D Preferred Stock has been converted at the beginning of the period presented into 2,106,674 shares of common stock based on the liquidation preference of $467.33 calculated in accordance with the merger agreement.

PROSPECTUS

                                  $300,000,000
                                URS CORPORATION
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS
                                DEBT SECURITIES

     From time to time, we may sell common stock, preferred stock, warrants and/or debt securities with a total value of up to $75 million. Any preferred stock that we sell may be sold as shares of preferred stock or represented by depositary shares. Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants.

     We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by certain of our subsidiaries. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

     The selling stockholders identified in this prospectus may sell up to $225 million in aggregate initial offering price of our common stock in connection with this prospectus. Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of the shares by any selling stockholder. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

     Our common stock is traded on the New York Stock Exchange under the symbol "URS." On July 31, 2003, the last reported sale price for our common stock, as reported on the New York Stock Exchange, was $20.00 per share.

                            ------------------------

     INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" CONTAINED IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORT ON FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

     THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

     The securities may be sold directly by us or the selling stockholders to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 8, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................   ii
URS Corporation.............................................    1
The Securities We and the Selling Stockholders May Offer....    1
Risk Factors................................................    4
Special Note Regarding Forward Looking Statements...........    4
Ratio of Earnings to Fixed Charges..........................    5
Use of Proceeds.............................................    6
Description of Capital Stock................................    6
Description of Depositary Shares............................    8
Description of Warrants.....................................   11
Description of Debt Securities..............................   14
Legal Ownership of Securities...............................   20
Selling Stockholders........................................   23
Plan of Distribution........................................   24
Legal Matters...............................................   25
Experts.....................................................   25
Where You Can Get More Information..........................   26
Incorporation of Certain Documents by Reference.............   26

     You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf registration process, we may offer from time to time any combination of securities described in this prospectus in one or more offerings up to a total amount of $75 million, and our selling stockholders may sell up to $225 million in aggregate initial offering price of our common stock. This prospectus provides you with a general description of the securities we and our selling stockholders may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities. Any prospectus supplement may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

                                URS CORPORATION

OVERVIEW

     We are one of the largest professional engineering firms in the United States. We provide a comprehensive range of professional planning, design, program and construction management and operations and maintenance services to local, state and federal government agencies and large private sector clients through a network of approximately 240 principal offices and contract-specific job sites in all 50 states and over 20 foreign countries.

     We are incorporated in Delaware and our principal corporate office is located at 600 Montgomery Street, 25th Floor, San Francisco, California 94111-2727. Our telephone number is (415) 774-2700. Information contained on our Web site does not constitute part of this prospectus. References in the prospectus to "URS," "we," "our," "us" and the "Company" refer to URS Corporation, a Delaware corporation and its subsidiaries.

            THE SECURITIES WE AND THE SELLING STOCKHOLDERS MAY OFFER

     We may offer shares of our common stock and preferred stock, various series of debt securities and/or warrants to purchase any of such securities with a total value of up to $75 million from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. In addition, the selling stockholders identified in this prospectus may sell up to $225 million in aggregate initial offering price of our common stock under this prospectus. Any preferred stock that we may offer may be offered either as shares of preferred stock or be represented by depositary shares. This prospectus provides you with a general description of the securities we or any selling stockholders may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

      --   designation or classification;

      --   aggregate principal amount or aggregate offering price;

      --   maturity;

      --   original issue discount, if any;

      --   rates and times of payment of interest or dividends, if any;

      --   redemption, conversion, exchange or sinking fund terms, if any;

      -- conversion or exchange prices or rates, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange;

      --   ranking;

      --   restrictive covenants, if any;

      --   voting or other rights, if any; and

      --   important federal income tax considerations.

     The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus.

     THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     We and the selling stockholders may sell the securities directly to or through agents, underwriters or dealers. We, the selling stockholders and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we or the selling stockholders do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

      --   the names of those agents or underwriters;

      --   applicable fees, discounts and commissions to be paid to them;

      --   details regarding over-allotment options, if any; and

      --   the net proceeds to us and/or the selling stockholders.

COMMON STOCK

     We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

PREFERRED STOCK

     We may issue shares of our preferred stock from time to time, in one or more series. Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. As of the date of this prospectus, there are no shares of preferred stock outstanding.

     We will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. We urge you to read the prospectus supplements related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

DEPOSITARY SHARES

     We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.

     Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. In this prospectus, we have summarized certain general features of the depositary shares. We will incorporate by reference into the registration statement of which this prospectus is a part the form of deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. We urge you to read the prospectus supplements related to any depositary shares being sold, as well as the complete deposit agreement and depositary receipt that contains the terms of the depositary shares.

WARRANTS

     We may issue warrants for the purchase of common stock, preferred stock, depositary shares and/or debt securities in one or more series, from time to time. We may issue warrants independently or together with common stock, preferred stock, depositary shares and/or debt securities, and the warrants may be attached to or separate from those securities.

     The warrants will be evidenced by warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. In this prospectus, we have summarized certain general features of the warrants. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. We urge you to read the prospectus supplements related to the series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the applicable series of warrants.

DEBT SECURITIES

     We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants. The senior debt securities will rank equally with any other unsubordinated debt that we may have and may be secured or unsecured. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all or some portion of our indebtedness. Any convertible debt securities that we issue will be convertible into or exchangeable for our common stock or other securities of ours. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

     The debt securities will be issued under one or more documents called indentures, which are contracts between us and a trustee for the holders of the debt securities. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the prospectus supplements related to the series of debt securities being offered, as well as the complete indentures that contain the terms of the debt securities. Indentures have been filed as exhibits to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of debt securities being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we file with the SEC.

                                  RISK FACTORS

     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "RISK FACTORS" contained in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, which are incorporated herein by reference in their entirety (the "URS Risk Factors").

     Investment in our securities involves risks. You should consider carefully the URS Risk Factors, as well as other information in this prospectus and any prospectus supplement before purchasing any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the filings incorporated into this prospectus by reference contain forward-looking statements within the meaning of Section 17A of the Securities Act and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are subject to the "safe harbor" created by those sections. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "opportunity," "plans," "potential," "predicts," or "will," the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended subsequent to our filing of such Annual Report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, the following:

      -- our substantial indebtedness, which could adversely affect our financial condition;

      -- our ability to generate or borrow enough cash to service our debt, which could result in bankruptcy or otherwise impair our ability to maintain sufficient liquidity to continue our operations;

      -- our ability to service our debt if our subsidiaries do not make sufficient distributions to us;

      -- restrictive covenants in our senior secured credit facility and the indentures relating to our outstanding notes and our other outstanding indebtedness, which may restrict our ability to pursue business strategies;

      -- adverse effects associated with the current economic downturn, which could cause our revenues to decline and our financial condition to deteriorate;

      -- the successful integration of the businesses of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (collectively, "EG&G"), which we acquired in August 2002, as failure to so integrate will prevent us from achieving the anticipated cost savings and other benefits on which our decision to consummate the EG&G acquisition was based;

      -- any disruption in government funding or in our relationship with government agencies from which we derive a substantial portion of our revenues, as any such disruption could adversely affect our business with these agencies and cause our revenues to suffer;

      -- any deemed violation of procurement rules and regulations or other public sector liabilities to which we are subject as a government contractor, which could lead to fines or penalties or a loss of business;

      -- the unexpected termination of our government contracts at any time prior to their completion, which may result in a reduction of our backlog or direct losses on partially completed government projects;

      -- unexpected terminations of all or some of our backlog of orders, which could negatively affect our anticipated revenues;

      -- any negative government audit, which could adversely result in an adjustment of our revenues and cost, impair our reputation and result in civil and criminal penalties;

      -- any inability to estimate accurately our costs in performing services for our clients, which could cause us to have low profit margins or incur losses;

      -- any incurrence of substantial costs of compliance with, or liabilities under, environmental laws and regulations;

      -- changes in environmental laws, regulations and programs that could reduce demand for our environmental services and in turn impact our revenues;

      -- any inadequacy of our insurance to cover any significant liability for damages due to legal proceedings;

      -- any failure to attract and retain key professional personnel, which could impair our ability to provide services to our clients and otherwise conduct our business effectively;

      --   our ability to compete successfully in our industry;

      -- risks associated with our international operations, which could adversely affect the results from these operations and our overall business;

      -- failure to successfully integrate our new accounting and project management systems, which could impair our cash flows and cause us to incur further costs to integrate or upgrade our systems;

      -- the fact that ownership of our common stock is concentrated among a few of our major stockholders, who could act in concert to take actions that favor their own personal interests to the detriment of our interests and those of our other stockholders; and

      -- negotiations with labor unions and possible work actions, which could divert management attention and disrupt operations, and new collective bargaining agreements or amendments to agreements that could increase our labor costs and operating expenses.

     Because the risks and uncertainties referred to above, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for URS for each of the periods indicated is as follows:

                                                     YEAR ENDED OCTOBER 31,          SIX MONTHS
                                                --------------------------------       ENDED
                                                1998   1999   2000   2001   2002   APRIL 30, 2003
                                                ----   ----   ----   ----   ----   --------------
Ratio of earnings to fixed charges............  3.1x   2.0x   1.7x   1.8x   1.8x        1.6x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, fixed charges consist of interest expense, the amortization of debt discount, preferred stock dividends, and such portion of rental expense that is attributable to interest expense. Earnings consist of income before taxes plus fixed charges (excluding preferred stock dividends).

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities under this prospectus for our general corporate purposes.

     Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of our common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share. Of the 50,000,000 shares of common stock authorized, 32,578,171 shares were outstanding as of July 18, 2003 and 8,603,452 shares have been reserved for issuance under our incentive plans and employee stock purchase plan. None of the preferred stock was outstanding as of July 18, 2003.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

     The outstanding shares of our common stock are legally issued, fully paid and nonassessable. The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

PREFERRED STOCK

     Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. As of the date of this prospectus, there are no shares of preferred stock outstanding.

     The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of our company.

     Our board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. This description will include:

      --   the title and stated value:

      --   the number of shares we are offering;

      --   the liquidation preference per share;

      --   the purchase price per share;

      -- the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

      -- whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

      -- our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

      --   the procedures for any auction and remarketing, if any;

      --   the provisions for a sinking fund, if any;

      -- the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

      -- any listing of the preferred stock on any securities exchange or market;

      -- whether the preferred stock will be convertible into our common stock or other securities, including depositary shares and warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

      -- whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

      --   voting rights, if any, of the preferred stock;

      --   preemption rights, if any;

      --   restrictions on transfer, sale or other assignment, if any;

      -- whether interests in the preferred stock will be represented by depositary shares;

      -- a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

      -- the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

      -- any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

      -- any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

     When we issue shares of preferred stock under this prospectus, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

REGISTRATION RIGHTS

     Certain holders of shares of our common stock are entitled to certain rights with respect to registration of those shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holders of these shares may require us, at our expense and subject to certain limitations, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration.

ANTI-TAKEOVER PROVISIONS

     Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless before the date that the person became an "interested stockholder," the board of directors approved either the "business combination" or the transaction which makes the person an "interested stockholder," or after the date that the person became an "interested stockholder," the business combination is approved by our board of directors and the vote of at least 66 2/3% of our outstanding voting stock that is not owned by the "interested stockholder." Generally, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

     By-law and Certificate of Incorporation Provisions. Our by-laws provide that special meetings of our stockholders may be called only by our president, by the board of directors pursuant to a written request of a majority of the board of directors or by a written request of stockholders owning at least 20% of our outstanding capital stock entitled to vote. Our certificate of incorporation also specifies that the board of directors may alter, amend or repeal our by-laws by resolution of a majority of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and by-laws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

LISTING ON THE NEW YORK STOCK EXCHANGE

     Our common stock is listed on the New York Stock Exchange under the symbol "URS."

                        DESCRIPTION OF DEPOSITARY SHARES

     We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.

     The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share.

     The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to the holders of the depositary shares that are sold in the applicable offering. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. The following summaries of material provisions of the deposit agreement, the depositary shares and the depositary receipts are subject to, and qualified in their entirety by reference to, all of the provisions of the deposit agreement applicable to a particular offering of depositary shares. We urge you to read the prospectus supplements relating to any depositary shares that are sold under this prospectus, as well as the complete deposit agreement and depositary receipt.

FORM

     Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all of the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders, unless the depositary determines that it is not feasible to do so. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to those holders in proportion to the number of depositary shares owned by them.

WITHDRAWAL OF UNDERLYING PREFERRED STOCK

     Except as otherwise provided in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to the holder.

REDEMPTION OF DEPOSITARY SHARES

     If the preferred stock underlying any depositary shares we may sell under this prospectus is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any such redemption, in whole or in part, of that underlying preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the underlying preferred stock. Whenever we redeem shares of underlying preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

VOTING

     Upon receipt of notice of any meeting at which holders of the preferred stock underlying any depositary shares that we may sell under this prospectus are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the underlying preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying preferred stock represented by the holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying preferred stock to the extent it does not receive specific instructions with respect to the depositary shares representing such preferred stock.

CONVERSION OF PREFERRED STOCK

     If the prospectus supplement relating to any depositary shares that we may sell under this prospectus states that the underlying preferred stock is convertible into our common stock or other securities, the following will apply. The depositary shares, as such, will not be convertible into any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions that direct us to cause conversion of the preferred stock represented by the depositary shares into or for whole shares of our common stock or other securities, as applicable. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion, we will cause the conversion using the same procedures as those provided for conversion of the underlying preferred stock. If only some of a holder's depositary shares are converted, a new depositary receipt or receipts will be issued to the holder for any depositary shares not converted.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective until 90 days after notice of that amendment has been given to the holders. Each holder of depositary shares at the time any amendment becomes effective shall be deemed to consent and agree to that amendment and to be bound by the deposit agreement as so amended. The deposit agreement may be terminated by us or by the depositary only if all outstanding depositary shares have been redeemed or converted into any other securities into which the underlying preferred stock is convertible or there has been a final distribution, including to holders of depositary receipts, of the underlying preferred stock in connection with our liquidation, dissolution or winding up.

CHARGES OF DEPOSITARY

     We will pay all charges of the depositary, except for taxes and governmental charges and other charges as are expressly provided for in the deposit agreement to be for the account of the holders of depositary shares or persons other than ourselves who may deposit any underlying preferred stock with the depositary.

REPORTS

     The depositary will forward to holders of depositary receipts all notices and reports from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.

LIMITATION ON LIABILITY

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance of our respective duties under the deposit agreement without, in our case, negligence or bad faith or, in the case of the depositary, negligence or willful misconduct. We and the depositary may rely upon advice of counselor accountants, or upon information provided by persons presenting the underlying preferred stock for deposit, holders of depositary receipts or other persons believed by us in good faith to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

     The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which consist of warrants to purchase common stock, preferred stock, depositary shares and/or debt securities in one or more series. Warrants may be offered independently or together with common stock, preferred stock, depositary shares and/or debt securities offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

     We will issue the warrants under a warrant agreement, which we will enter into with a warrant agent to be selected by us. We use the term "warrant agreement" to refer to any of these warrant agreements. We use the term "warrant agent" to refer to the warrant agent under any of these warrant agreements. The warrant agent will act solely as an agent of ours in connection with the warrants and will not act as an agent for the holders or beneficial owners of the warrants.

     We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

GENERAL

     We will describe in the applicable prospectus supplement the terms relating to a series of warrants. If warrants for the purchase of debt securities are offered, the prospectus supplement will describe the following terms, to the extent applicable:

      --   the offering price and the aggregate number of warrants offered;

      --   the currencies in which the warrants are being offered;

      -- the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities that can be purchased if a holder exercises a warrant;

      -- the designation and terms of any series of debt securities with which the warrants are being offered and the number of warrants offered with each such debt security;

      -- the date on and after which the holder of the warrants can transfer them separately from the related series of debt securities;

      -- the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

      --   the terms of any rights to redeem or call the warrants;

      -- the date on which the right to exercise the warrants begins and the date on which such right expires;

      -- federal income tax consequences of holding or exercising the warrants; and

      -- any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants for the purchase of debt securities will be in registered form only.

     If warrants for the purchase of common stock, preferred stock or depositary shares are offered, the prospectus supplement will describe the following terms, to the extent applicable:

      --   the offering price and the aggregate number of warrants offered;

      -- the total number of shares that can be purchased if a holder of the warrants exercises them and, in the case of warrants for preferred stock or depositary shares, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise or that are underlying the depositary shares that can be purchased upon exercise;

      -- the designation and terms of any series of preferred stock or depositary shares with which the warrants are being offered and the number of warrants being offered with each share of common stock, preferred stock or depositary share;

      -- the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock or depositary shares;

      -- the number of shares of common stock or preferred stock or depositary shares that can be purchased if a holder exercises the warrant and the price at which such common stock, preferred stock or depositary shares may be purchased upon exercise, including, if applicable, any provisions for changes to or adjustments in the exercise price and in the securities or other property receivable upon exercise;

      -- the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

      -- the date on which the right to exercise the warrants begins and the date on which that right expires;

      -- federal income tax consequences of holding or exercising the warrants; and

      -- any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants for the purchase of common stock, preferred stock or depositary shares will be in registered form only.

     A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any warrants to purchase debt securities are exercised, the holder of the warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any rights to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the applicable indenture. Until any warrants to purchase common stock, preferred stock or depositary shares are exercised, holders of the warrants will not have any rights of holders of the underlying common stock, preferred stock or depositary shares, including any rights to receive dividends or to exercise any voting rights, except to the extent set forth under "--Warrant Adjustments" below.

EXERCISE OF WARRANTS

     Each holder of a warrant is entitled to purchase the principal amount of debt securities or number of shares of common stock, preferred stock or depositary shares, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised warrants will become void.

     A holder of warrants may exercise them by following the general procedure outlined below:

      -- delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

      -- properly completing and signing the reverse side of the warrant certificate representing the warrants; and

      -- delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

     If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price, subject to the transfer books for the securities issuable upon exercise of the warrant not being closed on such date. After you have completed those procedures and subject to the foregoing, we will, as soon as practicable, issue and deliver to you the debt securities, common stock, preferred stock or depositary shares that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

AMENDMENTS AND SUPPLEMENTS TO THE WARRANT AGREEMENTS

     We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement, or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially adversely affect the interests of the holders of the warrants.

WARRANT ADJUSTMENTS

     Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a common stock warrant, preferred stock warrant or depositary share warrant will be adjusted proportionately if we subdivide or combine our common stock, preferred stock or depositary shares, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without payment:

      -- issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

      -- pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

      -- issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

      -- issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of common stock warrants, preferred stock warrants and depositary share warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock, preferred stock or depositary shares, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

     Except as stated above, the exercise price and number of securities covered by a common stock warrant, preferred stock warrant and depositary share warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

     Holders of common stock warrants, preferred stock warrants and depositary share warrants may have additional rights under the following circumstances:

      -- certain reclassifications, capital reorganizations or changes of the common stock, preferred stock or depositary shares, as applicable;

      -- certain share exchanges, mergers, or similar transactions involving us and which result in changes of the common stock, preferred stock or depositary shares, as applicable; or

      -- certain sales or dispositions to another entity of all or substantially all of our property and assets.

     If one of the above transactions occurs and holders of our common stock, preferred stock or depositary shares are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants, preferred stock warrants and depositary share warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

                         DESCRIPTION OF DEBT SECURITIES

     The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will generally apply to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

     We will issue the senior notes under the senior indenture, which we will enter into with the trustee named in the senior indenture. We will issue the subordinated notes under the subordinated indenture, which we will enter into with the trustee named in the subordinated indenture. We will file forms of these documents as exhibits to the registration statement of which this prospectus is a part. We use the term "indentures" to refer to both the senior indenture and the subordinated indenture.

     The indentures will be qualified under the Trust Indenture Act of 1939. We use the term "debenture trustee" to refer to either the senior trustee or the subordinated trustee, as applicable.

     The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the complete indentures that contain the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior and the subordinated indentures are identical.

GENERAL

     We will describe in the applicable prospectus supplement the terms relating to a series of debt securities, including:

      --   the title;

      -- the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

      --   any limit on the amount that may be issued;

      -- whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

      --   the maturity date;

      -- the principal amount due at maturity, and whether the debt securities will be issued with any original issue discount;

      -- whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

      -- the annual interest rate, which may be fixed or variable, or the method for determining the rate, the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

      -- whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

      --   the terms of the subordination of any series of subordinated debt;

      --   the form and terms of any guarantee of any debt securities;

      --   the place where payments will be payable;

      --   restrictions on transfer, sale or other assignment, if any;

      -- our right, if any, to defer payment of interest and the maximum length of any such deferral period;

      -- the date, if any, after which, the conditions upon which, and the price at which we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions, and any other applicable terms of those redemption provisions;

      -- provisions for a sinking fund purchase or other analogous fund, if any;

      -- the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities;

      -- whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

         --    incur additional indebtedness;

         --    issue additional securities;

         --    create liens;

         -- pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

         --    redeem capital stock;

         -- place restrictions on our subsidiaries' ability to pay dividends, make distributions or transfer assets;

         --    make investments or other restricted payments;

         --    sell or otherwise dispose of assets;

         --    enter into sale-leaseback transactions;

         --    engage in transactions with stockholders and affiliates;

         --    issue or sell stock of our subsidiaries; or

         --    effect a consolidation or merger;

      -- whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

      -- a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

      --   information describing any book-entry features;

      --   the procedures for any auction and remarketing, if any;

      -- the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

      -- if other than dollars, the currency in which the series of debt securities will be denominated; and

      -- any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any events of default that are in addition to those described in this prospectus or any covenants provided with respect to the debt securities that are in addition to those described above, and any terms which may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

CONVERSION OR EXCHANGE RIGHTS

     We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours or a third party, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of our securities or the securities of a third party that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstances described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

CONSOLIDATION, MERGER OR SALE

     The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor of ours or acquiror of such assets must assume all of our obligations under the indentures and the debt securities.

     If the debt securities are convertible for our other securities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities which the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

EVENTS OF DEFAULT UNDER THE INDENTURE

     The following are events of default under the indentures with respect to any series of debt securities that we may issue:

      -- if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;

      -- if we fail to pay the principal, or premium, if any, when due and payable and the time for payment has not been extended or delayed;

      -- if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for

           90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

      -- if specified events of bankruptcy, insolvency or reorganization occur.

     If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.

     The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture.

     Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights, or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

      -- the direction so given by the holder is not in conflict with any law or the applicable indenture; and

      -- subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

     A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

      -- the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

      -- the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

      -- the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

     These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

     We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

     We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

      --   to fix any ambiguity, defect or inconsistency in the indenture;

      -- to comply with the provisions described above under "-- Consolidation, Merger or Sale";

      -- to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

      -- to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

      -- to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

      -- to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of debt securities or any series;

      -- to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the indenture; or

      -- to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

     In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

      --   extending the fixed maturity of the series of debt securities;

      -- reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

      -- reducing the percentage of debt securities, the holders of which are required to consent to any supplemental indenture.

DISCHARGE

     Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

      --   register the transfer or exchange of debt securities of the series;

      --   replace stolen, lost or mutilated debt securities of the series;

      --   maintain paying agencies;

      --   hold monies for payment in trust;

      --   recover excess money held by the debenture trustee;

      --   compensate and indemnify the debenture trustee; and

      --   appoint any successor trustee.

     In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

FORM, EXCHANGE AND TRANSFER

     We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, known as DTC, or another depositary named by us and identified in a prospectus supplement with respect to that series. See "Legal Ownership of Securities" for a further description of the terms relating to any book-entry securities.

     At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

     Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

     We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

     If we elect to redeem the debt securities of any series, we will not be required to:

      -- issue, register the transfer of, or exchange any debt securities of any series being redeemed in part during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

      -- register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

PAYMENT AND PAYING AGENTS

     Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

     We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check, which we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

     All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness which we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

GUARANTEES

     Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

                         LEGAL OWNERSHIP OF SECURITIES

     We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee or depositary or warrant agent maintain for this purpose as the "holders" of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as "indirect holders" of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

     We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

     Only the person in whose name a security is registered is recognized as the holder of that security. Global securities will be registered in the name of the depositary. Consequently, for global securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

     As a result, investors in a global security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

STREET NAME HOLDERS

     We may terminate global securities or issue securities that are not issued in global form. In these cases, investors may choose to hold their securities in their own names or in "street name." Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

     For securities held in street name, we or any applicable trustee or depositary will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we or any such trustee or depositary will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

LEGAL HOLDERS

     Our obligations, as well as the obligations of any applicable trustee or third party employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

     For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice, even if that holder is required, under agreements with its participants or customers or by law, to pass it along to the indirect holders, but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of default or of our obligation to comply with a particular provision of an indenture, or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

     If you hold securities through a bank, broker or other financial institution, either in book-entry form because the securities are represented by one or more global securities or in street name, you should check with your own institution to find out:

      --   how it handles securities payments and notices;

      --   whether it imposes fees or charges;

      -- how it would handle a request for the holders' consent, if ever required;

      -- whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

      -- how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

      -- if the securities are global securities, how the depositary's rules and procedures will affect these matters.

GLOBAL SECURITIES

     A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

     Each security issued in book-entry form will be represented by a global security that we issue to, deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, DTC will be the depositary for all global securities issued under this prospectus.

     A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under "-- Special Situations when a Global Security will be Terminated." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

     If the prospectus supplement for a particular security indicates that the security will be issued as a global security, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

     As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

     If securities are issued only as global securities, an investor should be aware of the following:

      -- An investor cannot cause the securities to be registered in his or her name, and cannot obtain nonglobal certificates for his or her interest in the securities, except in the special situations we describe below;

      -- An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above;

      -- An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

      -- An investor may not be able to pledge his or her interest in the global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

      -- The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in the global security. We and any applicable trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way;

      -- The depositary may, and we understand that DTC will, require that those who purchase and sell interests in the global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

      -- Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in the global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

     In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own names, so that they will be direct holders. We have described the rights of holders and street name investors above.

     A global security will terminate when the following special situations occur:

      -- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

      -- if we notify any applicable trustee that we wish to terminate that global security; or

      -- if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

                              SELLING STOCKHOLDERS

     On August 22, 2002, we acquired all of the outstanding common shares of Carlyle-EG&G Holdings Corp. and Lear Siegler Services (collectively, "EG&G"), leading providers of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. In connection with the EG&G acquisition, we issued to the stockholders of EG&G, including Carlyle-EG&G, L.L.C. and EG&G Technical Services Holdings, L.L.C., 100,000 shares of our Series D Preferred Stock and 4,957,359 shares of our Common Stock. At a special meeting held on January 28, 2003, our stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock into 2,106,674 shares of voting common stock. In order to induce EG&G to enter into the purchase agreement with us, we agreed to provide Carlyle-EG&G, L.L.C., EG&G Technical Services Holdings, L.L.C., Blum Strategic Partners, L.P. and Blum Capital Partners, L.P. with certain registration rights.

     The following table sets forth certain information relating to the selling stockholders' beneficial ownership of shares of our common stock as of September 3, 2003. The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each group identified possesses sole voting and investment power with respect to shares.

                                                               SHARES OF
                                                              COMMON STOCK
SELLING STOCKHOLDER                                              OWNED
------------------------------------------------------------  ------------
TCG Holdings, L.L.C.(1).....................................   7,064,033
Blum Capital Partners, L.P.(2)..............................   6,932,064

------------

(1) The number of shares of outstanding common stock owned represents 5,264,807 shares of common stock held by Carlyle-EG&G, L.L.C. and 1,799,226 shares of common stock held by EG&G Technical Services Holdings, L.L.C. EG&G Technical Services Holdings, L.L.C. is the sole member of Carlyle-EG&G, L.L.C. The controlling members of EG&G Technical Services Holdings, L.L.C. consist of Carlyle Partners III, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners II, L.P., Carlyle International Partners II, L.P. and certain additional partnerships of which either TC Group, L.L.C. or one of its subsidiaries is the general partner (collectively, the "Carlyle Investment Partnerships") and certain investors with respect to which TC Group, L.L.C. or one of its subsidiaries exercises investment discretion and management. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Carlyle Investment

    Partnerships through its capacity as the general partner of certain of the Carlyle Investment Partnerships or indirectly through its wholly-owned subsidiaries TC Group II, L.L.C. and TCG High Yield, L.L.C., each the general partner of certain of the Carlyle Investment Partnerships. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of common stock beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

(2) The number of shares includes 1,086,960 shares owned directly by five limited partnerships for which Blum Capital Partners, L.P. serves as the general partner and one investment advisory client for which Blum Capital Partners, L.P. serves as investment advisor with voting and investment discretion. These shares may be deemed to be owned indirectly by the following parties: (a) Blum Capital Partners, L.P.; (b) Richard C. Blum & Associates, Inc., the sole general partner of Blum Capital Partners, L.P.; and (c) Richard C. Blum, Chairman of Richard C. Blum and Associates, Inc. Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

    The number also includes 5,845,104 shares owned directly by Blum Strategic Partners, L.P. These shares may be deemed to be owned indirectly by Blum Strategic GP, L.L.C., the general partner of Blum Strategic Partners, L.P. and by Mr. Blum, a managing member of Blum Strategic GP, L.L.C. Both Blum Strategic GP, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

     The prospectus supplement relating to any shares of common stock offered by a selling stockholder will set forth the number of shares of common stock being offered for such selling stockholder's account as well as the number of such shares and the percentage of the class, if greater than one percent, to be owned by such selling stockholder after completion of the offering.

     All expenses incurred with the registration of shares of common stock owned by the selling stockholders will be borne by us; provided that, we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with such registration.

                              PLAN OF DISTRIBUTION

     Both the selling stockholders and we may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers,
(b) through agents or (c) directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

      --   the terms of the offering;

      --   the names of any underwriters, dealers or agents;

      --   the name or names of any managing underwriter or underwriters;

      --   the purchase price of the securities from us;

      --   the net proceeds to us from the sale of the securities;

      --   any delayed delivery arrangements;

      -- any underwriting discounts, commissions and other items constituting underwriters' compensation;

      --   any initial public offering price;

      --   any discounts or concessions allowed or reallowed or paid to dealers;
           and

      --   any commissions paid to agents.

     We or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed at market prices prevailing at the time of sale; at prices related to such prevailing market prices; or at negotiated prices.

SALES THROUGH UNDERWRITERS OR DEALERS

     If we or the selling stockholders use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we or the selling stockholders use dealers in the sale of securities, the selling stockholders and we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

DIRECT SALES AND SALES THROUGH AGENTS

     We or the selling stockholders may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We or the selling stockholders may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

     We or the selling stockholders may sell the securities through agents we or the selling stockholders designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We or the selling stockholders may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us or the selling stockholders in the ordinary course of their business.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended October 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of EG&G Technical Services, Inc. and Subsidiary as of December 28, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, incorporated in this prospectus by reference to our report on Form 8-K/A filed on November 5, 2002, have been audited by Ernst & Young LLP and have been so incorporated in reliance upon the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Lear Siegler Services, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, incorporated in this prospectus by reference to our report on Form 8-K/A filed on November 5, 2002, have been audited by Ernst & Young LLP and have been so incorporated in reliance upon the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN GET MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                              Washington, DC 20549

     You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of this information and the registration statement through the SEC's "EDGAR" (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC's website (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

     We are incorporating by reference the following reports that we have filed with the SEC (other than any portion of such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

      --   the annual report on Form 10-K for the year ended October 31, 2002;

      --   the annual report on Form 10-K/A for the year ended October 31, 2002;

      -- the quarterly reports on Form 10-Q for the periods ended January 31, 2003 and April 30, 2003;

      -- the current reports on Form 8-K filed on May 2, 2003, January 31, 2003, November 15, 2002 and our current report on Form 8-K/A filed on November 5, 2002; and

      -- the description of our common stock contained in our registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to URS Corporation, Attention: Corporate Secretary, URS Corporation, 600 Montgomery Street, 25th Floor, San Francisco, California 94111-2727, (415) 774-2700.
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                              [INSIDE BACK COVER]

Photos: Tank, Panorama of watershed, School, Los Angeles airport, Air Force planes, Tennessee Valley Authority power plant, Bridge

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                                   (URS Logo)